

2017 Proxy Statement

and Notice of Annual Meeting of Shareholders of Caterpillar Inc.

June 14, 2017, 8 a.m. local time at our construction equipment manufacturing facility

Athens, Georgia

CATERPILLAR®

Caterpillar's reputation is one of our greatest assets. We all share the responsibility to protect it – every day. We have earned our solid reputation by developing, building and delivering great products and services, and by acting according to the highest ethical standards.



Integrity
The Power of Honesty

Integrity is the foundation of all we do. It is a constant. Those with whom we work, live and serve can rely on us.



Excellence
The Power of Quality

The power of quality. We set and achieve ambitious goals. The quality of our products and services reflects the power and heritage of Caterpillar.



Teamwork
The Power of Working Together

We help each other succeed. We are a team, sharing our unique talents to help those with whom we work, live and serve.



Commitment
The Power of Responsibility

We embrace our responsibilities. Individually and collectively we make meaningful commitments — first to each other, and then to those with whom we work, live and serve.



Sustainability
The Power of Endurance

We are committed to building a better world. Sustainability is part of who we are and what we do every single day.

TABLE OF CONTENTS

We are sending you these proxy materials in connection with Caterpillar's solicitation of proxies, on behalf of its Board of Directors, for the 2017 Annual Meeting of Shareholders (Annual Meeting). Distribution of these materials is scheduled to begin on May 2, 2017. Please submit your vote and proxy by telephone, mobile device, Internet, or, if you received your materials by mail, you can also complete and return your proxy or voting instruction form by mail.



DEAR FELLOW SHAREHOLDERS,



David L. Calhoun
Chairman of the Board

I am honored to serve your interests as Caterpillar's recently elected non-executive chairman of the board of directors. Your board has played a very active role in recent months. Following a thorough and deliberative succession planning process, the board elected Jim Umpleby as Caterpillar's chief executive officer effective January 1, 2017. Jim has more than 35 years of experience at Caterpillar, most recently as group president of the Energy & Transportation business segment and a member of the executive office.

Doug Oberhelman, our chairman and CEO since 2010, has retired and we want to acknowledge his enormous contributions to our company over his 41-year career. Doug led our management team through the most severe business cycle in our history. The team took extraordinary steps to optimize our manufacturing and distribution footprint, lower overhead costs, and invest in competitively differentiated technologies. Over this very challenging period we improved our competitive position, protected our financial position, and developed a very capable leadership team for the future.

A leadership transition is an appropriate time to take a fresh look at our company's strategy. Jim has brought a diverse management team together to review our strategy and will report recommendations later this year. Caterpillar remains the worldwide market leader in an array of businesses with great prospects. We have a global dealer network that is the envy of our competitors. As our customers seek greater productivity than ever before, they require technology solutions to, among other things, make them more efficient, and increase safety, equipment utilization and performance. Caterpillar is committed to meeting those needs, and more, for all of our customers. Your board will be closely involved in this strategy review process to help ensure our choices create maximum long term value for shareholders.

Caterpillar is also committed to good governance and compliance with all regulations and laws, and we have a very robust system in place to support and monitor our performance on this commitment, which is reviewed by the board on an annual basis and by the audit committee at its regularly scheduled meetings. Employee compliance matters are brought to our attention through the Caterpillar Office of Business Practices and audit staff reviews. Caterpillar's code of conduct, known as Our Values in Action, is applied consistently across our global enterprise, acknowledged annually by all employees and benchmarked against the best in industry. Board members must also read, understand, and acknowledge our commitment to these Values every year. We regularly benchmark our corporate governance, compensation, compliance and other practices against peers and preferences of organizations such as The Council of Institutional Investors, of which we are a member.

On March 2, 2017, federal law enforcement authorities executed search warrants at three of our Peoria-area facilities. The warrants, while also related to export filings, were connected in part to a matter we previously disclosed relating to our Switzerland-based subsidiary, CSARL. We take this matter very seriously, we are cooperating with the government investigation, and we have a strong team in place to manage this matter. Caterpillar has retained former U.S. Attorney General William P. Barr and Jim has asked him to review matters related to the search warrants, take a fresh look at Caterpillar's disputes with the government, get all the facts, and then help bring these matters to an appropriate resolution.

As part of our leadership transition, the board separated the roles of chairman and chief executive officer. This structure allows our new CEO to focus on running the business while, as non-executive chairman, I ensure the board is providing Jim the resources and counsel to make our company successful. We believe a strong and independent board is integral to the long term success of our company. Our move to split the chair and CEO role at this moment in time demonstrates that commitment. The board intends to review the appropriateness of this structure on a biannual basis.

We regularly review the composition and qualifications of our board, and are delighted that Ray Wilkins, a former executive of AT&T Inc., joined our board in April 2017. Ray brings a broad array of leadership and business skills, including communications and information technology expertise that will serve the emerging needs of our company and augment the Board's knowledge in these areas.

Shareholder relationships and outreach are a critical part of the board's oversight. In addition to regular investor relations engagement, we meet annually with many of our institutional shareholders.

The board of directors is honored to represent Caterpillar and our shareholders. We encourage you to vote your shares at the upcoming annual meeting.

Very truly yours,

David L. Calhoun
Chairman of the Board

PROXY SUMMARY

This summary does not contain all of the information you should consider. You should read the complete proxy statement before voting.

ANNUAL MEETING OF SHAREHOLDERS

Time & Date:	8:00 a.m. - June 14, 2017
Place:	250 Dozer Drive, Athens, Georgia 30606-0701
Record Date:	The close of business on April 17, 2017
Admission:	Please follow the instructions contained in the Admission Procedure on page 77

SHAREHOLDER VOTING MATTERS

	PROPOSAL	BOARD'S VOTING RECOMMENDATION	PAGE REFERENCE
1	Election of thirteen Directors named in this Proxy Statement	FOR each Nominee	6
2	Ratification of our Independent Registered Public Accounting Firm	FOR	21
3	Advisory Vote to approve Executive Compensation	FOR	23
4	Advisory Vote on the Frequency of Executive Compensation Votes	One Year	51
5	Approve the Amended and Restated Caterpillar Inc. 2014 Long-Term Incentive Plan	FOR	51
6	Shareholder Proposal – Provide a Report of Lobbying Activities	AGAINST	60
7	Shareholder Proposal – Decrease Percent of Ownership Required to Call Special Shareholder Meeting	AGAINST	62
8	Shareholder Proposal – Provide a Report of Lobbying Priorities	AGAINST	63
9	Shareholder Proposal – Include Sustainability as a Performance Measure under Executive Incentive Plans	AGAINST	65
10	Shareholder Proposal – Amend the Company's Compensation Clawback Policy	AGAINST	67
11	Shareholder Proposal – Adopt a Permanent Policy that the Chairman be Independent	AGAINST	69

OUR DIRECTOR NOMINEES

NOMINEE AND PRINCIPAL OCCUPATION	INDEPENDENT	AGE	DIRECTOR SINCE	OTHER PUBLIC COMPANY BOARDS	AC	CC	PPGC
David L. Calhoun Independent Chairman *Senior Managing Director of The Blackstone Group, L.P.*	Yes	59	2011	Nielsen Holdings PLC The Boeing Company		Member	
Daniel M. Dickinson *Managing Partner of HCI Equity Partners*	Yes	55	2006	None	Member		
Juan Gallardo *Former CEO of Organización CULTIBA, S.A.B. de C.V.*	Yes	69	1998	Grupo Aeroportuario del Pacifico, S.A.B. de C.V. Grupo Financiero Santander Mexico, S.A.B. de C.V. Organización CULTIBA, S.A.B. de C.V.			Member
Jesse J. Greene, Jr. *Instructor at Columbia Business School and former Vice President of Financial Management and Chief Financial Risk Officer of International Business Machines Corporation*	Yes	72	2011	None		Member	
Jon M. Huntsman, Jr. *Former United States Ambassador to China and former Governor of Utah*	Yes	57	2012	Chevron Corporation Ford Motor Company Hilton Worldwide Holdings Inc.			Member
Dennis A. Muilenburg *Chairman, President and CEO of The Boeing Company*	Yes	53	2011	The Boeing Company	Member		
William A. Osborn *Former Chairman and CEO of Northern Trust Corporation*	Yes	69	2000	Abbott Laboratories General Dynamics Corporation	Chair		
Debra L. Reed *Chairman and CEO of Sempra Energy*	Yes	60	2015	Halliburton Company Sempra Energy		Member	
Edward B. Rust, Jr. *Former Chairman and CEO of State Farm Mutual Automobile Insurance Company*	Yes	66	2003	Helmerich & Payne, Inc. S&P Global Inc.			Chair
Susan C. Schwab *Professor at the University of Maryland School of Public Policy and a Strategic Advisor for Mayer Brown LLP; former United States Trade Representative*	Yes	62	2009	FedEx Corporation Marriott International, Inc. The Boeing Company			Member
Jim Umpleby *CEO of Caterpillar Inc.*	No	59	2017	None			
Miles D. White *Chairman and CEO of Abbott Laboratories*	Yes	62	2011	Abbott Laboratories McDonald's Corporation		Chair	
Rayford Wilkins, Jr. *Former CEO of Diversified Businesses at AT&T*	Yes	65	2017	Morgan Stanley Valero Energy Corporation	Member		

AC: Audit Committee   **CC:** Compensation Committee   **PPGC:** Public Policy and Governance Committee

 Chair

 Member

GOVERNANCE HIGHLIGHTS

Our commitment to good corporate governance stems from our belief that a strong governance framework creates long-term value for our shareholders, strengthens Board and management accountability and builds trust in the Company and its brand. Our governance framework includes the following highlights:

BOARD AND GOVERNANCE INFORMATION		BOARD AND GOVERNANCE INFORMATION	
Size of Board	13	Average Director Tenure	7 years
Number of Independent Directors	12	Supermajority Voting Threshold for Mergers	No
Average Age of Directors	62	Proxy Access	Yes
Board Meetings Held in 2016	9	Shareholder Action by Written Consent	No
Annual Election of Directors	Yes	Shareholder Called Special Meetings	Yes
Mandatory Retirement Age	72	Poison Pill	No
Women and Minority Board Members	38%	Code of Conduct for Directors, Officers and Employees	Yes
Majority Voting in Director Elections	Yes	Stock Ownership Guidelines for Directors and Executive Officers	Yes
Separate Chair and CEO	Yes	Anti-Hedging and Pledging Policies	Yes
Independent Chair	Yes	Compensation Recoupment Policy	Yes

2016 PERFORMANCE HIGHLIGHTS

DIVIDEND PAYMENTS



$1.8 billion

Our dividend has remained a high priority throughout this difficult economic cycle and **in 2016 we paid $1.8 billion in dividends to shareholders**.

Caterpillar has paid a cash dividend every year since the Company was formed and has paid a quarterly dividend since 1933.

COST REDUCTION

~$2.3 billion

Period costs and variable manufacturing costs were $2.3 billion lower in 2016 – restructuring and cost reduction actions and lower incentive pay helped mitigate the impact of lower sales.



STRONG BALANCE SHEET



$7.2 billion

Despite significant restructuring costs, we ended 2016 with **$7.168 billion** of cash on the balance sheet and Machinery, Energy & Transportation (ME&T) debt-to-capital ratio at **41%**.



100 NE Adams Street
Peoria, Illinois 61629
Phone (309) 675-1000
www.caterpillar.com

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

Date:	June 14, 2017
Time:	8:00 a.m.
Place:	**250 Dozer Drive** **Athens, GA 30606-0701**
Record Date:	April 17, 2017

MEETING AGENDA:

- **Elect** thirteen director nominees named in this Proxy Statement
- **Ratify** our independent registered public accounting firm for 2017
- **Approve**, by non-binding vote, executive compensation
- **Approve**, by non-binding vote, the frequency of executive compensation votes
- **Vote** to approve the Amended and Restated 2014 Long-Term Incentive Plan
- **Vote** on shareholder proposals
- **Any** other business that properly comes before the meeting

PLEASE VOTE YOUR SHARES

We encourage shareholders to vote promptly, as this will save the expense of additional proxy solicitation. You may vote in the following ways:



By Internet

vote online at www.caterpillar.com/proxymaterials



By Mobile Device

scan this QR code to vote with your mobile device



By Telephone

call the number included on your proxy card or notice



By Mail

mail your signed proxy or voting instruction form

By Order of the Board of Directors

Christopher M. Reitz
Corporate Secretary
May 2, 2017

Important Notice Regarding the Availability of Proxy Materials

This Notice of Annual Meeting and Proxy Statement and the 2016 Annual Report on Form 10-K are available at www.eproxyaccess.com/cat2017.

PROPOSAL 1 – ELECTION OF DIRECTORS



PROPOSAL SNAPSHOT

- **What am I voting on?**

Shareholders are being asked to elect thirteen director nominees named in this Proxy Statement for a one-year term.

 **Voting Recommendation:**
FOR the election of each of the Board's director nominees.

OVERVIEW OF OUR BOARD



GENDER AND DIVERSITY

2 WOMEN

3 MINORITIES



DIRECTOR AGE

50-55 YEARS

66+ YEARS

56-60 YEARS

61-65 YEARS

61% OF DIRECTORS ARE SEVEN OR MORE YEARS FROM MANDATORY RETIREMENT AGE 72



DIRECTOR TENURE

10+ YEARS

0-5 YEARS

6-9 YEARS

BOARD ATTENDANCE

	NUMBER OF MEETINGS HELD	CALHOUN	DICKINSON	GALLARDO	GREENE	HUNTSMAN	MUILENBURG	OBERHELMAN	OSBORN	REED	RUST	SCHWAB	WHITE
Board	9	9	9	9	9	8	9	9	9	7	9	9	8
Audit	11		11			11		11					
Compensation & Human Resources	7	7			7					7			7
Public Policy & Governance	5		5		5						5	5	

98%
Attendance for 2016

The Board's policy is that directors should attend the annual shareholder meeting. All directors attended the 2016 shareholder meeting. The independent directors generally meet in executive session as part of each regularly scheduled Board meeting. Ed Rust, who was Caterpillar's Presiding Director in 2016, presided over the executive sessions in 2016.

BOARD EVOLUTION SINCE 2011

- ✓ Eight new directors elected
- ✓ Full rotation of Board committee chairs
- ✓ Independent Chairman elected
- ✓ Reallocation of committee responsibilities
- ✓ Expanded qualifications and diversity represented on Board

DIVERSITY OF SKILLS AND EXPERTISE

Our independent Board nominees offer a diverse range of skills and experience in relevant areas.



CEO
9 Members
Manufacturing
6 Members
Business Development and Strategy
12 Members
Risk Management
8 Members
Technology
8 Members
Customer and Product Support Services
9 Members
Finance & Accounting
10 Members
Government/ Regulatory Affairs
11 Members

GLOBAL EXPERIENCE

As shown by the yellow highlighted areas in the map below, our independent directors have international experience that aligns with Caterpillar's global presence.



Caterpillar plus Dealer facilities by continent
<200
>200
>500
>1,000
All data aggregated by continent

The Board has nominated the following individuals to stand for election for a one-year term expiring at the annual meeting of shareholders in 2018.

The number of persons comprising the Caterpillar Board of Directors is currently established as thirteen. If any of the Board's nominees should become unavailable to serve as a Director prior to the Annual Meeting, the size of the Board and number of Board nominees will be reduced accordingly.

DIRECTOR CANDIDATE BIOGRAPHIES AND QUALIFICATIONS

Directors have been in their current positions for the past five years unless otherwise noted. Information is as of April 1, 2017.



DAVID L. CALHOUN

Senior Managing Director and Head of Private Equity Portfolio Operations of The Blackstone Group L.P. (private equity firm)

Other current directorships (2)
- Nielsen Holdings PLC
- The Boeing Company

Other directorships within the last five years
- Medtronic, Inc

Caterpillar Committee
- Compensation

Age 59

Director Since 2011

Independent Chairman of the Board

Key Qualifications and Skills:

Mr. Calhoun was previously Executive Chair of Nielsen Holdings N.V. (marketing and media information) (2014-2015). Prior to his position at Blackstone, Mr. Calhoun served as Chairman of the Executive Board and Chief Executive Officer of The Nielsen Company B.V. (2006-2013).

The Board believes that Mr. Calhoun provides valuable insight and perspective into general strategic and business matters, stemming from his extensive executive and management experience with Blackstone, Nielsen and GE. Mr. Calhoun also has significant manufacturing and high-technology industry expertise as evidenced by his leadership of GE's aircraft engines and transportation businesses.



DANIEL M. DICKINSON

Managing Partner of HCI Equity Partners (private equity firm)

Other current directorships (0)
- None

Other directorships within the last five years
- Mistras Group, Inc.
- Progressive Waste Solutions Ltd.

Caterpillar Committee
- Audit

Age 55

Director Since 2006

Independent

Key Qualifications and Skills:

The Board believes that Mr. Dickinson's experience in mergers and acquisitions, private equity business and role as an investment banker provides important insights for evaluating investment opportunities. His significant financial experience, both in the U.S. and internationally, contributes to the Board's understanding and ability to analyze complex issues. His experience as a former director of large, publicly-traded multinational corporations enables him to provide meaningful input and guidance to the Board and the Company.



JUAN GALLARDO

Former CEO of Organización CULTIBA, S.A.B. de C.V. (beverage industry)

Other current directorships (3)
- Grupo Aeroportuario del Pacifico, S.A.B. de C.V.
- Grupo Financiero Santander Mexico, S.A.B. de C.V.
- Organización CULTIBA, S.A.B. de C.V.

Other directorships within the last five years
- Lafarge SA

Caterpillar Committee
- Public Policy and Governance

Age 69

Director Since 1998

Independent

Key Qualifications and Skills:

Mr. Gallardo retired as the CEO of Organización CULTIBA, S.A.B. de C.V. in 2016. Mr. Gallardo resides in Mexico where Caterpillar has a presence. The Board believes that Mr. Gallardo's international business experience, particularly in Latin America and South America, is important for the Company's understanding of these markets. His extensive background in trade-related issues also contributes to the Board's expertise. In addition, his experience as a chief executive officer and director of large, publicly-traded multinational corporations enables him to provide meaningful input and guidance to the Board and the Company.



JESSE J. GREENE, JR.

Instructor at Columbia Business School

Other current directorships (0)
- None

Other directorships within the last five years
- None

Caterpillar Committee
- Compensation

Age 72

Director Since 2011

Independent

Key Qualifications and Skills:

Mr. Greene is currently an instructor at Columbia Business School in New York City where he teaches corporate governance, risk management and other business topics at the graduate and executive education levels. He was formerly Vice President of Financial Management and Chief Financial Risk Officer of International Business Machines Corporation (computer and office equipment).

The Board believes that Mr. Greene's risk management and information technology experience provides a unique skill set to the Board. His experience as a chief financial risk officer and executive of a large, publicly-traded multinational corporation enables him to provide meaningful input and guidance to the Board and the Company.



JON M. HUNTSMAN, JR.

Former United States Ambassador to China (2009-2011) and former Governor of Utah (2005-2009)

Other current directorships (3)
- Chevron Corporation
- Ford Motor Company
- Hilton Worldwide Holdings Inc.

Other directorships within the last five years
- Huntsman Corporation

Caterpillar Committee
- Public Policy and Governance

Age 57

Director Since 2012

Independent

Key Qualifications and Skills:

Caterpillar has a significant manufacturing presence and dealer network in China. The Board believes that Mr. Huntsman's extensive knowledge of Asia and international affairs, operational experience gained as governor of Utah and experience as a director of other large, publicly-traded multinational corporations enables him to provide meaningful input and guidance to the Board and the Company.



DENNIS A. MUILENBURG

Chairman, President and CEO of The Boeing Company (aircraft and defense)

Other current directorships (1)
- The Boeing Company

Other directorships within the last five years
- None

Caterpillar Committee
- Audit

Age 53

Director Since 2011

Independent

Key Qualifications and Skills:

Prior to his current position, Mr. Muilenburg was Vice Chairman, President and Chief Operating Officer of The Boeing Company (2013-2015). Prior to that, he was Executive Vice President of The Boeing Company and President and Chief Executive Officer of Boeing Defense, Space & Security (2009-2013).

The Board believes that Mr. Muilenburg provides valuable insight to the Board on strategic and business matters, stemming from his experience with large-scale product development programs and his worldwide supply chain and manufacturing expertise.



WILLIAM A. OSBORN

Former Chairman and CEO of Northern Trust Corporation and The Northern Trust Company (financial services)

Other current directorships (2)

- Abbott Laboratories
- General Dynamics Corporation

Other directorships within the last five years

- Tribune Company

Caterpillar Committee

- Audit, Chair

Age 69

Director Since 2000

Independent

Key Qualifications and Skills:

The Board believes that Mr. Osborn's financial expertise and experience is valuable to the Board. In addition, his experience as a chief executive officer and director of other large, publicly-traded corporations enables him to provide meaningful input and guidance to the Board and the Company.



DEBRA L. REED

Chairman of the Board and CEO of Sempra Energy (energy infrastructure and utilities)

Other current directorships (2)

- Halliburton Company
- Sempra Energy

Other directorships within the last five years

- None

Caterpillar Committee

- Compensation

Age 60

Director Since 2015

Independent

Key Qualifications and Skills:

The power, oil and gas industries are key end-user markets for Caterpillar products. The Board believes that Ms. Reed's background provides valuable insights into trends in these industries. In addition, her experience as a chief executive officer and director of other large, publicly-traded corporations enables her to provide meaningful input and guidance to the Board and the Company.



EDWARD B. RUST, JR.

Former Chairman and CEO of State Farm Mutual Automobile Insurance Company (insurance)

Other current directorships (2)

- Helmerich & Payne, Inc.
- S&P Global Inc.

Other directorships within the last five years

- None

Caterpillar Committee

- Public Policy and Governance, Chair

Age 66

Director Since 2003

Independent

Key Qualifications and Skills:

Mr. Rust retired as Chairman in 2017 and as Chief Executive Officer in 2016 of State Farm Mutual Automobile Insurance Company.

The Board believes that Mr. Rust's financial and business experience is valuable to the Board. His role as a past Chairman of the U.S. Chamber of Commerce, chief executive officer of a major national corporation and experience as a director of large, publicly-traded multinational corporations enables him to provide meaningful input and guidance to the Board and the Company. In addition, his extensive involvement in education improvement compliments the Company's culture of social responsibility.



SUSAN C. SCHWAB

Professor at the University of Maryland School of Public Policy and a Strategic Advisor for Mayer Brown LLP (global law firm)

Other current directorships (3)

- FedEx Corporation
- Marriott International, Inc.
- The Boeing Company

Other directorships within the last five years

- None

Caterpillar Committee

- Public Policy and Governance

Age 62

Director Since 2009

Independent

Key Qualifications and Skills:

Prior to her current positions, Ambassador Schwab held various positions including United States Trade Representative (member of the President's cabinet) and Deputy United States Trade Representative.

The Board believes that Ambassador Schwab brings extensive knowledge, insight and experience on international trade issues to the Board. Her educational experience and role as the U.S. Trade Representative provide important insights for the Company's global business model and long-standing support of open trade. In addition, her experience as a director of large, publicly-traded multinational corporations enables her to provide meaningful input and guidance to the Board and the Company.



JIM UMPLEBY

CEO of Caterpillar Inc.

Other current directorships (0)

- None

Other directorships within the last five years

- None

Caterpillar Committee

- None

Age 59

Director Since January 2017

Management

Key Qualifications and Skills:

Prior to his current position, Mr. Umpleby served as a Group President of Caterpillar Inc. (2013 to 2016) and before that served as a Vice President of Caterpillar Inc. (2010 to 2013).

The Board believes that Mr. Umpleby's extensive experience and knowledge of the Company, gained in a wide range of Caterpillar leadership positions in engineering, manufacturing, marketing, sales and services enables him to provide meaningful input and guidance to the Board and the Company.



MILES D. WHITE

Chairman and CEO of Abbott Laboratories (pharmaceuticals and biotechnology)

Other current directorships (2)

- Abbott Laboratories
- McDonald's Corporation

Other directorships within the last five years

- None

Caterpillar Committee

- Compensation, Chair

Age 62

Director Since 2011

Independent

Key Qualifications and Skills:

The Board believes that Mr. White's experience as the chief executive officer of a large, complex multinational company provides important insight to the Board. His skills include knowledge of cross-border operations, strategy and business development, risk assessment, finance, leadership development and succession planning, and corporate governance matters. In addition to his role as an executive officer, his experience as a director of other large, publicly-traded multinational corporations enables him to provide meaningful input and guidance to the Board and the Company.



RAYFORD WILKINS, JR.

Former Chief Executive Officer of Diversified Businesses at AT&T (telecommunications)

Other current directorships (2)
- Morgan Stanley
- Valero Energy Corporation

Other directorships within the last five years
- América Móvil, S.A.B. de C.V.

Caterpillar Committee
- Audit

Age 65

Director Since April 2017

Independent

Key Qualifications and Skills:

The Board believes that Mr. Wilkins' expertise and oversight experience in the information technology area is valuable to the Board. In addition, his experience as an executive officer and director of other large, publicly-traded corporations enables him to provide meaningful input and guidance to the Board and the Company. Mr. Wilkins was brought to the attention of the Board through a professional search firm.

DIRECTOR COMPENSATION

Compensation for non-employee directors for 2016 was comprised of the following components:

Cash Retainer:	$150,000
Restricted Stock Units (1 year vesting)	$125,000
Stipends:	
Presiding Director	$25,000
Audit Committee Chairman	$20,000
Compensation Committee Chairman	$20,000

Directors are required to own Caterpillar common stock equal to five times their annual cash retainer. Directors have a five-year period from the date of their election or appointment to meet the target ownership guidelines.

Directors may defer 50 percent or more of their annual cash retainer and stipend into an interest-bearing account or an account representing phantom shares of Caterpillar stock.

Directors that joined the Board prior to 2008 also participate in a Charitable Award Program, under which a donation of up to $500,000 will be made by the Company, in the director's name, to charitable organizations selected by the director and $500,000 to the Caterpillar Foundation. Directors derive no financial benefit from the program.

DIRECTOR COMPENSATION FOR 2016			
DIRECTOR	**FEES EARNED OR PAID IN CASH**	**RESTRICTED STOCK UNITS[1]**	**ALL OTHER COMPENSATION[2]**	**TOTAL**
David L. Calhoun	$150,000	$125,015	$ —	$275,015
Daniel M. Dickinson	$150,000	$125,015	$32,696	$307,711
Juan Gallardo	$150,000	$125,015	$13,051	$288,066
Jesse J. Greene, Jr.	$150,000	$125,015	$ 2,000	$277,015
Jon M. Huntsman, Jr.	$150,000	$125,015	$ —	$275,015
Dennis A. Muilenburg	$150,000	$125,015	$ —	$275,015
William A. Osborn	$170,000	$125,015	$13,051	$308,066
Debra L. Reed	$150,000	$125,015	$ 2,100	$277,115
Edward B. Rust, Jr.	$175,000	$125,015	$22,833	$322,848
Susan C. Schwab	$150,000	$125,015	$15,000	$290,015
Miles D. White	$170,000	$125,015	$ 8,000	$303,015

[1] As of December 30, 2016, the number of vested and non-vested options (NQs), RSUs and Phantom Shares held by each individual serving as a non-employee director during 2016 was: Mr. Calhoun: 12,197 (which consists of 1,672 RSUs and 10,525 Phantom Shares); Mr. Dickinson: 26,101 (which consists of 1,672 RSUs and 24,429 Phantom Shares); Mr. Gallardo: 34,400 (which consists of 5,833 SARs, 1,672 RSUs and 26,895 Phantom Shares); Mr. Greene: 1,672 RSUs; Mr. Huntsman: 1,672 RSUs; Mr. Muilenburg: 1,672 RSUs; Mr. Osborn: 2,036 (which consists of 1,672

RSUs and 364 Phantom Shares); Ms. Reed: 4,897 (which consists of 1,672 RSUs and 3,225 Phantom Shares); Mr. Rust: 34,083 (which consists of 1,672 RSUs and 32,411 Phantom Shares); Ms. Schwab: 11,091 (which consists of 1,672 RSUs and 9,419 Phantom Shares); and Mr. White: 7,802 (which consists of 1,672 RSUs and 6,130 Phantom Shares). Mr. Calhoun, Mr. Dickinson, Mr. Gallardo, Ms. Reed, Mr. Rust, Ms. Schwab and Mr. White deferred 100 percent of their 2016 retainer fee into phantom stock in the Directors' Deferred Compensation Plan.

² All Other Compensation represents amounts paid in connection with the Caterpillar Foundation's Directors' Charitable Award Program and the Caterpillar Political Action Committee Charitable Matching Program (CATPAC's PACMATCH program) and administrative fees associated with the Directors' Charitable Award Program. All outside directors are eligible to participate in the Caterpillar Foundation Matching Gift Program and eligible directors may participate in the CATPAC's PACMATCH program annually. The Caterpillar Foundation will match contributions to eligible two year or four year colleges or universities, arts and cultural institutions and public policy or environmental organizations, up to a maximum of $2,000 per eligible organization per calendar year. As part of CATPAC's PACMATCH program, Caterpillar Inc. will contribute to two charities on behalf of eligible members of the Board of Directors. The annual CATPAC's PACMATCH contribution limit is $5,000 so the match, per person, would not exceed $5,000. The amounts listed represent the matching contributions as follows: Mr. Dickinson $2,250, Mr. Greene $2,000, Ms. Reed $2,100, Mr. Rust $13,500, Ms. Schwab $15,000 and Mr. White $8,000. For directors eligible to participate in the Directors' Charitable Award Program, the amounts represented include the insurance premium and administrative fees. The premium and administrative fees are as follows: Mr. Dickinson $30,446, Mr. Gallardo $13,051, Mr. Osborn $13,051 and Mr. Rust $9,333.

BOARD ELECTION AND LEADERSHIP STRUCTURE

Directors are elected at each annual meeting to serve for a one-year term. In uncontested elections, directors are elected by a majority of the votes cast for such director. If an incumbent director does not receive a greater number of "for" votes than "against" votes, then such director must tender his or her resignation to the Board. In contested elections, directors are elected by a plurality vote. Directors must retire at the end of the calendar year in which they reach the age of 72.

On January 1, 2017, Jim Umpleby, formerly Group President with responsibility for Energy & Transportation, succeeded Douglas R. Oberhelman as Chief Executive Officer and was appointed as a member of our Board of Directors. In planning for the succession of Mr. Oberhelman, the Public Policy and Governance Committee (PPGC) and the Board carefully reviewed the Board's leadership structure and determined that it would be appropriate to separate the roles of the Chairman and Chief Executive Officer and to appoint an independent Chairman. Accordingly, on April 1, 2017 David L. Calhoun became our independent Chairman.

The Board has no fixed policy on whether or not to have a non-executive chairman. The Board believes this determination should be made based on the Company's best interests in light of the circumstances at the time and experience. The PPGC and the Board believe that this leadership structure is the most appropriate one for the Company at this time, as it allows Mr. Umpleby to focus on the day-to-day management of the business and on executing our strategic priorities, while allowing Mr. Calhoun to focus on leading the Board, providing its advice and counsel to Mr. Umpleby, and facilitating the Board's independent oversight of management.

The Board believes it is important to maintain flexibility as to the Board's leadership structure. The Board will continue to regularly review its leadership structure and exercise its discretion in recommending an appropriate and effective framework on a case-by-case basis, taking into consideration the needs of the Board and the Company at such time.

DUTIES AND RESPONSIBILITIES OF CHAIRMAN

- Presides at all meetings of the Board.
- Encourages and facilitates active participation of all directors.
- Serves as a liaison between the independent directors and the Chief Executive Officer.
- Approves Board meeting materials for distribution.
- Approves Board meeting schedules and agendas.
- Has the authority to call meetings of the directors.
- Leads the Board's annual evaluation of the Chief Executive Officer.
- Monitors and coordinates with management on corporate governance issues and developments.

CORPORATE GOVERNANCE GUIDELINES AND CODE OF CONDUCT

Our Board has adopted Guidelines on Corporate Governance Issues (Corporate Governance Guidelines), which are available on our website at www.caterpillar.com/governance.

The guidelines reflect the Board's commitment to oversee the effectiveness of policy and decision-making both at the Board and management level, with a view to enhancing shareholder value over the long-term. Caterpillar's code of conduct is called Our Values in Action. Integrity, Excellence, Teamwork, Commitment and Sustainability are the core values identified in the code and are the foundation for Caterpillar's corporate existence. Our Values in Action apply to all members of the Board and to management and employees worldwide. These values embody the high ethical standards that Caterpillar has upheld since its formation in 1925. Our Values in Action is available on our website at www.caterpillar.com/code.

BOARD EVALUATION PROCESS

The Board conducts an annual self-evaluation to determine whether the Board and its committees are functioning effectively. In 2016, the Presiding Director contacted each Board member to solicit their feedback. The Public Policy & Governance Committee also developed a discussion outline that was circulated to the Board members in advance of their year-end meeting. The Presiding Director then led a discussion during the Board's private session. Each of the committees of the Board followed a similar process.

BOARD COMMITTEES

The Board has three standing committees: Audit; Compensation; and Public Policy and Governance. Each committee meets periodically throughout the year, reports its actions and recommendations to the Board, receives reports from management, annually evaluates its performance and has the authority to retain outside advisors at its discretion. The current primary responsibilities of each committee are summarized below and set forth in more detail in each committee's written charter, which can be found on Caterpillar's website at www.caterpillar.com/governance. All committee members are independent under Company, NYSE and SEC standards applicable to Board and committee service, and the Board has determined that each member of the Audit Committee is an "audit committee financial expert" as defined under SEC rules.

AUDIT COMMITTEE

Committee Members:
Daniel M. Dickinson
Dennis A. Muilenburg
Rayford Wilkins, Jr.
William A. Osborn, Chair
(pictured below)

Number of Meetings in 2016: 11



COMMITTEE ROLES AND RESPONSIBILITIES

- Selects and oversees the independent auditors
- Involved in selecting the independent auditors' lead audit partner
- Oversees our financial reporting activities, including our financial statements, annual report and accounting standards and principles
- Discusses with management the Company's risk assessment and risk management framework
- Approves audit and non-audit services provided by the independent auditors
- Reviews the organization, scope and effectiveness of the Company's internal audit function, disclosures and internal controls
- Sets parameters for and monitors the Company's hedging and derivatives practices
- Provides oversight for the Company's ethics and compliance programs
- Monitors the Company's litigation and tax compliance
- Discusses information technology systems and related security

COMPENSATION COMMITTEE

Committee Members:
David L. Calhoun
Jesse J. Greene, Jr.
Debra L. Reed
Miles D. White, Chair
(pictured below)

Number of Meetings in 2016: 7



COMMITTEE ROLES AND RESPONSIBILITIES

- Recommends the CEO's compensation to the Board and establishes the compensation of other executive officers
- Establishes, oversees and administers the Company's equity compensation and employee benefit plans
- Reviews incentive compensation arrangements to ensure that incentive pay does not encourage unnecessary risk-taking and reviews and discusses the relationship between risk management policies and practices, corporate strategy and executive compensation
- Recommends to the Board the compensation of directors
- Provides oversight of the Company's diversity and immigration practices and employee relations
- Furnishes an annual Compensation Committee Report on executive compensation and approves the Compensation Discussion and Analysis section in the Company's proxy statement

PUBLIC POLICY AND GOVERNANCE COMMITTEE

Committee Members:
Juan Gallardo
Jon M. Huntsman, Jr.
Edward B. Rust, Jr., Chair
(pictured below)
Susan C. Schwab

Number of Meetings in 2016: 5



COMMITTEE ROLES AND RESPONSIBILITIES

- Makes recommendations to the Board regarding the size and composition of the Board and its committees, and the criteria to be used for the selection of candidates to serve on the Board
- Discusses and evaluates the qualifications of potential and incumbent directors and recommends the slate of director candidates to be nominated for election at the Annual Meeting
- Leads the Board in its annual self-evaluation process
- Oversees the Company's officer succession planning
- Oversees the Company's environmental, health and safety activities and sustainability
- Oversees the corporate governance structure
- Oversees matters of domestic and international public policy affecting the Company's business, such as trade policy and international trade negotiations and major global legislative and regulatory developments
- Annually reviews the Company's charitable and political contributions and policies
- Oversees investor and community relations

BOARD'S ROLE IN RISK OVERSIGHT

The Board has oversight for risk management with a focus on the most significant risks facing the Company, including strategic, operational, financial and legal compliance risks. The Board's risk oversight process builds upon management's risk assessment and mitigation processes, which include an enterprise risk management program, regular internal management disclosure and compliance committee meetings, code of business conduct, quality standards and processes, an ethics and compliance office and comprehensive internal audit processes. The Board's risk oversight role also includes the selection and oversight of the independent auditors. The Board implements its risk oversight function both as a full Board and through delegation to Board committees, which meet regularly and report back to the full Board. The Board has delegated the oversight of specific risks to Board committees that align with their functional responsibilities.

DIRECTOR NOMINATIONS AND EVALUATIONS

PROCESS FOR NOMINATING AND EVALUATING DIRECTORS

The Public Policy and Governance Committee (PPGC) solicits and receives recommendations for potential director candidates from shareholders, management, directors and other sources. In its assessment of each potential candidate, the PPGC considers each candidate's integrity, honesty, judgment, independence, accountability, willingness to express independent thought, understanding of the Company's business and other factors that the PPGC determines are pertinent in light of the current needs of the Board. Candidates must have successful leadership experience and stature in their primary fields, with a background that demonstrates an understanding of business affairs as well as the complexities of a large, publicly-held company. In addition, candidates must have a demonstrated ability to think strategically and make decisions with a forward-looking focus and the ability to assimilate relevant information on a broad range of complex topics. Moreover, candidates must have the ability to devote the time necessary to meet a director's responsibilities and serve on no more than four public company boards in addition to the Company's Board.

DIRECTOR RECRUITMENT PROCESS



Candidate Recommendations	PPGC	Board of Directors	Shareholders
from Shareholders, Management, Directors & Other Sources	**Discusses** **Reviews** Qualifications & expertise Board needs Regulatory requirements Cognitive diversity **Interviews** **Recommends Nominees**	Discusses PPGC Recommendations Analyzes Independence Selects Nominees	Vote on Nominees at Annual Meeting

The following table summarizes certain key characteristics of the Company's businesses and the associated qualifications, skills and experience that the PPGC believes should be represented on the Board.

BUSINESS CHARACTERISTICS	QUALIFICATIONS, SKILLS AND EXPERIENCE
• The Company is a global manufacturer with products sold around the world.	• Manufacturing or logistics experience • Broad international exposure
• Technology and customer and product support services are becoming increasingly important.	• Technology experience • Customer and product support experience
• The Company's businesses undertake numerous transactions in many countries and in many currencies.	• Diversity of race, ethnicity, gender, cultural background or professional experience • High level of financial literacy • Mergers and acquisitions experience
• Demand for many of the Company's products is tied to conditions in the global commodity, energy, construction and transportation markets.	• Experience in the evaluation of global economic conditions • Knowledge of commodity, energy, construction or transportation markets
• The Company's businesses are impacted by regulatory requirements and policies of various governmental entities around the world.	• Governmental and international trade expertise
• The Board's responsibilities include understanding and overseeing the various risks facing the Company and ensuring that appropriate policies and procedures are in place to effectively manage risk.	• Risk oversight/management expertise • Relevant executive experience • Cybersecurity experience

The Board values diversity of talents, skills, abilities and experiences and believes that Board diversity of all types provides significant benefits to the Company. Although the Board has no specific diversity policy, the PPGC considers the diversity of the Board and potential director candidates in selecting new director candidates.

NOMINATIONS FROM SHAREHOLDERS

The PPGC considers unsolicited inquiries and director nominees recommended by shareholders in the same manner as nominees from all other sources. Recommendations should be sent to the Corporate Secretary at 100 NE Adams Street, Peoria, Illinois 61629. Shareholders may nominate a director candidate to serve on the Board by following the procedures described in our bylaws. Deadlines for shareholder nominations for Caterpillar's 2018 annual meeting of shareholders are included in the "Shareholder Proposals and Director Nominations for the 2018 Annual Meeting" section on page 73.

DIRECTOR INDEPENDENCE DETERMINATIONS

The Company's Corporate Governance Guidelines establish that no more than two non-independent directors may serve on the Board at any point in time. A director is "independent" if he or she has no direct or indirect material relationship with the Company or with senior management of the Company and their respective affiliates. Annually, the Board makes an affirmative determination regarding the independence of each director based upon the recommendation of the PPGC and in accordance with the standards in the Company's Corporate Governance Guidelines, which are available on our website at www.caterpillar.com/governance.

Applying these standards, the Board determined that each of the directors met the independence standards except Jim Umpleby, who is a current employee of the Company.

COMMUNICATION WITH THE BOARD

Shareholders, employees and all other interested parties may communicate with any of our directors, our Board as a group, our independent directors as a group or any Board committee as a group by email or regular mail:



BY EMAIL
send an email to
Directors@CAT.com



BY MAIL
mail to Caterpillar Inc.
c/o Corporate Secretary
100 NE Adams Street
Peoria, Illinois 61629

All communications regarding personal grievances, administrative matters, the conduct of the Company's ordinary business operations, billing issues, product or service related inquiries, order requests and similar issues will be directed to the appropriate individual within the Company. The Chairman has instructed the Corporate Secretary to consult with him if he is unsure who should receive the communication. If a legitimate communication is sent, you will receive a written acknowledgement from the Corporate Secretary's office confirming receipt of your communication.

Contacting Caterpillar. While the Board oversees management, it does not participate in day-to-day management functions or business operations. If you wish to submit questions or comments relating to these matters, please use the Contact Us form on our website at www.caterpillar.com/contact, which will help direct your message to the appropriate area of our Company.

INVESTOR OUTREACH

We conduct an annual governance review and shareholder outreach throughout the year to ensure that management and the Board understand and consider the issues that matter most to our shareholders and reflect the insights and perspectives of our many stakeholders.

WHO PARTICIPATES IN THE INVESTOR OUTREACH PROGRAM?
- Board of Directors
- Senior Management
- Investor Relations
- Corporate Secretary

IN WHAT TYPES OF ENGAGEMENT DOES THE COMPANY PARTICIPATE?
- Investor conferences
- One-on-one meetings
- Earnings calls
- Investor and analyst calls

AWARDS AND RECOGNITIONS

Third parties regularly recognize our employees' innovation, leadership and workplace satisfaction. We are pleased to highlight some of these 2016 awards here.

SOCIAL RESPONSIBILITY AND SUSTAINABILITY
- Dow Jones Sustainability Index – World and North America
- United Way Worldwide's Global Corporate Leadership Program
- Golden Peacock Award for Sustainability (India)
- AmCham Cares Award – American Chamber of Commerce in Singapore (Singapore)
- Top 10 Companies for Contribution of Fortune Global 500 (China)
- 2016 China Philanthropic Enterprise of the Year (China)
- 2016 China CSR Award (China)
- 2016 Best Partner Award of Foreign-Invested Enterprises (China)
- China Baosteel Environmental Award – China Environmental Protection Foundation (China)
- Poverty Alleviation Ambassador Award – China Foundation for Poverty Alleviation (China)

CORPORATE REPUTATION AND LEADERSHIP
- World's Most Admired Companies – Fortune Magazine
- ANNY Excellence in Analytics Award – International Institute for Analytics
- Best Global Brands Top 100 – Interbrand
- Top 50 Best Companies To Interview For – Glassdoor
- Top 10 Employer – Woman Engineer Magazine
- Top 150 Global Licensors – Global License
- Top 25 Noteworthy Companies – DiversityInc
- Top 50 Employer – CAREERS & the disABLED Magazine
- Dedicated to STEM Diversity – Diversity in Action
- Leading Disability Employer – National Organization on Disability
- U.S. Military Friendly® Employer
- Best Industry to Work For in Brazil – Você S/A Magazine (Brazil)
- Top 5 Best Companies to Work For in Brazil – Época Magazine (Brazil)
- Top 10 Best Companies to Work For in Brazil (Perkins - Brazil)
- The UK's Most Popular Graduate Recruiters 2016/17 (United Kingdom)
- Top 100 Undergraduate Employers (United Kingdom)
- Family Friendly Employer (Mexico)
- #2 Great Place to Work (Panama)
- #3 Great Place to Work (Central America)

SUSTAINABILITY

Caterpillar has set aspirational goals for its operations and product stewardship. We believe these standards affirm our determination to lead our industry to a more sustainable future. You can track our progress towards achieving these goals by visiting our website www.caterpillar.com/sustainability.



POLITICAL CONTRIBUTIONS AND LOBBYING

The actions that governments take can impact the Company, our employees, customers, and shareholders. It is important for government leaders to understand the impact of such actions. For this reason, the Company participates in the political process and advocates in a responsible and constructive manner on issues that advance the Company's goals and protect shareholder value.

To promote transparency and good corporate citizenship, the Company provides voluntary disclosure relating to the political contribution activities of the Company and its political action committee, its engagement in public policy issues and global issues of importance to the Company, including detailed information on the Company's position with respect to such issues. This information is disclosed on our website www.caterpillar.com/contributions and includes an itemized list of organizations and individuals that received political contributions from Caterpillar or the Caterpillar Political Action Committee. It also includes a summary of some of the public policy issues important to the Company that may cause us to engage in public advocacy.

Caterpillar's political and advocacy activities, at both the state and federal levels, are managed by the Vice President, Global Government & Corporate Affairs who coordinates and

reviews with senior management the legislative and regulatory priorities that are significant to the Company's business and shareholders, as well as related advocacy activities. To ensure appropriate Board oversight of political activities, the Board's Public Policy and Governance Committee receives regular briefings on the Company's legislative and regulatory priorities, the Company's political spending and trade association expenditures as well as the activities of Caterpillar's Political Action Committee.

RELATED PARTY TRANSACTIONS

Caterpillar has a written process governing the approval of transactions with the Company that are expected to exceed $120,000 in any calendar year in which any director, executive officer or their immediate family members will have a material interest. Under the process, all such transactions must be approved in advance by the PPGC.

Prior to entering into such a transaction, the director or officer must submit the details of the proposed transaction to the Company's Chief Legal Officer, including whether the related person or his or her immediate family member has or will have

a direct or indirect interest (other than solely as a result of being a director or a less than 10 percent beneficial owner of an entity involved in the transaction). The Chief Legal Officer will then submit the matter to the PPGC for its consideration.

The Board concluded that each director, other than Mr. Umpleby, is independent. In reaching this determination the Board considered, with respect to Ms. Reed, ordinary course business between Sempra Energy and Caterpillar involving the purchase or sale of equipment, engines and energy.

PROPOSAL 2 – RATIFICATION OF OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



PROPOSAL SNAPSHOT

- **What am I voting on?**

The Board seeks an indication from shareholders of their approval or disapproval of the Audit Committee's appointment of PricewaterhouseCoopers as the Company's independent auditor for 2017.


Voting Recommendation:
FOR the ratification of our independent registered public accounting firm.

The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the Company's independent auditor. PricewaterhouseCoopers has been our independent auditor since 1925. The Audit Committee believes that the retention of PricewaterhouseCoopers to serve as the Company's independent auditor is in the best interests of the Company and its shareholders. If the appointment of PricewaterhouseCoopers is not approved by the shareholders, the Audit Committee will consider whether it is appropriate to select another independent auditor.

Representatives of PricewaterhouseCoopers will be present at the Annual Meeting and will have the opportunity to make a statement if they desire to do so. The representatives will also be available to respond to questions at the meeting.

AUDIT FEES AND APPROVAL PROCESS

The Audit Committee pre-approves all audit and non-audit services to be performed by the independent auditors in compliance with the Sarbanes-Oxley Act and the SEC rules regarding auditor independence. The policies and procedures are detailed as to the particular service and do not delegate the Audit Committee's responsibility to management. The policies and procedures address any service provided by the independent auditors and any audit or audit-related services to be provided by any other audit service provider. The pre-approval process includes an annual and interim component.

Annually, not later than February of each year, management and the independent auditors jointly submit a service matrix of the types of audit and non-audit services that management may wish to have the independent auditor perform for the year. The service matrix categorizes the types of services by

audit, audit-related, tax and all other services. Management and the independent auditors jointly submit an annual pre-approval limits request. The request lists aggregate pre-approval limits by service category. The request also lists known or anticipated services and associated fees. The Audit Committee approves or rejects the pre-approval limits and each of the listed services on the service matrix.

During the course of the year, the Audit Committee chairman has the authority to pre-approve requests for services that were not approved in the annual pre-approval process. However, all services, regardless of fee amounts, are subject to restrictions on the services allowable under the Sarbanes-Oxley Act and SEC rules regarding auditor independence. In addition, all fees are subject to ongoing monitoring by the Audit Committee.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FEE INFORMATION

Fees for professional services provided by our independent auditor included the following (in millions):

	2016	2015
Audit Fees[1]	$33.3	$32.0
Audit-Related Fees[2]	1.2	1.3
Tax Compliance Fees[3]	0.4	0.4
Tax Planning And Consulting Fees[4]	0.1	0.2
All Other Fees[5]	0.1	19.8
TOTAL	$35.1	$53.7

[1] "Audit Fees" principally includes audit and review of financial statements (including internal control over financial reporting), statutory and subsidiary audits, SEC registration statements, comfort letters and consents.

[2] "Audit-Related Fees" principally includes attestation services requested by management, accounting consultations, pre- or post- implementation reviews of processes or systems and audits of employee benefit plan financial statements. Total fees paid directly by the benefit plans, and not by the Company, were $0.6 million in 2016 and $1.0 million in 2015 and are not included in the amounts shown above.

[3] "Tax Compliance Fees" includes, among other things, statutory tax return preparation and review and advice on the impact of changes in local tax laws.

[4] "Tax Planning and Consulting Fees" includes, among other things, tax planning and advice and assistance with respect to transfer pricing issues.

[5] "All Other Fees" consist principally of strategy consulting services provided by Booz & Company, which was acquired by PricewaterhouseCoopers in 2014 and renamed Strategy&. The Company stopped engaging Strategy& in 2015.

ANONYMOUS REPORTING OF ACCOUNTING CONCERNS

The Audit Committee has established a means for the anonymous reporting (where permitted by law) of (i) suspected or actual violations of the code of conduct, our enterprise policies or applicable laws, including those related to accounting practices, internal controls or auditing matters and procedures; (ii) theft or fraud of any amount; (iii) insider trading; (iv) performance and execution of contracts; (v) conflicts of interest; (vi) violations of securities and antitrust laws; and (vii) violations of the Foreign Corrupt Practices Act.

Any employee, supplier, customer, shareholder or other interested party can submit a report via the following methods:

- Direct Telephone: 309-494-4393 (English only)
- Call Collect Helpline: 770-582-5275 (language translation available)
- Confidential Fax: 309-494-4818
- Email: BusinessPractices@CAT.com
- Internet: www.caterpillar.com/obp

AUDIT COMMITTEE REPORT

The Audit Committee is composed of four directors, all of whom meet the independence standards contained in the NYSE Listed Company rules, SEC rules and Caterpillar's Guidelines on Corporate Governance Issues, and operates under a written charter adopted by the Board of Directors.

Management is responsible for the Company's internal controls and the financial reporting process. PricewaterhouseCoopers, acting as independent auditor, is responsible for performing an independent audit of the Company's consolidated financial statements and internal control over financial reporting in accordance with standards established by the Public Company Accounting Oversight Board (PCAOB).

The Audit Committee has discussed with the Company's independent auditor the overall scope and execution of the independent audit and has reviewed and discussed the audited financial statements with management. The Audit Committee also discussed with the independent auditors other matters required by PCAOB auditing standards.

The independent auditors provided to the Audit Committee the written communications required by applicable standards of the PCAOB regarding the independent accountant's communications with the Audit Committee concerning independence, and the Audit Committee discussed the independent auditors' independence with management and the auditors. The Audit Committee also considered whether the provision of other non-audit services by the Company's independent auditors to the Company is compatible with maintaining independence.

The Audit Committee concluded that the independent auditors' independence had not been impaired.

Based on the reviews and discussion referred to above, the Audit Committee recommended to the Board that the audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2016.

By the members of the Audit Committee as of April 1, 2017 consisting of:

Daniel M. Dickinson

William A. Osborn (Chairman)

Dennis A. Muilenburg

PROPOSAL 3 – ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION





PROPOSAL SNAPSHOT

- **What am I voting on?**

Shareholders are being asked to approve, on an advisory basis, the compensation of named executive officers as disclosed in this proxy statement.

Voting Recommendation:
FOR proposal

On an annual basis, and in compliance with Section 14A of the Securities Exchange Act of 1934, shareholders are being asked to vote on the following advisory resolution:

"RESOLVED, that the compensation of Caterpillar's named executive officers as described under "Compensation Discussion and Analysis," the compensation tables and the narrative discussion associated with the compensation tables in Caterpillar's proxy statement for its 2017 Annual Meeting of Shareholders is hereby APPROVED."

This vote is advisory and therefore not binding on Caterpillar, the Compensation Committee (Committee) or the Board. The Board and the Committee value the opinion of Caterpillar's shareholders, and to the extent there is any significant vote against Caterpillar's named executive officer compensation, the Board will consider the reasons for such a vote, and the Committee will evaluate whether any actions are necessary to address those concerns.

COMPENSATION DISCUSSION & ANALYSIS

EXECUTIVE SUMMARY

I.   **Governance and Pay for Performance Philosophy**

II. **Compensation Program Structure**

III. **Business Performance and Results**

IV. **Pay Outcomes Demonstrate Alignment with Company Performance**

I. GOVERNANCE AND PAY FOR PERFORMANCE PHILOSOPHY

The Compensation and Human Resources Committee (the Committee) believes the executive compensation program at Caterpillar should be structured to align the interests of executives and shareholders. The program should seek to reward value creation at all stages of our business cycle, and provide an increasing percentage of performance-based compensation at higher levels of executive responsibility.

Beginning in 2015, we significantly expanded our ongoing shareholder outreach program. The feedback received through this engagement led us to make changes to our executive compensation program for our senior leadership team including the following:

Annual Incentive	**Long-Term** Incentive
• The maximum payout opportunity of awards in the Annual Incentive Plan (AIP) for Named Executive Officers (NEOs) decreased from 200 percent of target to 150 percent of target. • In years when the Company's forecasted operating profit is below prior year's actual results: (i) NEO annual incentive opportunity is reduced, and (ii) AIP payouts are capped at target.	• The proportion of Performance-Based Restricted Stock Units (PRSUs) increased from 1/3 to 1/2 of the total long-term target incentive value. • The sizing of long-term incentive grant values is based on relative 1, 3 and 5-year Total Shareholder Return (TSR) as compared to the S&P Industrials, Compensation Peer Group and Competitor Peer Group that the Committee has determined compete directly with the Company.

These changes were well received by our shareholders, and support for our advisory vote on our executive compensation at our 2016 Annual Meeting, commonly referred to as the "say on pay" vote, was approximately 93%, up from 65% support in the prior year. After considering the 2016 "say on pay" results, the Committee determined that the Company's executive compensation philosophy, compensation objectives and compensation elements continued to be appropriate and did not make any specific changes to the Company's executive compensation program in response to the 2016 "say on pay" vote.



Say on Pay **Support**

93% 2016 | 65% 2015 | 96% 2014

In 2016, we continued our shareholder outreach effort, reaching out to the holders of approximately half of our outstanding shares, to discuss various matters including governance, executive compensation, sustainability and operational performance. In these meetings, our shareholders generally expressed a continued positive view with respect to our executive compensation program.

The Committee engages in an ongoing review of the Company's executive compensation program to evaluate whether the program supports the Company's compensation philosophy and objectives, and is closely aligned with the Company's business objectives. In connection with this ongoing review, and based on feedback received through our shareholder outreach program, the Committee continues to implement and maintain what it believes are best practices for executive compensation, each of which reinforces the Company's compensation philosophy. Below is a summary of those practices.

What We **Do**

- ✓ Robust stock ownership and retention guidelines (6x base salary for our CEO and 3x base salary for each of the other NEOs)
- ✓ Robust benchmarking process
- ✓ Rigorous Committee oversight of incentive metrics, goals and pay/performance relationship
- ✓ Clawback Policy
- ✓ Limited executive perquisites
- ✓ Strict anti-hedging and anti-pledging policies
- ✓ Independent compensation consultant

What We **Don't Do**

- ✗ No individual change-in-control agreements
- ✗ No tax gross-ups on change-in-control benefits
- ✗ No backdating, re-pricing or granting of option awards retroactively

II. COMPENSATION PROGRAM STRUCTURE

We are committed to developing and implementing an executive compensation program that directly aligns the interests of the NEOs with the long-term interests of shareholders. To that end, the objectives of the Company's executive compensation program are to attract and retain talented executive officers and to incent NEOs to improve Company performance and provide strategic leadership over the long term. The majority of targeted annual compensation for our NEOs is equity-based, vests over multiple years and is tied directly to long-term value creation for shareholders. NEO compensation is comprised of three primary components:



Base Salary		Annual Incentive		Long-Term Incentive
Competitive pay to attract and retain talented executives	+	An opportunity to earn an annual cash award based on the Company's financial performance and high-priority business initiatives	+	A mix of PRSUs and stock options to align management with long-term shareholder interests

Approximately 91 percent of our CEO's 2016 **targeted annual total compensation** was variable and/or at-risk compensation, including 50 percent of long-term incentives in the form of PRSUs.



CEO Compensation Elements

91% of total compensation is variable and at-risk

| **9**% Salary | **16**% AIP | **37.5**% Options | **37.5**% PRSUs |

50% of long-term incentives have performance-based vesting conditions

---

III. BUSINESS PERFORMANCE AND RESULTS

Our key financial and business results for 2016 included the following:



Cost Structure

• In 2016, Machinery, Energy & Transportation (ME&T) period costs and variable manufacturing costs were $2.3 billion less than 2015.

Strong Balance Sheet and Cash Flow

• In 2016, ME&T operating cash flow was $3.9 billion and we maintained positive cash flow after capital expenditures (CAPEX) and dividends.
• Enterprise cash on hand at the end of the year was $7.2 billion.
• ME&T debt-to-capital ratio was 41 percent, within the targeted range of 30 to 45 percent.

Dividend Payments and History

Paid $1.8 billion in dividends in 2016. Caterpillar has paid higher dividends to its shareholders for 23 consecutive years, and since 2007, the Company's cash dividend has more than doubled. Caterpillar has paid a cash dividend every year since the Company was formed and has paid a quarterly dividend since 1933.

Sales and Revenues

($ in millions)



| 2012 | 2013 | 2014 | 2015 | 2016 |
| $65,875 | $55,656 | $55,184 | $47,011 | $38,537 |

2016 Sales and Revenues By Segment



$38.5B

• Construction Industries/$15,612
• Energy & Transportation/$14,411
• Resources Industries/$5,726
• Financial Products/$2,993
• All Other/($205)
  ($ in millions)

IV. PAY OUTCOMES DEMONSTRATE ALIGNMENT WITH COMPANY PERFORMANCE

In addition to the financial highlights noted above, the Company's stock price increased 36.5% in 2016 and TSR for 2016 was 42%. Notwithstanding this increase in shareholder value and the accomplishments noted above, it was a challenging year for our business due to, among other things, continued weak global commodity prices and economic weakness in many countries. The challenges in our business were reflected in the resulting pay decisions made for our CEO and the other NEOs, consistent with the Committee's pay-for-performance philosophy. Compensation outcomes for 2016 included the following items which adversely affected the compensation of our NEOs:

Base Salary
- No adjustments were made to NEO base salaries in 2016

Annual Incentive
- Because 2016 planned operating profit was below 2015 actual operating profit, the Committee determined that 2016 was a "down" year for purposes of 2016 AIP design.
- Each NEO's annual incentive opportunity was reduced by 20.9 percent in 2016, to reflect the same proportionate reduction in planned 2016 operating profit versus 2015 actual operating profit results.
- Payouts for 2016 AIP were capped at the target level with no "upside" opportunity.
- Actual annual incentive awards for 2016 paid out, on average, at less than 30% of target.

Long-Term Incentive
- Based on the Committee's review of the Company's 1, 3 and 5-year relative TSR in early 2016, the 2016 equity grants to the NEOs were sized at approximately the 25th percentile of the compensation peer group.
- The long-term cash incentive award for the 2014-2016 cycle paid out at approximately 56% of target.
- None of the PRSUs granted for the 2015-2017 performance period vested in 2016 and, based on aggregate performance in 2015 and 2016, are trending significantly below target.

In 2016, our CEO's compensation was substantially below target level in the aggregate as well as for each component of compensation other than base salary. This reduction reflects the very weak market conditions that the Company faced in 2016 and not an operating shortfall in the judgement of the Committee.



CEO Compensation

2016 Target*

2016 Actual**

$0 — $5,000,000 — $10,000,000 — $15,000,000

■ Base Salary ■ Annual Incentives ■ Long-term Incentive Grant

Target Value Includes: Salary of $1,600,008, annual incentive of $2,800,000; and LTI grant of $9,273,300. Total Target value: $13,673,308.

**** Actual Value Includes: Salary of $1,600,008, annual incentive of $518,000; and LTI grant of $8,268,000. Total Actual value: $10,386,008.*

COMPENSATION DISCUSSION & ANALYSIS

2016 NAMED EXECUTIVE OFFICERS



Douglas R. Oberhelman
Chairman and
Chief Executive Officer (CEO)

Douglas R. Oberhelman retired from the role of CEO on December 31, 2016 and remained the Executive Chairman until his retirement from the Company on March 31, 2017. In 2016, Mr. Oberhelman improved the operational execution of the Company by continuing to focus on:

- Cost Management: ME&T period costs and variable manufacturing costs were $2.3 billion lower than 2015
- Employee Safety: sixth consecutive year of improving employee safety
- Product Quality: improved product quality and reliability metrics for machines
- Market Position: machine market share saw gains over the previous 2 years



Bradley M. Halverson
Group President, Corporate Services and Chief Financial Officer (CFO)

Bradley M. Halverson is Group President and Chief Financial Officer with responsibilities for Corporate Services and Financial Products Division. In 2016, Mr. Halverson:

- Maintained a strong financial position for the Company through the continuing cyclical decline in key end markets
- Provided strategic leadership in connection with the Company's cost reduction actions
- Delivered Return On Equity in line with plan for the Company's captive finance company, Caterpillar Financial Services
- Managed credit metrics within long-term ranges despite weak end markets



Robert B. Charter
Group President, Customer & Dealer Support

Robert B. Charter is Group President with responsibility for Customer & Dealer Support. In 2016 Mr. Charter:

- Led Caterpillar's growing aftermarket business in partnership with the various business units and dealers
- Maintained aftermarket performance despite challenging end markets such as oil and gas and mining
- Improved inventory management including deploying systems utilized across the Global Caterpillar Dealer network



Jim Umpleby
Group President,
Energy & Transportation

Jim Umpleby became CEO on January 1, 2017. Prior to his role as CEO, Mr. Umpleby was Group President with responsibility for Energy & Transportation. In a challenging year with declining sales in key end markets, Energy & Transportation delivered the following results:

- Achieved strong profit pull through and cash flow due to aggressive cost management
- Made key acquisitions in 2016 in both Oil & Gas and Rail businesses focusing on digital technologies and customer connectivity
- Improved quality and safety in 2016



David P. Bozeman
Senior Vice President,
Caterpillar Enterprise
System Group

David P. Bozeman served as Senior Vice President of the Caterpillar Enterprise System Group until his departure on December 31, 2016. Under Mr. Bozeman's leadership, Caterpillar strengthened critical order-to-delivery processes while empowering enterprise support groups to improve the Company's worldwide manufacturing and supply chain capabilities. During his tenure, the Company:

- Executed the global deployment of Lean Transformation
- Established the Engineered Value Chain methodology
- Reinforced foundation capabilities of Product Source Planning, Sales & Operations Planning, Global Supply Network, Capacity Planning and New Production Introduction

THE COMPENSATION PROCESS

THE COMPENSATION COMMITTEE

The Committee is responsible for the executive compensation program design and decision-making process for NEO compensation. The Committee regularly reviews the Company's executive compensation practices, including the methodologies for setting NEO total compensation, the goals of the program and the underlying compensation philosophy. The Committee also considers the recommendations and market data provided by its independent compensation consultant and makes decisions, as it deems appropriate, on executive compensation based on its assessment of performance and achievement of Company goals. The Committee also exercises its judgment as to what is in the best interests of the Company and its shareholders. The responsibilities of the Committee are described more fully in its charter, which is available at www.caterpillar.com/governance.


Clearly articulated compensation philosophy, with strong pay-for-performance alignment
Shareholder feedback
Recommendations and market data from independent compensation consultant
Committee assessment of business climate and industry factors
Assessment of NEO performance and achievement of Company goals
Compensation Decisions

COMPENSATION CONSIDERATIONS

The Committee, with the support of management and the independent compensation consultant, considers many aspects of the Company's financial and operational performance when making executive compensation decisions.

In setting compensation levels for 2016, the Committee considered many factors including, but not limited to:

- Long-term shareholder value creation
- The cyclical nature of the business
- Performance relative to financial guidance provided throughout the year
- Enterprise and Business Unit operational performance
- Performance relative to peers and competitors
- Historic absolute and relative performance
- Key areas management can influence over the short and long term
- Retention of management talent
- Skills, experience and tenure of executive incumbents

INDEPENDENT COMPENSATION CONSULTANT

The Committee retained Meridian Compensation Partners, LLC as its independent compensation consultant. Meridian provides executive and director compensation consulting services to the Committee, including advice regarding the design and implementation of compensation programs, market information, regulatory updates and analyses and trends on executive compensation and benefits. Interactions between Meridian and management are generally limited to discussions on behalf of the Committee or as required to compile information at the Committee's direction. During 2016, Meridian did not provide any other services to the Company. Based on these factors, its own evaluation of Meridian's independence pursuant to the requirements approved and adopted by the SEC and NYSE, and information provided by Meridian, the Committee has determined that the work performed by Meridian does not raise any conflicts of interest.

BENCHMARKING COMPENSATION TO PEERS

2016 Compensation Peer Group – The Committee regularly assesses the market competitiveness of the Company's executive compensation programs based on peer group data. The 2016 Compensation Peer Group was established based on the following criteria:

- Total revenue and market capitalization of the peer companies relative to Caterpillar;
- Competitors and industry segment;
- Global presence with a significant portion of revenue coming from non-U.S. operations;
- Geographic footprint

2016 COMPENSATION PEER GROUP*

3M Company	E.I. du Pont de Nemours and Company	Honeywell International Inc.
Archer-Daniels-Midland Company	Emerson Electric Co.	Intel Corporation
Alcoa Inc.	FedEx Corporation	Johnson Controls, Inc.
The Boeing Company	Fluor Corporation	Paccar Inc.
Cisco Systems, Inc.	Ford Motor Company	Procter & Gamble Company
Coca-Cola Company	General Dynamics Corporation	Raytheon Company
Cummins Inc.	General Electric Company	United Technologies Corporation
Deere & Company	Halliburton Company	

* The 2016 peer group was modified from 2015 to add Paccar Inc. and remove Parker-Hannifin Corporation and Illinois Tool Works, Inc.

Benchmarking Methodology – To account for differences in the size of the compensation peer group companies, market data is statistically adjusted, using a regression analysis, by the Committee's independent compensation consultant allowing for a comparison of the compensation levels to similarly-sized companies. Each element of our NEOs' compensation is then targeted to the median of the peer group. To the extent an NEO's total actual compensation exceeds the peer group median, it is due to outstanding performance, critical skills, experience and tenure. If an NEO's compensation is below the median, it is generally due to underperformance against relevant metrics or reflective of an individual who is newer in his or her role.

2016 Competitor Peer Group – For 2016, the Committee also assessed the market competitiveness of the Company's executive compensation programs against a group of competitors that it deems to compete directly with the Company. The Committee noted that although the Company's peer group described above is an appropriate benchmark for executive compensation at other similarly sized companies, the peer group data does not always provide useful comparisons to other companies that might be experiencing similar business conditions. To that end, and consistent with its pay-for-performance philosophy, the Committee further sought to compare the Company's business performance with that of its competitors by establishing a "Competitor Peer Group."

The Committee formed the 2016 Competitor Peer Group (along with the 2016 Compensation Peer Group) to assess relative performance when sizing long-term incentive awards. The 2016 Competitor Peer Group was established based on the following criteria:

- Compete in the same markets as the Company;
- Offer similar products and services as the Company; or
- Serve the same, or similar, industries and end-users as the Company

2016 COMPETITOR PEER GROUP

Cummins Inc.
Deere & Company
Hitachi Construction Machinery Co., Ltd.
Joy Global Inc.
Komatsu Ltd.
Sany Heavy Equipment International Holdings Company Limited
Volvo AB

ROLE OF EXECUTIVE OFFICERS IN DETERMINING EXECUTIVE COMPENSATION

The Board, excluding the CEO, all of whom are independent directors, annually conducts the CEO's performance evaluation. Prior to the Board's evaluation of the CEO's performance and its approval of CEO compensation, the Committee makes a preliminary compensation recommendation to the Board based on the Committee's initial evaluation and performance review of the CEO. Additionally, for each NEO, the CEO presents a performance evaluation and makes compensation recommendations to the Committee.

On December 31, 2016, Mr. Oberhelman retired from the role of CEO and remained the Executive Chairman until his retirement on March 31, 2017. Mr. Umpleby was promoted to the position of CEO effective January 1, 2017. In early 2017, NEO performance was reviewed and discussed by the Compensation Committee with Mr. Umpleby. These performance evaluations factored into the compensation decisions made by the Committee and, in the case of Messrs. Oberhelman and Umpleby, by the independent members of the Board.

EXECUTIVE COMPENSATION AND RISK MANAGEMENT

Each year, the Committee assesses the Company's risk profile relative to the executive compensation program and confirms that the Company's compensation programs and policies do not create or encourage excessive risks that are reasonably likely to have a material adverse impact on the Company. Also, the Committee has concluded that the total compensation structure for senior leadership does not inappropriately emphasize short-term stock price performance at the expense of longer-term value creation. In particular, long-term incentive awards, as a significant portion of total compensation, and stock ownership guidelines which NEOs are required to maintain pre- and post-retirement (6x base salary for our CEO and 3x base salary for each of the other NEOs), are structured to align management's compensation with principles of risk management by maintaining a focus on the long term performance of the Company.

COMPONENTS OF EXECUTIVE COMPENSATION

NEOs receive a mix of fixed and variable compensation with a focus on long-term and performance-based components.

CEO

9% Salary	16% Annual Incentive*	75% Long-term Incentive*

Average of Other NEOs

13% Salary	15% Annual Incentive*	72% Long-term Incentive*

* At target

BASE SALARY

Base salary is the only fixed component of NEO compensation. The Committee targets the base salary midpoint at the size-adjusted median level of the peer group. Each NEO's base salary is determined by the individual's level of responsibility and historic performance with reference to the market median. Annual increases, if any, are based on achievement of individual and Company objectives,

contributions to Caterpillar's performance and culture, leadership accomplishments and a comparison to those in comparable positions at peer companies.

Mr. Oberhelman's base salary had not increased since 2012 and remained in line with the median base salary of CEOs in the Company's 2016 compensation peer group. Additionally, there were no changes to salary levels for any of the NEOs in 2016. Upon his promotion to the position of CEO, Mr. Umpleby's 2017 salary was set at $1.2 million which

is below the peer group median. In setting Mr. Umpleby's base salary, the Board took into consideration several factors including market data of other recently appointed CEOs relative to peer group medians. Other NEOs' base salaries are at or below the peer group median primarily due to the relatively recent promotions of some of these individuals to their current roles.

ANNUAL INCENTIVE

2016 ANNUAL INCENTIVE PLAN DESIGN

The Company's AIP is designed to provide each NEO with an annual cash payout based on the short-term performance of the Company and each NEO's respective businesses. The AIP places the majority of each NEO's target annual cash compensation at risk and aligns the interests of executives and shareholders.

The 2016 AIP design provided that an incentive pool would be funded based on the Company's profit after taxes, with actual payouts based on achieving financial and operational performance measures that were established by the Committee in February 2016. Also, beginning in 2016, the Committee modified the AIP design to more closely align pay outcomes with business performance by comparing the Company's annual forecasted operating profit to the prior year's actual operating profit. Based on this comparison, the Committee annually determines whether the current year will be an "up year" or "down year" versus the prior year's actual operating profit results.



"Up Year"

If the operating profit forecast is **above** the prior year's actual operating profit results

Threshold performance level will be set at no less than **87 percent** of the operating profit target.

150%
100%
87%
Business Plan

The payout for achievement of the maximum performance level will be **capped at 150 percent** of the target award opportunity, down from 200 percent in prior years.

Achievement of the target level operating profit performance goal will result in a payout of **100 percent** of the target award opportunity.

Performance at threshold will result in a payout of **50 percent** of the target award opportunity for the year.

Performance below threshold will result in **no annual incentive payout** under the program with respect to this measure.

"Down Year"

If the operating profit forecast is **below** the prior year's actual operating profit results, target incentive award opportunity for each NEO will be reduced in proportion to the decline in the operating profit

Threshold performance level will be set at no less than **87 percent** of the operating profit target.

100%
87%
Business Plan

In a "down year," there will be **no upside opportunity** above the target level.

Performance at threshold will result in a payout of **50 percent** of the **reduced** target award opportunity for the year.

Performance below threshold will result in **no annual incentive payout** under the program with respect to this measure.

In addition to operating profit performance, a portion of each NEO's annual incentive will be based on operational performance measures related to their responsibilities, such as cost reduction, machine PINS (market position), aftermarket parts sales, Financial Products Division Return on Equity (FPD ROE) and inventory performance, all of which are subject to the same design above.

Consistent with this design process, after reviewing the Company's 2016 business plan, the Committee determined that 2016 would be a "down year," as operating profit was forecasted to be 20.9% below 2015 actual operating profit. As a result, each NEO's target AIP opportunity was reduced by 20.9% and the AIP payout was capped at target with no additional upside.

2016 ANNUAL INCENTIVE PERFORMANCE MEASURES

At its February 2016 meeting, the Committee approved the performance measures described below to be used for determining actual payouts under the AIP. For all NEOs, the largest portion (ranging from 50 percent to 80 percent) of their 2016 AIP opportunity was based on Enterprise Operating Profit and the Operating Profit After Capital Charge (OPACC) of each NEO's respective businesses. The remaining portion of each NEO's annual incentive award opportunity was determined based on the achievement of specific operational goals, such as cost reduction, Percent of Industry Sales (PINS), aftermarket parts sales, FPD ROE and inventory performance.

When establishing the performance targets for 2016, the Committee reviewed the Company's business plan and historical performance, management recommendations and feedback provided by the Committee's independent compensation consultant. The Committee set the targets for each of the performance measures at levels that were designed to be reasonably achievable with strong management performance. Maximum performance levels were designed to be difficult to achieve in light of historical performance and the Company's business forecast at the time the measures were approved. The performance measures were also weighted according to the Company's business priorities and the responsibilities of each NEO. The chart below summarizes the performance measures, weightings and results for the 2016 AIP for each NEO.

PERFORMANCE MEASURES	THRESHOLD 0.5	TARGET/ MAXIMUM 1.0	RESULT	WEIGHTING				
				OBERHELMAN	HALVERSON	CHARTER	UMPLEBY	BOZEMAN
Enterprise Operating Profit	$3,235M	$3,720M	$3,097M	70%	70%	35%	45%	60%
Cost Reduction	$609M	$700M	$844M	10%	10%	10%	10%	10%
Percent of Industry Sales (PINS)	92.4%	100.0%	95.1%	5%		20%		
Parts Sales	96%	100%	102.1%	5%		20%		
FPD ROE	9.0%	12.5%	12.8%	5%	20%			
Net Inventory (Days on Hand)	128.6	122.0	133.8	5%				30%
C&DS OPACC	($53M)	($38M)	($68M)			15%		
E&T OPACC	$1,272M	$1,540M	$1,299M				35%	
E&T Net Inventory (Days on Hand)	89.1	83.6	92.2				10%	

In early 2017, the results for each performance measure noted above were converted into a performance factor and reviewed by the Committee. Each performance factor was multiplied by the respective weightings for each NEO to obtain a final weighted performance factor which was then used to determine actual incentive payments for each of the NEOs.

COMPENSATION

Description of Performance Measures

	PERFORMANCE MEASURE	DEFINITION	RATIONALE
FINANCIAL MEASURES	**Enterprise Operating Profit**	Operating Profit measures the overall profitability of all of Caterpillar's operations (including ME&T and Financial Products) before taxes, interest and other non-operating items. For AIP purposes, the Enterprise Operating Profit metric will be calculated as Caterpillar Consolidated Operating Profit excluding restructuring.	The Committee approved Operating Profit as the primary corporate performance measure in order to incent management with respect to the overall profitability of the Company. The Committee believes that Operating Profit is an important corporate metric for shareholders to be able to assess the financial health of the Company and track its progress towards profit targets, particularly in a declining revenue environment.
FINANCIAL MEASURES	**Operating Profit After Capital Charge (OPACC)**	For each reportable segment, OPACC is calculated as operating profit (excluding short-term incentive compensation expense and restructuring costs) less the capital charge. In 2016, the capital charge was calculated as the average monthly net accountable assets multiplied by a pre-tax capital charge rate of 13 percent.	OPACC is designed to measure how productively and efficiently the Company's assets are being utilized by examining the relationship between the value of the Company's assets and the operating profit that those assets generate. An increase in OPACC means that the Company's management is utilizing assets more efficiently to generate shareholder value, which the Committee views as key to Caterpillar's long-term success.
FINANCIAL MEASURES	**Financial Products Division Return on Equity (FPD ROE)**	FPD ROE is calculated by dividing the full year profit (after tax) by the average of the monthly accountable equity balances, excluding the impact of interest costs and equity changes associated with differences in planned vs. actual dividends. Dividends are payments of retained earnings from Caterpillar Financial Services Corporation and Caterpillar Financial Insurance Services, the Company's wholly owned finance and insurance subsidiaries, to Caterpillar.	The Committee approved this measure to drive accountability for and performance of Caterpillar's Financial Products Division, including appropriate oversight of risk management, portfolio quality and financial return expectations.
STRATEGIC MEASURES	**Percent of Industry Sales (PINS)**	PINS capture dealer sales (including deliveries to dealer rental operations) as a percentage of industry sales. Due to the competitively sensitive nature of this measure, the threshold, target and result levels have all been indexed and reported as such.	The Committee approved PINS as a performance measure in order to incent improvements in the Company's competitive position in the markets it serves.
STRATEGIC MEASURES	**Parts Sales**	Parts Sales is measured using Caterpillar branded parts orders. This metric uses actual Caterpillar branded parts orders (at actual price levels), as reported from the Dealer Parts Orders Reporting System as compared to plan (at price levels when the plan was finalized). The metric is based on, and reported as, a percentage above or below plan. Due to the competitively sensitive nature of this measure, the threshold, target and result levels have all been indexed and reported as such.	The Committee approved this measure because increasing Caterpillar branded parts sales is an important aspect of the corporate strategy. Aftermarket support is important to our customers and parts are a material component of that support. Aftermarket support is one of the main reasons why customers buy Caterpillar products and is a key differentiator in the global market.
OPERATIONAL MEASURES	**Cost Reduction**	Cost reduction is calculated as 2015 ME&T total period costs less 2016 ME&T total period costs. Total period costs include the sum of ME&T period cost of sales, selling general & administrative (SG&A) expenses and Research & Development expenses and excludes restructuring charges, mark-to-market losses for pension and postemployment benefits and the year-over-year impact of changes in currency rates.	The Committee approved Cost Reduction as a performance measure in order to focus management on reducing costs during a period of significant and sustained revenue decline. The Committee believes that a focus on cost reduction is important for the current profitability of the Company as well as positioning the Company for improved profitability in the future.
OPERATIONAL MEASURES	**Net Inventory Days on Hand**	Total Enterprise Net Inventory Days on Hand for the sum of Production and Finished, Aftermarket Parts and Expanded Mining Parts, as reported in the Board reporting scorecard. Net Inventory Days on Hand will be calculated as 360 days divided by annualized rolling inventory turns, with inventory levels calculated net of customer advance payments.	During this period of sustained revenue decline, the Committee wanted a greater emphasis placed on improvement of inventory turns and the positive cash flow impact that such an improvement would drive across the enterprise.

2016 ANNUAL INCENTIVE PAYMENTS

As described above, the 2016 AIP design provided that an incentive pool would be funded based on the Company's profit after taxes, with actual payouts based on achieving the financial and operational performance measures established by the Committee in February 2016. Based on the Company's 2016 reported profit after tax, the incentive pool did not fund, in part due to the impact of several significant items on profit (including restructuring costs, mark-to-market losses for pension and other postemployment benefits, a goodwill impairment charge and a state deferred tax valuation allowance). In order to more adequately reflect the Company's core operating performance, the Committee, consistent with its authority, exercised its discretion to exclude these items and based on this adjusted profit after tax performance, approved the 2016 incentive payments as follows:

	TARGET OPPORTUNITY		"DOWN YEAR" REDUCTION		REVISED OPPORTUNITY		SALARY		WEIGHTED PERFORMANCE FACTOR		PAYOUT
Oberhelman	175%	-	20.9%	=	138.4%	X	$1,600,008	X	0.2339	=	$518,126
Halverson	115%	-	20.9%	=	91.0%	X	$ 786,312	X	0.3000	=	$214,592
Charter	115%	-	20.9%	=	91.0%	X	$ 729,768	X	0.4357	=	$289,258
Umpleby	115%	-	20.9%	=	91.0%	X	$ 825,636	X	0.2926	=	$219,773
Bozeman	100%	-	20.9%	=	79.1%	X	$ 698,904	X	0.1000	=	$ 55,283

LONG-TERM INCENTIVE

2016 DESIGN AND SIZING OF GRANT

Beginning in 2015, NEO long-term incentive (LTI) awards were comprised of two forms of equity – PRSUs and time-vested non-qualified stock options (Options). Consistent with its pay-for-performance philosophy and in order to further align executives with shareholders, in 2016, the Committee revised the weighting of these elements to deliver one-half of the total LTI value in PRSUs and one-half in Options.



For the 2016 grant, the Committee selected ROE as the PRSU performance measure as it aligns management with shareholders by measuring and rewarding profitability relative to shareholders' investment in the business. The ROE target level was designed to be reasonably achievable with strong management performance. The PRSUs cliff vest at the end of the 2016-2018 performance period based on average ROE over the full three-year period.

In February 2016, the Committee granted LTI awards that were initially sized at the 25th percentile of the benchmarked LTI values for the Company's compensation peer group. The Committee viewed this level of LTI sizing as appropriate in view of the Company's 1, 3 and 5-year relative TSR and financial performance at the end of 2015. The Committee further adjusted the LTI awards to reflect the individual performance of each NEO. The Committee's process for sizing LTI grant values for NEOs is as follows:



1 Benchmarking the median LTI value for the Company's compensation peer group.

2 Review and consideration of financial results; 1, 3 and 5-year TSR (vs the S&P Industrials, Compensation Peer Group and Competitor Peer Group); operational performance; market conditions and strategy execution.

3 Adjust award values to reflect individual performance including consistency of performance against goals, leadership contributions, time in role and other relevant factors.

2015 – 2017 PRSUs

Beginning in 2015, the Committee elected to award NEOs a portion of their LTI grant in the form of PRSUs, the vesting of which is determined over a three-year performance period. For the 2015 grant, one-third of the PRSUs are eligible to vest annually based on three annual 18% ROE hurdles. In addition, any PRSUs that do not vest based on the annual performance hurdle have the opportunity to vest based on the achievement of a three-year average ROE of 18% during the performance period. In setting this ROE hurdle, the Committee considered the Company's historical ROE performance, current business conditions and long-term business outlook which accounted for several financial and operational factors, including share repurchases.

In each of 2015 and 2016, the Company failed to achieve the 18% ROE performance hurdle and, accordingly, none of the PRSUs have vested to date. In light of these results during the first two years of the performance period, the Company believes that the likelihood of achieving a three-year average ROE of 18% or greater has substantially decreased. Beginning in 2016, the Committee adjusted the vesting terms of future PRSU grants to remove the annual vesting feature and instead to provide for cliff vesting of the entire grant at the end of the three-year performance period subject to achieving the applicable ROE hurdle.

STRATEGIC PERFORMANCE PLAN (SPP)

Prior to 2015, NEOs received cash awards under the Company's SPP, with the ultimate amounts determined based on a three-year performance cycle. The 2014 – 2016 SPP performance cycle was the final SPP cycle in which the current NEOs participated. For the 2014 – 2016 SPP cycle,

the Committee established threshold, target and maximum payout levels as well as the two performance measures noted below. The Committee also established the target opportunity for each NEO at the time the performance cycle was established.

2014 – 2016 PERFORMANCE PERIOD

The 2014-2016 performance period concluded in 2016 with a weighted-average performance factor well below target at 0.5551. The measures in this performance cycle were established in February 2014 and were comprised of two components – **Earnings Per Share (EPS)** and **Relative TSR** (versus S&P Industrials). Performance with respect to both measures was well below target. In its evaluation of the 2014 – 2016 SPP performance measures and results, the Committee noted the impact of a goodwill impairment charge and the effect of an accounting principle change impacting the accounting for pension and other postemployment benefits. The Committee viewed the goodwill impairment charge as neither indicative of the Company's underlying performance nor that of the NEOs and acknowledged the impact of the accounting change was not contemplated when the 2014-2016 SPP was developed. Accordingly, the Committee excluded the impact of these expenses from EPS when evaluating and certifying the results below. Had the Committee not excluded these items, the overall payout factor for the 2014 – 2016 performance period would have been 0.4449, still substantially below target.

PERFORMANCE MEASURE	WEIGHTING	THRESHOLD (30% PAYOUT)	TARGET (100% PAYOUT)	MAXIMUM (200% PAYOUT)	RESULTS	PAYOUT FACTOR
EPS[1]	75%	$3.50	$5.85	$7.02	$4.52	0.6028
Relative TSR vs. S&P Industrials	25%	25th Percentile	55th Percentile	75th Percentile	30th Percentile	0.4120
				Overall Weighted Factor:		**0.5551**

[1] *Average of 2014-2016 actual EPS excluding restructuring and goodwill impairment. Results exclude the effect of an accounting principle change effective January 1, 2016 impacting the accounting for pension and other postemployment benefits.*

2014 – 2016 PERFORMANCE PERIOD PAYMENTS

NEO	TARGET OPPORTUNITY		FINAL FACTOR		PAYOUT
Oberhelman	$4,275,000	X	0.5551	=	$2,373,053
Halverson	$1,150,000	X	0.5551	=	$638,365
Charter[1]	$953,435	X	0.5551	=	$529,252
Umpleby	$1,150,000	X	0.5551	=	$638,365
Bozeman	$750,000	X	0.5551	=	$416,325

[1] *Mr. Charter was a Vice President during the first year of the performance period with a target opportunity of 90% of his base salary. For 2015 and 2016 Mr. Charter was a Group President with a target opportunity expressed as a flat dollar amount of $1,150,000. Mr. Charter's blended target opportunity is reflected in the chart above.*

OTHER COMPENSATION, BENEFITS AND CONSIDERATIONS

2017 CEO COMPENSATION

Jim Umpleby became Chief Executive Officer on January 1, 2017. Douglas R. Oberhelman retired from the role of CEO on December 31, 2016 but remained the Executive Chairman until his retirement from the Company on March 31, 2017. Mr. Umpleby's 2017 base salary, AIP target opportunity and LTI award value were set below that of Mr. Oberhelman in recognition of Mr. Oberhelman's tenure in the role. The following chart shows Mr. Umpleby's compensation effective January 1, 2017. Additionally, Mr. Umpleby will participate in generally the same perquisites and benefit plans as Mr. Oberhelman as described in more detail below.

Mr. Oberhelman was paid his current salary until his retirement on March 31, 2017. Mr. Oberhelman is not eligible for AIP or LTI in 2017 as Executive Chairman.

COMPENSATION COMPONENT	2017 VALUE
Salary	$1,200,000
Annual Incentive	150% of salary
Long-Term Incentive	Approximately 80% of the peer group median

DEPARTURE OF DAVID P. BOZEMAN

Mr. Bozeman served as an executive officer of the company through December 31, 2016. Mr. Bozeman's position was eliminated in connection with the Company's ongoing restructuring efforts, and in consideration for his service to the Company, as well as a release of claims in favor of the Company, Mr. Bozeman was provided a severance payment of $2,300,000. In addition, the Committee approved the accelerated, pro-rata vesting of 666 shares of restricted stock units and 96,359 stock options previously granted to Mr. Bozeman and a 12-month post-separation exercise period. The Committee also approved continued, pro-rata vesting of his outstanding 2015-2017 and 2016-2018 PRSUs, with the level determined based on actual performance during the respective performance periods.

TRANSITION PAYMENT FOR ROBERT B. CHARTER

To assist with the continued costs associated with Mr. Charter's relocation from Singapore to the United States and to help ensure that Mr. Charter remains in the same approximate financial position as he would have been absent his required international relocation, the Committee approved a transition payment of $500,000, which was paid to Mr. Charter in 2016. In approving this payment, the Committee considered the adverse income tax consequences to Mr. Charter, an Australian citizen, associated with his required relocation as well as the benefit programs in which Mr. Charter was previously eligible to participate as compared to the Company's other NEOs. The Committee also noted that providing this final payment was more cost effective to the Company than placing Mr. Charter as an International Service Employee in Peoria, Illinois which customarily includes housing, mobility premiums, home leave and tax allowances.

POST-TERMINATION AND CHANGE IN CONTROL BENEFITS

The Company's change in control provisions are subject to a "double trigger," and when both a change in control and involuntary termination of employment without cause occur, provide accelerated vesting and maximum payouts under the incentive plans, as described further below.

Except for customary provisions in employee benefit plans and as required by applicable law, the NEOs do not have any pre-existing executive severance packages or contracts; however, the Committee will consider the particular facts and circumstances of an NEO's separation to determine whether payment of any severance or other benefit to such NEO is appropriate. Change in control benefits are provided under the Company's long-term and annual incentive plans and represent customary provisions for these types of plans and have no direct correlation with other compensation decisions. There is no cash severance or other benefits for a termination related to change in control beyond what is provided for under the long-term and annual incentive plans.

Additional information is disclosed in the "Potential Payments Upon Termination or Change in Control" section on page 48 of this proxy statement.

In the event of a qualifying termination of employment following a change in control, maximum payouts are provided under the long-term incentive plan and annual incentive plan.

- The long-term plan allows for the maximum performance level to be paid under each open plan cycle of the long-term cash plan.

- All unvested stock options, stock appreciation rights, PRSUs and restricted stock units vest immediately.

- Stock options and stock appreciation rights remain exercisable over the normal life of the grant.

- The annual incentive plan allows for the target award opportunity, prorated based on the individual's time of employment from the beginning of the performance period through the later of: (1) the change in control or (2) termination of employment.

RETIREMENT AND OTHER BENEFITS

In addition to the annual and long-term components of compensation, NEOs participate in health and welfare benefit plans generally available to employees to provide competitive benefits.

The defined contribution and defined benefit retirement plans available to the NEOs are also available to many U.S. Caterpillar management and salaried employees. Under the defined benefit pension plans, the benefit is calculated based on years of service and final average monthly earnings. All of the NEOs participate in the U.S. retirement plans described in the following table, except as otherwise provided below.

PLAN TYPE	TITLE	DESCRIPTION
PENSION	Retirement Income Plan (RIP)	Defined benefit pension plan under which benefit amounts are not offset for any Social Security benefits. RIP was closed to new entrants, effective January 1, 2011. All U.S.-based NEOs, except Mr. Charter who participates in the Company's Australian-based defined benefit pension plan, participate in this plan and, except for Mr. Bozeman, subject to the Company's right to amend or terminate the plan, continue to earn benefits under RIP until the earlier of separation or December 31, 2019. Based on his hire date, Mr. Bozeman's RIP benefit was frozen effective January 1, 2011.
	Supplemental Retirement Plan (SERP)	Non-qualified defined benefit pension plan that works in tandem with RIP. SERP provides additional pension benefits if the NEO's benefit is limited due to the compensation and annual benefit limits imposed on RIP by the tax code. SERP also pays a benefit that would otherwise have been paid under RIP but for (1) the NEO's deferral of compensation under SDCP, SEIP or DEIP and (2) exclusions of lump sum discretionary awards and variable base pay from RIP earnings. As with RIP, SERP was closed to new entrants effective January 1, 2011. Subject to the Company's right to amend or terminate the plan, all U.S.-based NEOs, except Messrs. Bozeman and Umpleby, continue to earn SERP benefits until the earlier of separation or December 31, 2019. Based on Mr. Bozeman's hire date, his SERP benefit was frozen effective January 1, 2011. Mr. Umpleby participates in a Solar Turbines Incorporated sponsored non-qualified defined benefit pension plan, which is similar to SERP. Subject to the Company's right to amend or terminate the plan, Mr. Umpleby continues to earn benefits until the earlier of separation or December 31, 2019.
SAVINGS	Caterpillar 401(k) Plans	All U.S.-based NEOs, except for Mr. Bozeman, are eligible to participate in the Caterpillar 401(k) Savings Plan under which the Company matches 50 percent of the first 6 percent of the NEO's eligible pay contributed to the savings plan. Prior to his separation from the Company and based on his hire date, Mr. Bozeman participated in the Caterpillar 401(k) Retirement Plan, under which the Company matches 100 percent of the first 6 percent of eligible pay contributed to the retirement plan, and the Company makes an annual non-elective contribution equal to 3%, 4% or 5% of eligible pay based on the employee's age and years of service with the Company.
	Supplemental Deferred Compensation Plan (SDCP)	All U.S.-based NEOs who are eligible to participate in a Caterpillar 401(k) plan are eligible to participate in SDCP, which provides the opportunity to make deferrals of base salary in excess of the limits imposed on the 401(k) Savings Plan and the 401(k) Retirement Plan by the Internal Revenue Code and to elect deferrals from the AIP and the SPP. Under the terms of SDCP, participants are eligible to earn matching contributions and annual non-elective contributions based on formulas applicable to them in the Caterpillar 401(k) plans.
	Supplemental (SEIP) and Deferred (DEIP) Employees' Investment Plan	All U.S.-based NEOs hired prior to March 25, 2007 were previously eligible to participate in SEIP and DEIP. These plans were closed in March 2007. Compensation deferred into SEIP and DEIP prior to January 1, 2005, remains in these plans.

LIMITED PERQUISITES

The Company provides NEOs a limited number of perquisites that the Committee believes are reasonable and consistent with the overall compensation program and those commonly provided in the marketplace. The Committee annually reviews the levels of perquisites provided to the NEOs which include, among other things, home security systems and (in the case of the CEO) limited personal use of the Company aircraft and ground transportation. These perquisites are provided to attract and retain talented executive officers, to provide for adequate security and safety of our executives and to allow the NEOs to devote additional time to Caterpillar business. Costs associated with these perquisites are included in the "2016 All Other Compensation Table" on page 42.

At the discretion of the Committee, certain benefits may be continued for the CEO upon retirement. On December 13, 2016, the Committee approved the following retirement benefits for Mr. Oberhelman effective April 1, 2017: (1) office space and related IT, administrative and travel agent support at the Company's facility located in Edwards, Illinois; and (2) continued home security for a period not to exceed five years from the date of Mr. Oberhelman's retirement.

CLAWBACK POLICY

Under the Company's compensation clawback policy, the Board may require reimbursement of any bonus or incentive compensation awarded to an officer or cancel unvested restricted or deferred stock awards previously granted to the officer if all of the following apply:

- The amount of the bonus, incentive compensation or stock award was calculated based on the achievement of certain financial results that were subsequently the subject of a restatement;

- The officer engaged in intentional misconduct that caused or partially caused the need for the restatement; and

- The amount of the bonus, incentive compensation or stock award that would have been awarded to the officer had the financial results been properly reported would have been lower than the amount actually awarded.

TAX IMPLICATIONS: DEDUCTIBILITY OF NEO COMPENSATION

Under Section 162(m) of the Internal Revenue Code, generally NEO compensation over $1.0 million for any year is not deductible for United States income tax purposes. However, performance-based compensation is exempt from the deduction limit if certain requirements are met. One of the goals of the Committee is to structure compensation to take advantage of this exemption under Section 162(m) to the extent practicable. However, the Committee may elect to provide compensation outside those requirements when necessary to achieve its compensation objectives.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed the Compensation Discussion & Analysis (CD&A) included in this proxy statement with management and is satisfied that the CD&A fairly and completely represents the philosophy, intent and actions of the Committee with regard to executive compensation. Based on such review and discussion, we recommend to the Board that the CD&A be included in this proxy statement and the Company's Annual Report on Form 10-K for filing with the SEC.

By the members of the Compensation Committee consisting of:

Miles D. White
(Chairman)

David L. Calhoun

Jesse J. Greene, Jr.

Debra L. Reed

EXECUTIVE COMPENSATION TABLES

In years before 2015, long-term incentive compensation design was based on two components – a rolling three-year cash plan and market based stock option grants. Beginning in 2015, the Committee revised the long-term incentive plan, eliminating the cash portion and replacing it with PRSUs.

While the Committee believes PRSUs are better aligned with shareholder interests going forward, NEOs' pay in 2016 includes results of the legacy 2014-2016 performance-based cash plan as well as PRSUs granted in 2016. SEC executive compensation disclosure rules require the grant date fair value of PRSUs to be reported in the year of grant in the Stock Awards column below, rather than after the completion of the three-year performance period that commenced in 2016. Because the payment for the 2014-2016 performance-based cash plan is also included in the Non-Equity Incentive Plan Compensation column, the Summary Compensation Table in effect double counts the NEOs' long-term incentive compensation for 2016. This is the final year for this legacy performance-based cash plan for the NEOs listed below.

2016 SUMMARY COMPENSATION TABLE

NAME AND PRINCIPAL POSITION	YEAR	SALARY	BONUS[1]	STOCK AWARDS[2]	OPTION AWARDS[3]	NON-EQUITY INCENTIVE PLAN COMPENSATION[4]	CHANGE IN PENSION VALUE AND NONQUALIFIED DEFERRED COMPENSATION EARNINGS[5]	ALL OTHER COMPENSATION[6]	SEC TOTAL	SEC TOTAL WITHOUT CHANGE IN PENSION VALUE[7]
Douglas R. Oberhelman Chairman & CEO	2016	$1,600,008	$ —	$3,577,816	$7,218,819	$2,891,179	$ 3,658	$ 181,034	$15,472,514	$15,468,856
	2015	$1,600,008	$ —	$3,031,479	$9,959,588	$ 822,804	$2,091,814	$ 398,144	$17,903,837	$15,812,023
	2014	$1,600,008	$ —	$ —	$8,377,481	$4,913,288	$1,998,805	$ 241,866	$17,131,448	$15,132,643
Bradley M. Halverson Group President & CFO	2016	$ 786,312	$ —	$1,080,269	$2,179,625	$ 852,957	$ 231,289	$ 96,250	$ 5,226,702	$ 4,995,413
	2015	$ 786,312	$ —	$1,127,963	$3,705,673	$ 244,440	$2,293,173	$ 90,933	$ 8,248,494	$ 5,955,321
	2014	$ 755,202	$ —	$ —	$2,392,921	$1,501,537	$ 595,014	$ 42,294	$ 5,286,968	$ 4,691,954
Robert B. Charter Group President	2016	$ 729,768	$500,000	$ 984,692	$1,986,744	$ 818,510	$ 189,327[8]	$ 247,311	$ 5,456,352	$ 5,267,025
	2015	$ 729,768	$300,000	$1,046,232	$3,437,148	$ 190,994	$ 845,918	$ 541,566	$ 7,091,626	$ 6,245,708
Jim Umpleby Group President	2016	$ 825,636	$ —	$1,166,657	$2,353,971	$ 858,138	$ 62,688	$ 27,097	$ 5,294,187	$ 5,231,499
	2015	$ 815,805	$ —	$1,264,698	$4,154,987	$ 247,726	$2,582,073	$ 83,085	$ 9,148,374	$ 6,566,301
	2014	$ 755,202	$ —	$ —	$2,527,089	$1,847,136	$1,484,122	$ 57,772	$ 6,671,321	$ 5,187,199
David P. Bozeman Senior Vice President	2016	$ 698,904	$ —	$1,412,362[9]	$2,324,923[10]	$ 471,608	$ —	$2,393,163	$ 7,300,960	$ 7,300,960

[1] The amount reported for 2016 represents a lump sum discretionary bonus authorized by the Committee relating to Mr. Charter's required relocation from Singapore to the United States.

[2] The amounts reported in this column represent PRSUs granted in 2016 under the Caterpillar Inc. 2014 Long-Term Incentive Plan (LTIP) and are valued based on the aggregate grant date fair value computed in accordance with FASB ASC Topic 718, assuming the highest level of performance is achieved for the PRSUs, which at the time of grant reflected the probable level of achievement. Assumptions made in the calculation of these amounts are included in Note 2 "Stock-based compensation" to the Company's consolidated financial statements for the fiscal year ended December 31, 2016, included in the Company's Form 10-K filed with the SEC on February 15, 2017.

[3] The amounts reported in this column represent Non-qualified Stock Options (NQs) granted under the LTIP that are valued based on the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. Assumptions made in the calculation of these amounts are included in Note 2 "Stock-based compensation" to the Company's consolidated financial statements for the fiscal year ended December 31, 2016, included in the Company's Form 10-K filed with the SEC on February 15, 2017.

[4] The amounts in this column reflect the following cash annual incentive payments for 2016: Mr. Oberhelman $518,126; Mr. Halverson $214,592; Mr. Charter $289,258; Mr. Umpleby $219,773; Mr. Bozeman $55,283 ; and the following cash incentive payments for the 2014-2016 performance cycle: Mr. Oberhelman $2,373,053; Mr. Halverson $638,365; Mr. Charter $529,252; Mr. Umpleby $638,365; and Mr. Bozeman $416,325.

[5] Because NEOs do not receive "preferred" or "above market" earnings on compensation deferred into SDCP, SEIP and/or DEIP, the amount shown represents only the change between the actuarial present value of each NEO's total accumulated pension benefit between December 31, 2015 and December 31, 2016. The amount assumes the pension benefit is payable at each NEO's earliest unreduced retirement age based upon the NEO's current pensionable earnings.

[6] *All Other Compensation for 2016 is detailed in a separate table appearing below.*

[7] *To demonstrate how year over year changes in pension value impact total compensation, as determined under SEC rules, we have included this column to show total compensation without pension value changes. The amounts reported in this column are calculated by subtracting the change in pension value reported in the Change in Pension Value and Nonqualified Deferred Compensation Earnings column, from the amounts reported in the SEC Total column. The amounts reported in this column differ from, and are not a substitute for, the amounts reported in the SEC Total column.*

[8] *The amount reported for Mr. Charter has been converted to U.S. dollars using the exchange rate in effect on December 31, 2016 (1 Australian dollar = 0.72355 U.S. dollar).*

[9] *For Mr. Bozeman this amount also includes the incremental fair value associated with modifications to his outstanding restricted stock unit and performance-based restricted stock unit awards in 2016 totaling $732,778. As noted in the Compensation Discussion & Analysis, in 2016, the vesting terms of certain equity awards were modified in connection with his separation from the Company.*

[10] *For Mr. Bozeman this amount also includes the incremental fair value associated with modifications to his outstanding stock option awards in 2016 totaling $953,725. As noted in the Compensation Discussion & Analysis, in 2016, the vesting terms of certain equity awards were modified in connection with his separation from the Company.*

2016 ALL OTHER COMPENSATION TABLE

NAME	MATCHING CONTRIBUTIONS 401(K)	MATCHING CONTRIBUTIONS SDCP	CORPORATE AIRCRAFT/ TRANSPORTATION[1]	HOME SECURITY[2]	OTHER	TOTAL ALL OTHER COMPENSATION
Douglas R. Oberhelman	$ 7,950	$40,050	$87,125	$45,909	$ —	$ 181,034
Bradley M. Halverson	$ 7,950	$15,639	$ 8,742	$63,919	$ —	$ 96,250
Robert B. Charter	$ 7,950	$13,943	$ 9,652	$ 2,353	$ 213,413[3]	$ 247,311
Jim Umpleby	$ 7,872	$16,819	$ —	$ 2,406	$ —	$ 27,097
David P. Bozeman	$15,817	$76,803	$ —	$ 543	$2,300,000[4]	$2,393,163

[1] *The value of personal aircraft usage reported above is based on Caterpillar's incremental cost per flight hour, including the weighted average variable operating cost of fuel, oil, aircraft maintenance, landing and parking fees, related ground transportation, catering and other smaller variable costs. Mr. Oberhelman and the Company have a time-sharing lease agreement, pursuant to which certain costs associated with personal flights are reimbursed by Mr. Oberhelman to the Company in accordance with the agreement.*

[2] *Amounts reported for home security represent the cost provided by an outside security provider for hardware and monitoring service. The incremental cost associated with the home security services is determined based upon the amounts paid to the outside service provider.*

[3] *Mr. Charter was previously an International Service Employee (ISE) based in Singapore. The amount reported represents Company paid taxes pursuant to the Company's tax equalization policy for ISEs. This policy is intended to ensure the Company's ISEs are in the same approximate financial position as they would have been if they lived in their home country during the time of their international service.*

[4] *The amount reported represents a severance payment authorized by the Committee in connection with Mr. Bozeman's separation from service from the Company.*

GRANTS OF PLAN-BASED AWARDS IN 2016

NAME	GRANT DATE	ESTIMATED FUTURE PAYOUTS UNDER NON-EQUITY INCENTIVE PLAN AWARDS[1]			ESTIMATED FUTURE PAYOUTS UNDER EQUITY INCENTIVE PLAN AWARDS[2]	ALL OTHER STOCK AWARDS: NUMBER OF SHARES OF STOCK OR UNITS (#)	ALL OTHER OPTION AWARDS: NUMBER OF SECURITIES UNDERLYING OPTIONS[3] (#)	EXERCISE OR BASE PRICE OF OPTION AWARDS ($/SHARE)	GRANT DATE FAIR VALUE OF STOCK AND OPTION AWARDS ($)[4]
		THRESHOLD ($)	TARGET ($)	MAXIMUM ($)	TARGET (#)				
Douglas R. Oberhelman	03/07/2016	—	—	—	55,290	—	—	$ —	$3,577,816
	03/07/2016	—	—	—	—	—	349,749	$74.77	$7,218,819
	AIP[5]	$1,107,406	$2,214,811	$2,214,811	—	—	—	$ —	$ —
Bradley M. Halverson	03/07/2016	—	—	—	16,694	—	—	$ —	$1,080,269
	03/07/2016	—	—	—	—	—	105,602	$74.77	$2,179,625
	AIP[5]	$ 357,634	$ 715,269	$ 715,269	—	—	—	$ —	$ —
Robert B. Charter	03/07/2016	—	—	—	15,217	—	—	$ —	$ 984,692
	03/07/2016	—	—	—	—	—	96,257	$74.77	$1,986,744
	AIP[5]	$ 331,917	$ 663,833	$ 663,833	—	—	—	$ —	$ —
Jim Umpleby	03/07/2016	—	—	—	18,029	—	—	$ —	$1,166,657
	03/07/2016	—	—	—	—	—	114,049	$74.77	$2,353,971
	AIP[5]	$ 371,049	$ 742,097	$ 742,097	—	—	—	$ —	$ —
David P. Bozeman	03/07/2016	—	—	—	10,502	—	—	$ —	$ 679,584
	03/07/2016	—	—	—	—	—	66,434	$74.77	$1,371,198
	—	—	—	—	10,502	—	—	—	$ 732,778[6]
	—	—	—	—	—	—	66,434	—	$ 953,725[7]
	AIP[5]	$ 138,208	$ 276,417	$ 276,417	—	—	—	$ —	$ —

[1] The amounts reported in this column represent estimated potential awards under the 2016 AIP. There was no maximum payout opportunity as the 2016 AIP design capped potential payments at target.

[2] The amounts reported in this column represent estimated potential awards under the LTIP. PRSUs were granted on March 7, 2016 under the LTIP for the 2016-2018 performance period. PRSUs vest over a three-year performance period with 100 percent of the grant to vest on the third anniversary of the grant date, subject to the Company's achievement of an average ROE performance hurdle during the three-year performance period. The amounts reported in the target column reflect the number of PRSUs that would vest if the Company's average ROE performance during the three-year performance period meets or exceeds the ROE performance hurdle. There is no threshold or maximum payout opportunity with respect to these PRSUs.

[3] Amounts reported represent stock options granted under the LTIP. The exercise price for all stock options granted to the NEOs is the closing price of Caterpillar stock on the grant date ($74.77). All stock options granted to the NEOs will vest in one-third increments on each of the first through third year anniversaries of the date of grant. The actual realizable value of the options will depend on the fair market value of Caterpillar stock at the time of exercise.

[4] The amounts shown do not reflect realized compensation by the NEO. As reported in this column, the value of PRSUs granted in 2016 under the LTIP are based on the aggregate grant date fair value computed in accordance with FASB ASC Topic 718, assuming the highest level of performance is achieved for the PRSUs, which at the time of the grant reflected the probable level of achievement.

[5] The 2016 AIP estimates are based upon each executive's base salary for 2016. The actual payout was based on the achievement of corporate and business unit performance metrics. Please refer to page 33 of the CD&A for a detailed explanation of the various performance metrics. For the 2016 AIP, the threshold amount was earned if at least 50 percent of the targeted performance level was achieved. The target amount was earned if at least 100 percent or greater of the targeted performance level was achieved, with a plan cap set at $15 million. The cash payouts for the 2016 plan year are included in the column "Non-Equity Incentive Plan Compensation" of the "2016 Summary Compensation Table."

[6] This amount represents the value of the modification to outstanding restricted stock unit and performance-based restricted stock unit awards in connection with Mr. Bozeman's separation from the Company and does not reflect a new equity grant.

[7] This amount represents the value of the modification to outstanding stock options in connection with Mr. Bozeman's separation from the Company and does not reflect a new equity grant.

OUTSTANDING EQUITY AWARDS AT 2016 FISCAL YEAR END

| | | OPTION AWARDS | | | | STOCK AWARDS | | | |
| | | NUMBER OF SECURITIES UNDERLYING UNEXERCISED SARs/OPTIONS | | | | | | EQUITY INCENTIVE PLAN AWARDS: | |
NAME	GRANT DATE	EXERCISABLE	UNEXERCISABLE	SAR / OPTION EXERCISE PRICE	SAR / OPTION EXPIRATION DATE[1]	NUMBER OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED[2]	MARKET VALUE OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED[3]	NUMBER OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED[4]	MARKET OR PAYOUT VALUE OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED[5]
Douglas R. Oberhelman	03/03/2008	60,000	—	$ 73.20	03/03/2018	—	$ —	—	$ —
	03/02/2009	166,252	—	$ 22.17	03/02/2019	—	$ —	—	$ —
	03/01/2010	272,282	—	$ 57.85	03/01/2020	—	$ —	—	$ —
	03/07/2011	226,224	—	$102.13	03/07/2021	—	$ —	—	$ —
	03/05/2012	275,000	—	$110.09	03/05/2022	—	$ —	—	$ —
	03/04/2013	281,090	—	$ 89.75	03/04/2023	—	$ —	—	$ —
	03/03/2014	—	283,790	$ 96.31	03/03/2024	—	$ —	—	$ —
	02/27/2015	—	—	$ —	—	—	$ —	39,131[6]	$3,629,009
	03/02/2015	137,926	275,850	$ 83.00	03/02/2025	—	$ —	—	$ —
	03/07/2016	—	—	$ —	—	—	$ —	55,290[7]	$5,127,595
	03/07/2016	—	349,749	$ 74.77	03/07/2026	—	$ —	—	$ —
Bradley M. Halverson	03/07/2011	22,696	—	$102.13	03/07/2021	—	$ —	—	$ —
	03/05/2012	21,416	—	$110.09	03/05/2022	—	$ —	—	$ —
	03/04/2013	79,976	—	$ 89.75	03/04/2023	—	$ —	—	$ —
	03/03/2014	—	81,061	$ 96.31	03/03/2024	—	$ —	—	$ —
	02/27/2015	—	—	$ —	—	—	$ —	14,560[6]	$1,350,294
	03/02/2015	51,318	102,636	$ 83.00	03/02/2025	—	$ —	—	$ —
	03/07/2016	—	—	$ —	—	—	$ —	16,694[7]	$1,548,202
	03/07/2016	—	105,602	$ 74.77	03/07/2026	—	$ —	—	$ —
	—	—	—	$ —	—	832[8]	$77,160	—	$ —
Robert B. Charter	03/07/2011	23,379	—	$102.13	03/07/2021	—	$ —	—	$ —
	03/05/2012	20,534	—	$110.09	03/05/2022	—	$ —	—	$ —
	03/04/2013	25,369	—	$ 89.75	03/04/2023	—	$ —	—	$ —
	03/03/2014	—	27,045	$ 96.31	03/03/2024	—	$ —	—	$ —
	02/27/2015	—	—	$ —	—	—	$ —	13,505[6]	$1,252,454
	03/02/2015	47,600	95,198	$ 83.00	03/02/2025	—	$ —	—	$ —
	03/07/2016	—	—	$ —	—	—	$ —	15,217[7]	$1,411,225
	03/07/2016	—	96,257	$ 74.77	03/07/2026	—	$ —	—	$ —
Jim Umpleby	03/01/2010	6,781	—	$ 57.85	03/01/2020	—	$ —	—	$ —
	03/07/2011	22,696	—	$102.13	03/07/2021	—	$ —	—	$ —
	03/05/2012	21,416	—	$110.09	03/05/2022	—	$ —	—	$ —
	03/04/2013	79,976	—	$ 89.75	03/04/2023	—	$ —	—	$ —
	03/03/2014	—	85,606	$ 96.31	03/03/2024	—	$ —	—	$ —
	02/27/2015	—	—	$ —	—	—	$ —	16,325[6]	$1,513,981
	03/02/2015	57,541	115,080	$ 83.00	03/02/2025	—	$ —	—	$ —
	03/07/2016	—	—	$ —	—	—	$ —	18,029[7]	$1,672,009
	03/07/2016	—	114,049	$ 74.77	03/07/2026	—	$ —	—	$ —
	—	—	—	$ —	—	832[8]	$77,160	—	$ —

COMPENSATION

NAME	GRANT DATE	OPTION AWARDS NUMBER OF SECURITIES UNDERLYING UNEXERCISED SARs/OPTIONS EXERCISABLE	UNEXERCISABLE	SAR / OPTION EXERCISE PRICE	SAR / OPTION EXPIRATION DATE[1]	STOCK AWARDS NUMBER OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED[2]	MARKET VALUE OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED[3]	EQUITY INCENTIVE PLAN AWARDS: NUMBER OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED[4]	MARKET OR PAYOUT VALUE OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED[5]
David P. Bozeman	03/02/2009	4,950	—	$ 22.17	03/02/2019	—	$ —	—	$ —
	03/01/2010	57,642	—	$ 57.85	03/01/2020	—	$ —	—	$ —
	03/07/2011	23,379	—	$102.13	03/07/2021	—	$ —	—	$ —
	03/05/2012	21,416	—	$110.09	03/05/2022	—	$ —	—	$ —
	03/04/2013	27,083	—	$ 89.75	03/04/2023	—	$ —	—	$ —
	03/03/2014	50,872	—	$ 96.31	03/03/2024	—	$ —	—	$ —
	02/27/2015	—	—	$ —	—	—	$ —	9,204[6]	$ 853,579
	03/02/2015	59,474	—	$ 83.00	03/02/2025	—	$ —	—	$ —
	03/07/2016	—	—	$ —	—	—	$ —	10,502[7]	$ 973,955
	03/07/2016	18,454	—	$ 74.77	03/07/2026	—	$ —	—	$ —

[1] Stock options granted in 2014 are exercisable three years after the grant date. Stock options granted in 2015 and 2016 are exercisable in one-third increments on each of the first through third year anniversaries of the date of grant. Stock options expire 10 years from the grant date for an active employee.

[2] The amounts shown include the portion of any prior RSU grants that were not vested as of December 31, 2016.

[3] The market value of the non-vested RSUs is calculated using the closing price of Caterpillar common stock on December 30, 2016 ($92.74 per share).

[4] The amounts shown include the portion of any prior PRSU grants that were not vested as of December 31, 2016.

[5] The market value of the non-vested PRSUs is calculated using the closing price of Caterpillar common stock on December 30, 2016 ($92.74 per share).

[6] Represents the PRSUs that are scheduled to vest in one-third increments on February 27, 2016, February 27, 2017 and February 27, 2018 based on the Company's achievement of an annual ROE performance hurdle or, PRSUs that do not vest based on the annual performance hurdle, but may vest based on the achievement of an average ROE performance hurdle over the three-year performance cycle. For 2016, the Company did not achieve the ROE performance hurdle and, accordingly, none of the PRSUs vested based on 2016 performance. The number of PRSUs reported in this table assumes the aggregate ROE performance hurdle is achieved for the three-year performance cycle.

[7] Represents the PRSUs that are scheduled to vest on March 7, 2019 based on the Company's achievement of an average ROE performance hurdle over the three-year performance period. The number of PRSUs reported in this table assumes the aggregate ROE performance hurdle is achieved for the three-year performance period.

[8] These RSUs are scheduled to vest on May 1, 2017.

2016 OPTION EXERCISES AND STOCK VESTED

NAME	OPTION AWARDS[1] NUMBER OF SHARES ACQUIRED ON EXERCISE	VALUE REALIZED ON EXERCISE	STOCK AWARDS[2] NUMBER OF SHARES ACQUIRED ON VESTING	VALUE REALIZED ON VESTING
Douglas R. Oberhelman	30,570	$ 2,497,520	—	$ —
Bradley M. Halverson	3,912	$ 323,402	834	$64,506
Robert B. Charter	—	$ —	—	$ —
Jim Umpleby	6,722	$ 622,996	834	$64,506
David P. Bozeman	—	$ —	1,000	$77,345

[1] Upon exercise, option holders may surrender shares to pay the option exercise price and satisfy income tax withholding requirements. The amounts shown are gross amounts.

[2] Upon vesting of the RSUs, shares are surrendered to satisfy income tax withholding requirements. The amounts shown are gross amounts.

2016 PENSION BENEFITS

NAME	PLAN NAME[1]	NUMBER OF YEARS OF CREDITED SERVICE[2]	PRESENT VALUE OF ACCUMULATED BENEFIT[3]
Douglas R. Oberhelman	RIP	35.00	$ 3,033,881
	SERP	35.00	$24,220,406
Bradley M. Halverson	RIP	28.83	$ 2,086,918
	SERP	28.83	$ 4,581,907
Robert B. Charter	CatSuper Plan	27.67	$ 3,529,420
Jim Umpleby	RIP	25.00	$ 1,817,177
	Solar MRO	25.00	$11,018,453
David P. Bozeman	RIP	2.17	$ 46,008
	SERP	2.17	$ 20,915

[1] Caterpillar Inc. Retirement Income Plan (RIP) is a noncontributory U.S. qualified defined benefit pension plan and the Supplemental Retirement Plan (SERP) is a U.S. non-qualified pension plan. The total benefit formula across both plans is 1.5 percent for each year of service (capped at 35 years) multiplied by the final average earnings during the highest five of the final ten years of employment. Final average earnings include base salary and annual incentive compensation, including amounts deferred. The employee's annual retirement income benefit under the qualified plan is restricted by the Internal Revenue Code limitations, and the excess benefits are paid from SERP. SERP is not funded. Mr. Charter participates in the Caterpillar of Australia PTY LTD Retirement Plan (CatSuper Plan), a defined benefit plan. The total benefit formula in the plan is 17.5 percent for each year of service multiplied by final average salary during the highest three of the final ten years of employment. Final average salary for this plan includes base salary and annual incentive compensation, including amounts deferred, without any limitation on the dollar amounts covered. The plan formula produces a lump sum amount. Mr. Umpleby participated in the Solar Turbines Incorporated Retirement Plan (Solar RP) through December 31, 2014, and participates in the Solar Turbines Incorporated Managerial Retirement Objective Plan (Solar MRO) because he was originally hired by Solar Turbines Incorporated, a wholly owned subsidiary of Caterpillar. The Solar RP was merged into RIP as of January 1, 2015; however, all benefit and eligibility provisions of Solar RP remain unchanged. The Solar RP is a noncontributory U.S. qualified defined benefit pension plan and the Solar MRO is a U.S. non-qualified pension plan. The total benefit formula for the Solar RP is 60 percent of final average salary prorated for years of service less than 25 minus 65 percent of the monthly Social Security benefit. Final average salary is the average base salary for the highest consecutive 36 month period during the 120 month period prior to retirement. Amounts payable under both Solar RP and Solar MRO are based upon a maximum of 25 years of service. Mr. Umpleby meets the early retirement eligibility requirement of age 55. The Solar MRO provides a benefit under the same benefit formula and includes base salary and annual incentive pay. The employee's annual retirement income benefit under the Solar RP is restricted by the Internal Revenue Code limitations and the excess benefits are paid from the Solar MRO. The Solar MRO is not funded. Mr. Bozeman participates in RIP and SERP calculated based on the Pension Equity Formula which produces a single lump sum benefit based on salary and service. The employee's annual retirement income benefit under the qualified plan is restricted by the Internal Revenue Code limitations, and the excess benefits are paid from SERP. SERP is not funded.

[2] Mr. Oberhelman, Mr. Halverson and Mr. Bozeman participate in RIP and SERP. Mr. Oberhelman has more than 35 years of service with the Company. Amounts payable under both RIP and SERP are based upon a maximum of 35 years of service. All RIP participants may receive their benefit immediately following termination of employment after reaching early retirement eligibility, or may defer benefit payments until any time between early retirement age and normal retirement age. SERP and Solar MRO participants receive their benefit six months after their retirement date. Normal retirement age is defined as age 65 with five years of service. For RIP and SERP participants, early retirement is defined as: any age with 30 years of service, age 55 with 15 years of service or age 60 with 10 years of service. If a participant elects early retirement, benefits are reduced by four percent per year, before age 62. In 2015, Mr. Oberhelman and the Company agreed to amend the Company's SERP to provide that if Mr. Oberhelman terminates employment prior to age 65, his benefit under the SERP will be reduced for early retirement. Prior to the amendment, Mr. Oberhelman was entitled to an unreduced benefit under the SERP for any retirement after attainment of age 62. As current RIP and SERP participants, Mr. Oberhelman is eligible for early retirement, with a four percent reduction per year under age 65 in SERP and a four percent reduction per year under age 62 in RIP, while Mr. Halverson is eligible for early retirement, with a four percent reduction per year under age 62 in both plans. Mr. Charter, who participates in the CatSuper Plan, is currently vested in a benefit attributable to 18.75 years of his service. He also has a benefit under the same plan formula based on an additional 8.92 years of service which will vest if he remains employed with the Company until age 55. This additional benefit would result in a $1,626,317 increase in his accumulated pension value once fully vested. Normal retirement in the CatSuper Plan is defined as age 65 and early retirement is available at age 55, with no reduction to the lump sum earned. Mr. Umpleby, who participates in the Solar RP and Solar MRO, has more than 25 years of service with the Company and meets the early retirement eligibility requirement of age 55 with at least 10 years of service. Early retirement benefits paid under Solar RP and Solar MRO have a three percent reduction per year under age 62. The Solar RP was merged into RIP as of January 1, 2015; however, all benefit and eligibility provisions of Solar RP remain unchanged. Mr. Bozeman participates in RIP and SERP calculated based on the Pension Equity Formula (PEP) which produces a single lump sum benefit based on salary and service. The lump sum benefit is equal to Final Average Monthly Earnings, annualized and multiplied by the sum of percentages from a table based on credited service and vesting service. Multipliers range from 4% times years and months of credited service for 0-5 years of vesting service to 9% times years and months of credited service for vesting service in excess of 20 years. Following separation from service, a PEP participant may elect immediate distribution of the benefit, as a single lump sum or monthly annuity actuarially equivalent in amount to the single lump sum determined by formula.

[3] The amount in this column represents the actuarial present value for each NEO's accumulated pension benefit on December 31, 2016. For each NEO, it assumes benefits are payable at each NEO's earliest unreduced retirement age based upon current level of pensionable income. Present value factors use an interest rate of 3.97 percent and the RP-2014 separate annuitant and non-annuitant mortality table adjusted with a load factor of 99.4 percent using Projection Scale MP-2014 prior to 2006 then Scale MP-2016 in years 2006 and beyond which are SERP's year-end disclosure assumptions at December 31, 2016. The amount reported for Mr. Charter has been converted to U.S. dollars using the exchange rate in effect on December 31, 2016 (1 Australian dollar = 0.72355 U.S. dollar).

COMPENSATION

2016 NONQUALIFIED DEFERRED COMPENSATION

NAME	PLAN NAME[1]	EXECUTIVE CONTRIBUTIONS IN 2016[2]	REGISTRANT CONTRIBUTIONS IN 2016[2]	AGGREGATE EARNINGS IN 2016[3]	AGGREGATE BALANCE AT 12/31/16[4]
Douglas R. Oberhelman	SDCP	$80,100	$40,050	$1,239,978	$4,308,984
	SEIP	$ —	$ —	$ 287,494	$ 980,618
	DEIP	$ —	$ —	$ 539,682	$1,951,822
Bradley M. Halverson	SDCP	$31,279	$15,639	$ 367,585	$1,287,511
	SEIP	$ —	$ —	$ 1,337	$ 4,559
	DEIP	$ —	$ —	$ 25,296	$ 86,291
Robert B. Charter	SDCP	$27,886	$13,943	$ 1,132	$ 42,961
Jim Umpleby	SDCP	$33,638	$16,819	$ 484,167	$2,384,883
	SEIP	$ —	$ —	$ 2,353	$ 32,591
	DEIP	$ —	$ —	$ 306,161	$2,665,759
David P. Bozeman	SDCP	$15,551	$76,803	$ 166,201	$1,015,649

[1] The Supplemental Deferred Compensation Plan (SDCP) is a non-qualified deferred compensation plan adopted in March 2007 with a retroactive effective date of January 1, 2005, which effectively replaced the Supplemental Employees' Investment Plan (SEIP) and Deferred Employees' Investment Plan (DEIP).

[2] SDCP allows eligible U.S. employees, including all NEOs, to voluntarily defer a portion of their base salary and annual incentive pay into the plan and receive a Company matching contribution. SPP pay may also be deferred, but does not qualify for any Company matching contributions. Amounts deferred by executives in 2016 for base salary, annual incentive pay and/or long-term cash incentive payouts are included in the "2016 Summary Compensation Table." Matching and/or annual non-elective contributions in non-qualified deferred compensation plans made by Caterpillar in 2016 are also included in the "2016 All Other Compensation Table" under the Matching Contributions SDCP column. SDCP participants may elect a lump sum payment, or an installment distribution payable for up to 15 years after separation.

[3] Aggregate earnings comprise interest, dividends, capital gains and appreciation/depreciation of investment results. The investment choices available to the participant mirror those of the Company's 401(k) plan.

[4] Amounts in this column include the following amounts that were previously reported in the "Summary Compensation Table" for the years 2014–2016 as follows: Mr. Oberhelman $829,791; Mr. Halverson $301,690; Mr. Charter $41,829; Mr. Umpleby $354,520 and Mr. Bozeman $92,354.

COMPENSATION

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

Except for customary provisions in employee compensation plans and as required by law, there are no pre-existing severance or change in control agreements with the NEOs.

The following is a summary of the compensation that would become payable under the existing compensation plans if an NEO's employment had terminated on December 31, 2016 in each of the following scenarios:

- Voluntary Separation, including retirement that does not qualify as Long-Service Separation

- Long-Service Separation (separation after age 55 with 5 or more years of Company service effective with the 2011 equity grant, and age 55 with 10 or more years of service for prior year grants)
- Termination for Cause
- Termination without Cause or for Good Reason within one year following a change in control (Termination following CIC)

EQUITY AWARDS	
Voluntary Separation	• Stock Options and SARs: Vested awards are exercisable until the earlier of the expiration date or 60 days from the separation date; unvested awards are forfeited • PRSUs and RSUs: Unvested awards are forfeited
Long-Service Separation	• Stock Options and SARs granted prior to 2016: Vest and are exercisable until the earlier of the expiration date or 60 months from the separation date • Stock Options and SARs granted in 2016: Vest and become immediately exercisable for the remaining term of the award • RSUs: Accelerated vesting; Chairman's RSU Awards granted prior to May 2014 are not eligible for Long-Service Separation treatment • PRSUs: Remain outstanding and vest if and to the extent performance goals are achieved
Termination for Cause	• Stock Options and SARs: Vested but unexercised awards and unvested awards are forfeited • PRSUs and RSUs: Unvested awards are forfeited
Termination following CIC	• Stock Options and SARs: Vest and become immediately exercisable for remaining term of the award • PRSUs and RSUs: Accelerated vesting of outstanding awards

ANNUAL INCENTIVE PLAN	
Voluntary Separation	• Payment is forfeited
Long-Service Separation	• Payment for a pro-rated service period based on actual results
Termination for Cause	• Payment is forfeited
Termination following CIC	• Payment for a pro-rated service period assuming achievement of target opportunity

STRATEGIC PERFORMANCE PLAN	
Voluntary Separation	• Payment is forfeited
Long-Service Separation	• Payment for a pro-rated service period based on actual results
Termination for Cause	• Payment is forfeited
Termination following CIC	• Payment for entire performance period assuming achievement of maximum opportunity

DEFERRED COMPENSATION

The "2016 Nonqualified Deferred Compensation" table on page 47 describes unfunded, non-qualified deferred compensation plans that permit the deferral of salary, bonus and short-term cash performance awards by NEOs. These plans also provide for matching and/or annual non-elective contributions by the Company. NEOs are eligible to receive the amount in their deferred compensation accounts following termination under any termination scenario unless the NEO elected to further defer the payment as permitted by the plans.

SEVERANCE PAY

The Company is not obligated to provide any special severance payments to any NEOs.

DEPARTURE OF DAVID P. BOZEMAN

Mr. Bozeman served as an executive officer of the company through December 31, 2016. Mr. Bozeman's position was eliminated in connection with the Company's ongoing restructuring efforts, and in consideration of his service to the Company, as well as a release of claims in favor of the Company, Mr. Bozeman was provided a severance payment of $2,300,000. In addition, the Committee approved the accelerated, pro-rata vesting of 666 shares of restricted stock units and 96,359 stock options previously granted to Mr. Bozeman and a 12-month post-separation exercise period. The Committee also approved continued, pro-rata vesting of his outstanding 2015-2017 and 2016-2018 PRSUs, with the level determined based on actual performance during the respective performance periods.

POST RETIREMENT BENEFITS FOR DOUGLAS R. OBERHELMAN

At the discretion of the Committee, certain benefits may be continued for the CEO upon retirement. On December 13, 2016, the Committee approved the following retirement benefits for Mr. Oberhelman effective April 1, 2017: (1) office space and related IT, administrative and travel agent support at the Company's facility located in Edwards, Illinois; and (2) continued home security for a period not to exceed five years from the date of Mr. Oberhelman's retirement. The annual cost of these continued benefits is estimated to be approximately $165,447.

TERMS AND POTENTIAL PAYMENTS – CHANGE IN CONTROL

The following tabular information quantifies certain payments that would become payable under existing plans and arrangements if the NEO's employment had terminated on December 31, 2016. The information is provided relative to the NEO's compensation and service levels as of the date specified. If applicable, they are based on the Company's closing stock price on December 30, 2016.

COMPENSATION

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

NAME	TERMINATION SCENARIO	EQUITY AWARDS		INCENTIVE		POST TERMINATION BENEFITS	TOTAL
		STOCK OPTIONS/ SARS[1]	PRSUs/RSUs[2]	SHORT-TERM INCENTIVE[3]	LONG-TERM INCENTIVE[4]		
Douglas R. Oberhelman	Voluntary Separation	$ —	$ —	$ —	$ —	—	$ —
	Long-Service Separation	$10,315,168	$5,127,595	$2,800,014	$ —	—	$18,242,777
	Termination for Cause	$ —	$ —	$ —	$ —	—	$ —
	Termination following CIC	$10,315,168	$5,127,595	$5,600,028	$ —	—	$21,042,791
Bradley M. Halverson	Voluntary Separation	$ —	$ —	$ —	$ —	—	$ —
	Long-Service Separation	$ 3,397,180	$1,625,361	$ 904,259	$ —	—	$ 5,926,800
	Termination for Cause	$ —	$ —	$ —	$ —	—	$ —
	Termination following CIC	$ 3,397,180	$1,625,361	$1,808,518	$ —	—	$ 6,831,059
Robert B. Charter	Voluntary Separation	$ —	$ —	$ —	$ —	—	$ —
	Long-Service Separation	$ —	$ —	$ —	$ —	—	$ —
	Termination for Cause	$ —	$ —	$ —	$ —	—	$ —
	Termination following CIC	$ 3,120,591	$1,411,225	$1,678,466	$ —	—	$ 6,210,282
Jim Umpleby	Voluntary Separation	$ —	$ —	$ —	$ —	—	$ —
	Long-Service Separation	$ 3,730,789	$1,749,169	$ 938,176	$ —	—	$ 6,418,134
	Termination for Cause	$ —	$ —	$ —	$ —	—	$ —
	Termination following CIC	$ 3,730,789	$1,749,169	$1,876,352	$ —	—	$ 7,356,310
David P. Bozeman	Voluntary Separation	$ —	$ —	$ —	$ —	—	$ —
	Long-Service Separation	$ —	$ —	$ —	$ —	—	$ —
	Termination for Cause	$ —	$ —	$ —	$ —	—	$ —
	Termination following CIC	$ 2,141,726	$1,035,720	$ 698,904	$ —	—	$ 3,876,350

[1] For valuation purposes, as of December 30, 2016, when the closing price of Caterpillar common stock was $92.74, the 2015 and 2016 grants were in the money while the 2014 option exercise price was higher than the year-end closing price thus the 2014 grant was underwater. The 2014, 2015 and 2016 grants were not fully vested as of December 31, 2016.

[2] The valuation shown is based upon the number of PRSUs and RSUs that would vest multiplied by the closing price of Caterpillar common stock on December 30, 2016, which was $92.74 per share.

[3] The plan provisions limit the payout to a maximum of $15.0 million in any single year. Amounts shown for Termination following CIC represent the maximum payout available under AIP for all NEOs.

[4] In years before 2015, long-term incentive compensation design was based on two components – a rolling three-year cash plan and market-based stock option grants. Beginning in 2015, the Committee revised the long-term incentive plan, eliminating the cash portion for NEOs and replacing it with stock-settled PRSUs. There are no amounts shown for termination following CIC as there are no longer any outstanding rolling three-year cash plan performance periods for the NEOs listed.

COMPENSATION RISK

The Compensation Committee regularly reviews the Company's compensation policies and practices, including the risks created by the Company's compensation plans. In addition, the Company also conducted a review of its compensation plans and related risks to the Company. The Company reviewed its analysis with the Committee and the Committee's independent compensation consultant, and the Committee concluded the compensation plans reflected the appropriate compensation goals and philosophy. Based on this review and analysis, the Company has concluded that any risks arising from the Company's compensation policies and practices are not reasonably likely to have a material adverse effect on the Company.

PROPOSAL 4 – ADVISORY VOTE ON THE FREQUENCY OF EXECUTIVE COMPENSATION VOTES





PROPOSAL SNAPSHOT

- **What am I voting on?**

Shareholders are being asked to indicate whether they prefer an advisory vote on executive compensation every one, two or three years.

Voting Recommendation:
ONE YEAR

The Dodd-Frank Act requires Caterpillar shareholders to vote, on an advisory or non-binding basis, on how frequently they would like to cast an advisory vote on the compensation of the Company's named executive officers. By voting on this proposal, shareholders may indicate whether they would prefer an advisory vote on named executive officer compensation once every one, two or three years.

The Board believes that conducting advisory vote on executive compensation on an annual basis is appropriate for Caterpillar and its shareholders at this time. However, the Board intends to hold say-on-pay votes in the future in accordance with the alternative that receives the most shareholder support.

PROPOSAL 5 – APPROVE THE AMENDED AND RESTATED 2014 LONG-TERM INCENTIVE PLAN





PROPOSAL SNAPSHOT

- **What am I voting on?**

Shareholders are being asked to approve changes to the long-term incentive plan, including increasing the number of shares authorized for issuance under the plan.

Voting Recommendation:
FOR proposal

INTRODUCTION

On April 12, 2017, the Board approved an amendment and restatement of the Caterpillar Inc. 2014 Long-Term Incentive Plan (as amended and restated, the "2014 LTIP") The amendment and restatement increases the total number of shares available for issuance under the 2014 LTIP from 38,800,000 to 74,800,000, modifies the permitted performance measures and increases the annual award limits applicable to non-employee directors. The Board approved the 2014 LTIP subject to approval by the Company's shareholders. If the 2014 LTIP is not approved by shareholders, the Company will continue to operate the 2014 LTIP pursuant to its current provisions.

Purpose of the amendment and restatement. The Board approved the 2014 LTIP to increase the number of shares available for future issuances and approve the other changes described above.

As of March 31, 2017, 11,434,997 shares of the Company's common stock remained available for issuance under the 2014 LTIP. The amendment and restatement increases the aggregate number of shares reserved for issuance under the 2014 LTIP from 38,800,000 to 74,800,000. Accordingly, if the 2014 LTIP is approved, approximately 47,434,997 shares of the Company's Common Stock will be available for issuance under the 2014 LTIP. Under the terms of the 2014 LTIP, this number may be increased to the extent that shares subject

to awards previously granted under the 2014 LTIP are not issued because of the expiration, termination, cancellation of forfeiture of an award or the settlement of an award in cash.

Given the limited number of shares that currently remain available under the 2014 LTIP, our Board and management believe it is important that the 2014 LTIP be approved in order to maintain the Company's ability to attract and retain key personnel and continue to provide them with strong incentives to contribute to the Company's future success.

Approval of the 2014 LTIP will also constitute re-approval, for purposes of Section 162(m) of the Internal Revenue Code of 1986, as amended (Code), of the material terms of the performance measures contained in the 2014 LTIP (described below) that are to be used in connection with awards under the 2014 LTIP that are intended to qualify

as "performance-based" compensation for purposes of Section 162(m). One of the conditions for compensation to be considered "performance-based" under Section 162(m) is that the material terms under which such compensation will be paid (the class of eligible employees, performance criteria and the per-person maximums) be disclosed to and approved by shareholders every five years.

The 2014 LTIP allows us to grant equity and cash incentive awards to our executive officers, employees, non-employee Board members and other service providers. We believe that a comprehensive incentive compensation program serves as a necessary and significant tool to attract and retain key employees, encourage participants to contribute materially to the growth of Caterpillar and align the interests of our participants with those of our shareholders.

As of March 31, 2017:

Total Stock Options and Stock Appreciation Rights Outstanding	32,582,965
Total Restricted Stock Units Outstanding	2,617,032
Total Performance-Based Restricted Stock Units Outstanding	1,162,951
Weighted-Average Exercise Price of Stock Options and Stock Appreciation Rights Outstanding	$84.73
Total Shares Available for Grant under the 2014 Long Term Incentive Plan	11,434,997
Weighted-Average Remaining Term of Stock Options and Stock Appreciation Rights Outstanding	6.34 years

As of the record date, April 17, 2017, total common stock outstanding was 589,157,050.

PRINCIPAL FEATURES OF THE 2014 LTIP

The 2014 LTIP includes features that take into account our shareholders' interests, including:

- The 2014 LTIP provides for a variety of equity and equity-based awards, including stock options, stock appreciation rights, stock, restricted stock, restricted stock units, and stock- or cash-based performance awards. The breadth of awards available under the 2014 LTIP provides the Compensation and Human Resources Committee (Committee) the flexibility to structure appropriate incentives and respond to market-competitive changes in compensation practices.

- The 2014 LTIP uses "fungible share counting," that is, for each share of stock issued in connection with a stock award, restricted stock award, restricted stock unit, performance share or other similar full-value award, we will reduce the number of shares available for future issuance by 2.75 shares, and for each share of stock issued in connection with an option or stock-settled stock appreciation right, by one share.

- There is no "evergreen" provision.

- There are limitations on the number of shares and the value of any cash-based award that may be granted or

paid to any participant under the 2014 LTIP in any fiscal year or performance period.

- Repricing of options and stock appreciation rights is prohibited without shareholder approval.

- Discounted options and stock appreciation rights are prohibited.

- Shares repurchased on the open market with proceeds from the exercise of stock options will not be returned to the share reserve.

- There is no single trigger vesting for awards that continue or are assumed in connection with a change in control. However, upon a participant's qualifying termination of employment within two years following a change in control, outstanding awards will vest in full (i.e. "double trigger").

- Awards are subject to forfeiture upon violation of non-solicitation and confidentiality provisions.

- Awards are subject to forfeiture and clawback in connection with misconduct that results in a restatement of financial statements.

- No dividends or dividend equivalents will be paid on performance-based awards unless the performance goals are satisfied.

- The 2014 LTIP includes a series of performance criteria which the Committee may use in establishing specific targets to be attained as a condition to the vesting of restricted stock awards, restricted stock units, performance shares or other stock-based or cash-based incentive awards under the plan so as to qualify the compensation attributable to those awards as performance-based compensation for purposes of Section 162(m) of the Code. This statutory provision generally disallows an income tax deduction to publicly held companies for compensation which exceeds $1 million per individual within a designated executive officer group, unless that compensation is tied to the attainment of certain performance milestones established by an independent compensation committee under a shareholder-approved plan. Shareholder approval of the 2014 LTIP will also be considered approval of the material terms of the performance criteria under the 2014 LTIP. The Committee will retain discretion to determine the structure of all awards made pursuant the 2014 LTIP, including whether such awards comply with the applicable requirements for performance-based compensation under Section 162(m) of the Code.

SUMMARY DESCRIPTION OF 2014 LTIP

The following is a summary of the principal features of the 2014 LTIP. The summary, however, is not a complete description of all the terms of the 2014 LTIP and is qualified in its entirety by reference to the complete text of the 2014 LTIP attached to this Proxy Statement as Appendix A. To the extent there is a conflict between this summary and the actual terms of the 2014 LTIP, the terms of the 2014 LTIP will govern. Awards to be made under the 2014 LTIP will be entirely in the discretion of the Committee and are therefore not currently determinable.

Administration	The Committee has the exclusive authority to administer the 2014 LTIP with respect to awards made to our executive officers. The Committee also has the authority to make awards to all other eligible individuals.
	The Committee may at any time appoint a secondary committee of one or more directors to have separate but concurrent authority with the Committee to make awards to such other eligible individuals. The Committee may also delegate authority to one or more officers of Caterpillar with respect to awards to such other individuals. The term "plan administrator," as used in this summary, means the Committee and any delegates, to the extent they are acting within the scope of their administrative authority under the 2014 LTIP.
Eligibility	Persons that are or are expected to become officers or employees, non-employee directors, consultants and independent contractors of the Company or one of our subsidiaries are eligible to participate in the 2014 LTIP. Historically, the Committee has selected only management level employees to receive equity grants. Our twelve non-employee directors receive equity grants pursuant to our director compensation program. Approximately 2,100 management-level employees received equity grants in the 2017 annual equity grant cycle, which occurred on March 6, 2017.
Share Reserve	Subject to capitalization adjustments described below, approximately 47,434,997 million shares of common stock will initially be reserved for issuance under the 2014 LTIP. The shares of common stock issuable under the 2014 LTIP may be drawn from shares of our authorized but unissued common stock or from treasury shares (including shares of our common stock that we purchase on the open market or in private transactions).
Fungible Share Counting	The number of shares of common stock reserved for issuance under the 2014 LTIP shall be reduced: (i) on a 1-for-1 basis for each share of common stock subject to an option or stock-settled stock appreciation right, and (ii) by a fixed ratio of 2.75 shares of common stock for each share of common stock issued pursuant to a stock award, restricted stock award, restricted stock unit, performance share or other full-value award.
Individual Limits	Subject to capitalization adjustments, no participant in the 2014 LTIP may receive: (i) options or stock appreciation rights in any fiscal year for more than 800,000 shares of our common stock, (ii) performance-based restricted stock, restricted stock unit or performance awards for shares of our common stock having a fair market value on the grant date of more than $20 million for each 12-month period in the performance period or (iii) performance-based cash awards for more than $20 million for each 12-month period in the performance period.

| Reuse of Shares | Shares subject to any outstanding awards under the 2014 LTIP that are not issued because of the expiration, termination, cancellation or forfeiture of an award or the settlement of an award in cash will be added back to the number of shares reserved for issuance under the 2014 LTIP and will accordingly be available for subsequent issuance as follows: |

- one share for each share of common stock subject to an option or stock appreciation right and
- 2.75 shares for each share of common stock subject to a full-value award.

Should the exercise price of an option or stock appreciation right or any withholding taxes upon such exercise be paid in shares of our common stock (whether by delivery or withholding of shares), then the number of shares reserved for issuance under the 2014 LTIP will be reduced by the gross number of shares for which that option or stock appreciation right is exercised (including the shares delivered or withheld in connection with the exercise), and not by the net number of new shares issued under the exercised option or stock appreciation right.

Should shares of common stock be withheld by us in satisfaction of the withholding taxes incurred in connection with the exercise, issuance or vesting of a full-value award, or should the participant pay such withholding taxes by delivering shares of our common stock, then the number of shares of common stock available for issuance under the 2014 LTIP will be reduced by the net number of shares issuable pursuant to that award, as calculated after any such share withholding or delivery so that the shares withheld by us or delivered by the participant for withholding of such taxes in connection with such full-value awards will again be available for issuance under the 2014 LTIP.

Shares repurchased on the open market with the proceeds of the exercise price of options will not be available for issuance under the 2014 LTIP. However, shares subject to awards settled in cash will again be available in the ratios described above.

AWARDS

Under the 2014 LTIP, eligible persons may be granted options, stock appreciation rights, stock awards, restricted stock awards, restricted stock units and stock or cash-based performance awards. One or more of these awards may also be structured as Section 162(m) awards. The plan administrator will have complete discretion to determine which eligible individuals are to receive awards, the type of awards to be granted, the time or times when those awards are to be granted, the number of shares subject to each such grant, the vesting and issuance schedule (if any) to be in effect for the grant, the exercise price or other consideration for the shares, the maximum term for which the granted option or stock appreciation right is to remain outstanding and the status of any granted option as either an incentive stock option or a nonqualified option under the federal tax laws, subject to the following provisions.

| Stock Options and Stock Appreciation Rights | The exercise price of a stock option will not be less than one hundred percent of the fair market value of the option shares on the grant date and no option will have a term in excess of ten years, except that the term of a nonqualified option will continue if the option would otherwise expire during a blackout period in which trading in our stock is restricted. |

A stock appreciation right will allow the holder to exercise that right as to a specific number of shares of common stock and receive in exchange an appreciation distribution in an amount equal to the excess of (i) the fair market value of the shares of common stock as to which the right is exercised over (ii) the aggregate base price in effect for those shares. The base price per share may not be less than the fair market value per share of common stock on the date the stock appreciation right is granted, and the right may not have a term in excess of ten years, except that the term of a stock appreciation right will continue if the stock appreciation right would otherwise expire during a blackout period in which trading in our stock is restricted. Stock appreciation rights may also be granted in tandem with options; such tandem stock appreciation rights will provide the holders with the right to surrender their options for an appreciation distribution in an amount equal to the excess of (i) the fair market value of the vested shares of common stock subject to the surrendered option over (ii) the aggregate exercise price payable for those shares. The applicable award agreement will specify whether the appreciation distribution on any exercised stock appreciation right will be paid in cash or in shares of common stock.

Repricing/Cash-Out	The plan administrator may not implement any of the following repricing or cash-out programs without obtaining shareholder approval: (i) a reduction in the exercise price or base price of any previously granted option or stock appreciation right, (ii) a cancellation of any previously granted option or stock appreciation right in exchange for another option or stock appreciation right with a lower exercise price or base price or (iii) a cancellation of any previously granted option or stock appreciation rights in exchange for cash or another award if the exercise price of the option or the base price of the stock appreciation right exceeds the fair market value of a share of our common stock on the date of such cancellation, in each case other than in connection with a change in control or the capitalization adjustment provisions in the 2014 LTIP.
Stock Awards, Restricted Stock Awards, Restricted Stock Units and Performance Shares	Stock awards may be issued subject to performance or service vesting requirements or as fully vested shares. The number of fully-vested shares granted under the 2014 LTIP is limited to (i) awards to non-employee directors, (ii) awards to newly hired employees, (iii) awards made in lieu of a cash bonus and (iv) awards for shares that, in the aggregate, do not exceed five percent of the total number of shares initially available under the 2014 LTIP (2,371,750 shares). Restricted stock units will entitle an award recipient to receive shares (or cash) upon the attainment of designated performance goals or the completion of a prescribed service period or upon the expiration of a designated time period following the vesting of those units.

Performance awards may be denominated and paid in shares of our common stock or in cash, with vesting tied to the attainment of performance objectives over a specified performance period, and any service vesting or other conditions all as established by the plan administrator.

Stock awards may provide for the payment of dividends or dividend equivalents, provided that no dividends or dividend equivalents will be paid on performance-based awards unless the applicable performance goals are satisfied. |
| Section 162(m) Awards and Performance Goals | In order to meet the requirements of Section 162(m) of the Code, which permits compensation attributable to certain types of awards under the 2014 LTIP to qualify as performance-based compensation that is not subject to the $1 million limitation on the income tax deductibility of the compensation paid to each of our named executive officers (other than our principal financial officer) the plan administrator may grant Section 162(m) awards so that those awards will vest only upon the achievement of certain pre-established performance goals on one or more of the following criteria:

(i) attainment by a share of common stock of a specified fair market value for a specified period of time, (ii) cash flow from operations, (iii) cash flow margin or free cash flow, (iv) cash flow per share, (v) earnings of the Company before or after taxes and/or interest, (vi) earnings before interest, taxes, depreciation, and/or amortization (EBITDA), (vii) EBITDA margin, (viii) economic value added, (ix) expense levels or cost reduction goals, (x) gross profit or margin, (xi) increase in shareholder value, (xii) interest expense, (xiii) inventory, (xiv) market share, (xv) net assets, (xvi) net cash provided by operations, (xvii) net operating profits after taxes, (xviii) operating expenses, (xix) operating income, (xx) operating margin, (xxi) operating profit after capital charge (OPACC), (xxii) percent of dealer deliveries (PODD), (xxiii) percent of industry sales (PINS), (xxiv) percent of parts sales (POPS), (xxv) percent of parts sales — Caterpillar branded (POPS-C), (xxvi) pretax income, (xxvii) price-to-earnings growth, (xxviii) price realization, (xxix) primary or fully-diluted earnings per share or profit per share, (xxx) profit after tax, (xxxi) return on assets, (xxxii) return on equity, (xxxiii) return on invested capital, (xxxiv) return on investments, (xxxv) return on sales, (xxxvi) revenues, (xxxvii) sales, (xxxviii) total cash flow, (xxxix) total shareholder (shareholder) return and (xl) strategic business criteria consisting of one or more objectives based on meeting specified goals relating to (A) acquisitions or divestitures, (B) business expansion, (C) realized production system benefits, (D) cost targets, (E) customer acquisition, (F) customer satisfaction, (G) diversity and inclusion, (H) efficiency, (I) inventory turns, (J) realized lean benefits, (K) management of employment practices and employee benefits, (L) market penetration, (M) purchasing material costs, (N) quality and quality audit scores, (O) reductions in errors and omissions, (P) reductions in lost business, (Q) supervision of litigation and information technology, (R) sustainability or (S) realized 6 Sigma benefits. |

COMPENSATION

Each such goal may be expressed on an absolute or relative basis and may include comparisons based on current internal targets, the past performance of the Company (including the performance of one or more subsidiaries, divisions, or operating units) or the past or current performance of other companies (or a combination of such past and current performance). In addition to the ratios specifically listed above, performance goals may include comparisons relating to capital (including, but not limited to, the cost of capital), shareholders' equity, shares outstanding, assets or net assets, sales, or any combination thereof. The applicable performance measures may be applied on a pre- or post-tax basis and may be established or adjusted in accordance with Section 162(m) of the Code to include or exclude objectively determinable components of any performance measure, including, without limitation, special charges such as restructuring or impairment charges, debt refinancing costs, extraordinary or noncash items, unusual, nonrecurring, infrequently occurring or one-time events affecting the Company or its financial statements or changes in law or accounting principles. The Committee, in its sole discretion, may amend or adjust the performance measures or other terms and conditions of an outstanding award in recognition of any permitted adjustment events, which in the case of an award that is intended to qualify as performance-based compensation under Section 162(m) of the Code, will be exercised in accordance with the requirements of Section 162(m). The Committee has the discretion to determine the structure of all awards under the 2014 LTIP, including whether such awards comply with the applicable requirements for performance-based compensation under Section 162(m) of the Code and to grant cash-based awards outside of the 2014 LTIP that may not qualify as performance-based compensation under Section 162(m) of the Code.

Shareholder approval of the 2014 LTIP will also constitute approval of the material terms of the performance criteria under the 2014 LTIP for purposes of establishing the specific vesting targets for one or more awards under the 2014 LTIP that are intended to qualify as performance-based compensation under Section 162(m) of the Code. However, not all awards granted under the 2014 LTIP may be structured to qualify as such performance-based compensation and there is no guarantee that the exemption would be available for performance-based awards granted under the 2014 LTIP in any particular circumstance. To maintain flexibility in compensating our executives, the Committee reserves the right to use its judgment to grant or approve awards or compensation that is nondeductible when the Committee believes such awards or compensation is appropriate.

GENERAL PROVISIONS APPLICABLE TO ALL AWARDS

Change in Control and Vesting Acceleration

A change in control will be deemed to occur if (i) there are certain changes in the composition of our Board of Directors, (ii) any person or group of related persons becomes directly or indirectly the beneficial owner of more than twenty percent of the total combined voting power of our stock, (iii) we are acquired in a merger or (iv) our shareholders approve a complete liquidation, dissolution or sale of substantially all of our assets.

If, upon a change of control, the existing awards remain outstanding or are replaced with substantially equivalent awards of a successor, then the existing or substitute awards will remain governed by their respective terms; provided, however, that if a participant's service with us or a successor entity is terminated without cause or for good reason within two years following a change in control, then all awards held by such participant will vest, any restrictions will lapse and uncompleted performance measures will be deemed satisfied at the target level of performance.

If, following a change in control, the existing awards do not remain outstanding or are not assumed or replaced with substantially equivalent awards, then all awards will vest, any restrictions will lapse and uncompleted performance measures will be deemed satisfied at the target level of performance. The plan administrator may further cancel (A) any option or stock appreciation right in exchange for cash equal to the excess of the aggregate fair market value of the common stock subject to the award over the exercise price and (B) restricted stock awards, restricted stock units, performance share awards or other awards denominated in shares of stock, in exchange for the cash value of the award as determined by the stock price and the actual or deemed satisfaction of the performance measures.

The acceleration of vesting in the event of a change in control may be seen as an anti-takeover provision and may have the effect of discouraging a merger proposal, a takeover attempt or other efforts to gain control of us.

Changes in Capitalization	If an equity restructuring causes the per share value of our common stock to change, such as by reason of a stock dividend, extraordinary cash dividend, stock split, spinoff, rights offering, recapitalization or otherwise, equitable adjustments will be made to the number of shares available for issuance under the plan and to the terms of outstanding awards in a manner designed to preclude any dilution or enlargement of the plan and the outstanding awards.
Valuation	For any award made pursuant to the 2014 LTIP, the fair market value per share of our common stock as of any date will be deemed to be equal to the closing price of the Company's common stock as reported on the New York Stock Exchange on such date, or determined pursuant to such other method as may be selected by the Committee.
Shareholder Rights and Transferability	No participant will have any shareholder rights with respect to the shares subject to an option or stock appreciation right until such participant has exercised the option or stock appreciation right and paid the exercise price for the purchased shares, and any related withholding taxes. Subject to the terms of the applicable award agreement, a participant will have full shareholder rights with respect to any shares of common stock issued under the 2014 LTIP, whether or not his or her interest in those shares is vested. A participant will not have any shareholder rights with respect to the shares of common stock subject to a restricted stock unit, performance share or other share right award until that award vests and the shares of common stock are actually issued thereunder.

Awards are not assignable or transferable other than by will or the laws of inheritance or a domestic relations order. However, the plan administrator may structure one or more awards to be transferable during a participant's lifetime to one or more members of the participant's family or to an estate planning trust or charity. |
Withholding	The plan administrator may provide holders of awards with the right to have us withhold cash or portion of the shares otherwise issuable to such individuals in satisfaction of the withholding taxes to which they become subject in connection with the exercise, vesting or settlement of the awards. Alternatively, the plan administrator may allow such individuals to deliver cash or previously acquired shares of our common stock in payment of such withholding tax liability.
Deferral Programs	The plan administrator may structure one or more awards so that the participants may be provided with an election to defer the compensation associated with those awards for federal income tax purposes.
Restrictive Covenants and Clawback	Awards granted under the 2014 LTIP will be subject to forfeiture and in certain cases the participant must return amounts received if the participant breaches non-solicitation or confidentiality covenants or engages in any misconduct that results in Caterpillar having to restate its financial statements.
Amendment and Termination	The plan administrator will have the discretionary authority at any time to amend or accelerate the vesting of any and all stock options, stock appreciation rights, restricted stock awards, restricted stock units and performance awards, unless it would cause a performance-based award not to be deductible for income tax purposes under Section 162(m) of the Code.

The Committee may terminate, amend or modify the 2014 LTIP at any time, subject to any shareholder approval requirements under applicable law or regulation or pursuant to the listing standards of the stock exchange on which our shares of common stock are at the time primarily traded. No awards may be granted under the 2014 LTIP after June 11, 2024. |

The following table sets forth the equity awards granted over the lifetime of the 2014 LTIP to the individuals and groups indicated, as of March 31, 2017.

NAME POSITION	NUMBER OF STOCK OPTIONS	NUMBER OF RSUs
Douglas R. Oberhelman *Former Chairman and Chief Executive Officer*	763,525	94,421
Jim Umpleby *Chief Executive Officer*	501,040	72,249
Bradley M. Halverson *Group President and Chief Financial Officer*	348,261	46,935
Robert B. Charter *Group President*	348,458	48,061
David P. Bozeman *Former Senior Vice President*	163,755	19,706
All executive officers (8 persons)	2,833,483	374,214
All non-executive directors (11 persons)	—	51,267
All employees (other than current executive officers) (approximately 5,553 persons)	14,884,613	5,354,002

The closing price of our common stock on March 31, 2017 was $92.76

SUMMARY OF FEDERAL INCOME TAX CONSEQUENCES OF AWARDS GRANTED UNDER THE 2014 LTIP

The following is a summary of the United States Federal income taxation treatment applicable to us and the participants who receive awards under the 2014 LTIP based on United States Federal income tax laws in effect as of the date of the filing of this proxy statement. This discussion does not address all aspects of the United States Federal income tax consequences of participating in the 2014 LTIP that may be relevant to participants in light of their personal investment or tax circumstances and does not discuss any state, local or non-United States tax consequences of participating in the 2014 LTIP. Each participant is advised to consult his or her particular tax advisor concerning the application of the United States Federal income tax laws to such participant's particular situation, as well as the applicability and effect of any state, local or non-United States tax laws before taking any actions with respect to any awards.

Option Grants   Options granted under the 2014 LTIP may be either incentive stock options which satisfy the requirements of Section 422 of the Code or nonqualified options which are not intended to meet such requirements. The Federal income tax treatment for the two types of options differs as follows:

Incentive Stock Options. No taxable income is recognized by the participant at the time of the grant, and no taxable income is recognized for regular tax purposes at the time the option is exercised, although taxable income may arise upon exercise for alternative minimum tax purposes. The participant will recognize taxable income in the year in which the purchased shares are sold or otherwise made the subject of certain other dispositions. For Federal tax purposes, dispositions are divided into two categories: (i) qualifying, and (ii) disqualifying. A qualifying disposition occurs if the sale or other disposition is made more than two years after the date the related option was granted and more than one year after the date such option was exercised for those shares. If the sale or disposition occurs before both of these two periods are satisfied, then a disqualifying disposition will result.

Upon a qualifying disposition, the participant will recognize long-term capital gain in an amount equal to the excess of (i) the amount realized upon the sale or other disposition of the purchased shares over (ii) the exercise price paid for the shares. If there is a disqualifying disposition of the shares, then the excess of (i) the fair market value of those shares on the exercise date or (if less) the amount realized upon such sale or disposition over (ii) the exercise price paid for the shares will be taxable as ordinary income to the participant. Any additional gain recognized upon the disposition will be a capital gain. We will not be entitled to any income tax deduction if the participant makes a qualifying disposition of the shares.

If the participant makes a disqualifying disposition of the purchased shares, then we will be entitled to an income tax deduction, for the taxable year in which such disposition occurs, equal to the amount of ordinary income recognized by the participant as a result of the disposition. We will be entitled to an income tax deduction equal to the amount of ordinary income recognized by the holder in connection with the disqualifying disposition.

Nonqualified Options. No taxable income is recognized by a participant upon the grant of a nonqualified option. The participant will recognize ordinary income in the year in which the option is exercised, equal to the excess of the fair market value of the purchased shares on the exercise date over the exercise price paid for the shares (and subject to income tax withholding in respect of an employee). We will be entitled to an income tax deduction equal to the amount of ordinary income recognized by the participant with respect to the exercised nonqualified option.

Stock Appreciation Rights	No taxable income is recognized upon receipt of a stock appreciation right. The holder will recognize ordinary income in the year in which the stock appreciation right is exercised, in an amount equal to the fair market value of the shares issued to the holder or the amount of the cash payment made to the holder (and subject to income tax withholding in respect of an employee). We will be entitled to an income tax deduction equal to the amount of ordinary income recognized by the holder in connection with the exercise of the stock appreciation right.
Restricted Stock Awards	No taxable income is recognized upon receipt of restricted stock, unless the participant makes an election to be taxed at the time of grant. If such election is made, the participant will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) at the time of the grant in an amount equal to the excess of the fair market value of the shares at such time over the amount, if any, paid for those shares. If such election is not made, the holder will recognize ordinary income when those shares subsequently vest in an amount equal to the excess of the fair market value of the shares on the vesting date over the amount, if any, paid for the shares (and subject to income tax withholding in respect of an employee). Subject to the deductibility limitations of Code Section 162(m), we will be entitled to an income tax deduction equal to the amount of ordinary income recognized by the recipient with respect to the restricted stock award. The deduction will be allowed for the taxable year in which such ordinary income is recognized by the recipient. In addition, a participant receiving dividends with respect to restricted stock for which the above-described election has not been made and prior to the time the restrictions lapse will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee), rather than dividend income, in an amount equal to the dividends paid and we will be entitled to a corresponding deduction, except to the extent the deduction limits of Code Section 162(m) apply.
Restricted Stock Units or Performance Shares	No taxable income is recognized upon receipt of restricted stock units or performance shares. The holder will recognize ordinary income in the year in which the shares subject to the awards are actually issued to the holder or a dividend equivalent is paid to the holder, in an amount equal to the fair market value of the shares on the issuance date and the amount of any cash on the payment date (and subject to income tax withholding in respect of an employee). Subject to the deductibility limitations of Code Section 162(m), we will be entitled to an income tax deduction equal to the amount of ordinary income recognized by the holder at the time the shares are issued.
Cash Awards	The payment of a cash award will result in the recipient's recognition of ordinary income equal to the dollar amount received (and subject to income tax withholding in respect of an employee). Subject to the deductibility limitations of Code Section 162(m), we will be entitled to an income tax deduction equal to the amount of ordinary income recognized by the recipient.

Future awards under the 2014 Plan are in the discretion of the Committee and are therefore not determinable at this time.

EQUITY COMPENSATION PLAN INFORMATION
(AS OF MARCH 31, 2017)

PLAN CATEGORY	(A) NUMBER OF SECURITIES TO BE ISSUED UPON EXERCISE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS (1)	(B) WEIGHTED- AVERAGE EXERCISE PRICE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS	(C) NUMBER OF SECURITIES REMAINING AVAILABLE FOR FUTURE ISSUANCE UNDER EQUITY COMPENSATION PLANS (EXCLUDING SECURITIES REFLECTED IN COLUMN (A))
Equity compensation plans approved by security holders	36,362,948	$84.73	11,434,997
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	36,362,948	$84.73	11,434,997

[1] *Excludes any cash payments in-lieu-of stock.*

SHAREHOLDER PROPOSALS

Some of the following shareholder proposals contain assertions that we believe are incorrect or do not reflect all of the facts related to these issues. We have not attempted to refute all inaccuracies.

PROPOSAL 6 – SHAREHOLDER PROPOSAL – PROVIDE A REPORT OF LOBBYING ACTIVITIES



PROPOSAL SNAPSHOT

What am I voting on?
Shareholders are being asked to vote on a shareholder proposal calling for additional disclosure of Caterpillar's lobbying activity.

Who submitted the proposal?
The proposal was submitted by Fonds de solidarite des travailleurs du Quebec (FTQ), 545, boulevard Cremazie Est, Bureau 200, Montreal (Quebec) H2M 2W4, who has represented that it is the owner of 33,000 shares of Caterpillar Inc. common stock.

 **Voting Recommendation:**
AGAINST proposal

SHAREHOLDER PROPOSALS

PROPOSAL

PROPOSAL 6 — LOBBYING REPORT

Whereas, we believe in full disclosure of Caterpillar's direct and indirect lobbying activities and expenditures to assess whether Caterpillar's lobbying is consistent with its expressed goals and in the best interests of stockholders.

Resolved, the stockholders of Caterpillar request the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.

2. Payments by Caterpillar used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.

3. Caterpillar's membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4. Description of management's and the Board's decision making process and oversight for making payments described in sections 2 and 3 above.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which Caterpillar is a member.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee or other relevant oversight committees and posted on Caterpillar's website.

SUPPORTING STATEMENT

As stockholders, we encourage transparency and accountability in Caterpillar's use of corporate funds to influence legislation and regulation. Caterpillar spent $11.83 million in 2014 and 2015 on federal lobbying (opensecrets.org). These figures do not include state lobbying expenditures, where Caterpillar also lobbies. Caterpillar's lobbying on Cuba trade has attracted media attention ("Illinois Business: Let's Make a Cuba Deal," Chicago Tribune, October 16, 2016), as has its lobbying on the Export-Import Bank ("Caterpillar Cranks up Lobbying to Save Ex-Im Bank," Wall Street Journal, June 26, 2014).

Caterpillar serves on the board of the Chamber of Commerce, which has spent over $1.2 billion on lobbying since 1998. Caterpillar is also a member of the National Association of Manufacturers and Business Roundtable, which together spent $63.45 million on lobbying for 2014 and 2015. Caterpillar does not disclose its payments to trade associations or the amounts used for lobbying. Nor does Caterpillar disclose its contributions to tax-exempt organizations that write

and endorse model legislation, such as its support for the American Legislative Exchange Council (ALEC). Over 100 companies have publicly left ALEC, including 3M, Deere, Intel and Walgreens.

Transparent reporting would reveal whether company assets are being used for objectives contrary to Caterpillar's long-term interests. For example, Caterpillar supports greenhouse gas policy change through memberships in trade and lobbying associations ("Committed to Coal," World Coal, September 16, 2016), yet the Chamber has sued to block the EPA Clean Power Plan to address climate change. We are concerned that Caterpillar's current lack of disclosure presents reputational risk.

COMPANY RESPONSE

The Board recommends a vote AGAINST this proposal for the reasons provided below.

Caterpillar's political and advocacy activities, at both the state and federal levels, are managed by the Vice President, Global Government & Corporate Affairs who coordinates and reviews with senior management the legislative and regulatory priorities that are significant to the Company's business and shareholders, as well as related advocacy activities. To ensure appropriate Board oversight of political activities, the Board's Public Policy and Governance Committee receives regular briefings on the Company's legislative and regulatory priorities, the Company's political spending and trade association expenditures as well as the activities of Caterpillar's Political Action Committee.

Caterpillar belongs to a number of trade associations representing the interests of the manufacturing industry. These organizations work to represent the industry and advocate on major policy issues of importance to Caterpillar and its customers. Caterpillar's participation as a member of any trade association comes with the understanding that we may not always agree with all of the positions of the organization or other members. Each quarter Caterpillar discloses in a

publicly available report the Company's total federal lobbying expenditures for the quarter which includes the portion of all trade association payments that are used for lobbying. To provide greater transparency regarding Caterpillar's trade association memberships, Caterpillar voluntarily reports on its website each trade association that engages in lobbying and other political activity that has received more than $50,000 from Caterpillar in the most recently completed year. In addition, Caterpillar makes additional voluntary website disclosures regarding its engagement in public policy issues, political contributions and global issues of importance to the Company, including detailed information on the Company's position with respect to such issues.

With a view toward providing greater transparency, the Company in 2016 updated its website disclosures relating to political activity. The Company believes its disclosures related to political activity are aligned with, and in other instances exceed, its peers.

The Board does not believe that additional detailed disclosure of these amounts as contemplated by this proposal would be beneficial to shareholders.

PROPOSAL 7 – SHAREHOLDER PROPOSAL – DECREASE PERCENT OF OWNERSHIP REQUIRED TO CALL SPECIAL SHAREHOLDER MEETING



PROPOSAL SNAPSHOT

What am I voting on?
Shareholders are being asked to vote on a proposal that would give holders in the aggregate of 15 percent of our outstanding common stock the power to call a special shareholder meeting.

Who submitted the proposal?
The proposal was submitted by Myra K. Young, 9295 Yorkship Court, Elk Grove, CA 95758, who has represented that she is the owner of 50 shares of Caterpillar Inc. common stock.

 **Voting Recommendation:**
AGAINST proposal

PROPOSAL

PROPOSAL 7 — SPECIAL SHAREOWNER MEETINGS

Resolved, Shareowners ask our board to take the steps necessary (unilaterally if possible) to amend our bylaws and each appropriate governing document to give holders in the aggregate of 15% of our outstanding common stock the power to call a special shareowner meeting. This proposal does not impact our board's current power to call a special meeting.

Dozens of Fortune 500 companies allow 10% of shares to call a special meeting and this proposal is only asking that 15% of our shares be enabled to call a special meeting. Special meetings allow shareowners to vote on important matters, such as electing new directors that can arise between annual

meetings. Shareowner input on the timing of shareowner meetings is especially important when events unfold quickly and issues may become moot by the next annual meeting. This is important because there could be 15-months or more between annual meetings.

This proposal is particularly important because we do not have the opportunity to act by written consent. More than 100 Fortune 500 companies provide for shareholders to call special meetings and to act by written consent. If our management adopts this proposal it will be one sign that management values our shareholder input.

Please vote to enhance shareholder value:

Special Shareowner Meetings — Proposal 7

COMPANY RESPONSE

The Board recommends a vote AGAINST this proposal for the reasons provided below.

Caterpillar's bylaws currently provide that persons collectively holding at least 25 percent of the Company's common stock may call a special meeting upon written request to the Company's Corporate Secretary. The current threshold is designed to strike a balance between assuring that shareholders have the ability to call a special meeting and protecting against the risk that a small minority of shareholders, including those with special interests, could trigger the expense and distraction of a special meeting to pursue matters that are not widely viewed as requiring immediate attention or for reasons that may not be in the best interests of the Company or all of our shareholders. The Company's current threshold is well within the mainstream.

Caterpillar continues to view direct shareholder engagement as key to the Company's success. To that end, Caterpillar leaders meet regularly with shareholders to discuss our strategy, operational performance, and business practices. We also meet with shareholders throughout the year to share perspectives on corporate governance and executive compensation matters. This commitment to ongoing dialogue with our shareholders, together with practices such as annual director elections, majority voting for directors, a "proxy access" right for nominating directors, no supermajority voting provisions and shareholders' existing right to call special meetings, protects shareholder rights without the expense and risk associated with a lower special meeting threshold.

SHAREHOLDER PROPOSALS

PROPOSAL 8 – SHAREHOLDER PROPOSAL – PROVIDE A REPORT OF LOBBYING PRIORITIES



PROPOSAL SNAPSHOT

What am I voting on?

Shareholders are being asked to vote on a proposal that requests the Company to report to shareholders on the Company's process for identifying and prioritizing legislative and regulatory public policy advocacy activities.

Who submitted the proposal?

The proposal was submitted by the National Center for Public Policy Research, 20 F Street, NW Suite 700, Washington, DC 20001 who has represented that it is the owner of 71 shares of Caterpillar Inc. common stock.

 **Voting Recommendation:**
AGAINST proposal

PROPOSAL

PROPOSAL 8 — LOBBYING PRIORITIES

Whereas:

Caterpillar Inc.'s primary duty is to create shareholder value. The Company should pursue legal and ethical means to achieve that goal, including identifying and advocating legislative and regulatory public policies that would advance Company interests and shareholder value.

Resolved: The proponent requests that the Board of Directors, at reasonable cost and omitting proprietary information, report to shareholders on the Company's process for identifying and prioritizing legislative and regulatory public policy advocacy activities. The report should:

1. Describe the process by which the Company identifies, evaluates and prioritizes public policy issues of interest to the Company;

2. Identify and describe public policy issues of interest to the Company;

3. Prioritize the issues by importance to creating shareholder value; and

4. Explain the business rationale for prioritization.

SUPPORTING STATEMENT:

If the Company chooses, the Board might consider disclosing in its report what actions federal, state and local governments might take to assist the Company's ability to thrive and create value for the Company, its investors and its workforce.

Corporate America has in recently faced unprecedented challenges in the form of increased regulation and taxation combined with demands from special interest groups with little, if any, interest in creating either shareholder value or opportunities for the Company to grow, create jobs and add wealth to the communities in which the Company operates.

Today's changing political climate offers a unique opportunity for corporations to once again thrive in America. Analysts have concluded that very many newly-elected officeholders intend to make improving conditions for business growth to be a high priority of their terms of office.

The pursuit of shareholder value in a lawful manner is a social good.

Shareholders hope the Company will not be passive in the face of this opportunity. If the Company chooses, without exposing proprietary or otherwise confidential information that could make it less competitive or otherwise harm the Company, it may consider communicating to elective officials, regulators, the news media, and or the public at-large what policies would best help the Company, and through it, the communities it serves, thrive.

If it chooses, the Company might also consider developing plans to defend assaults on the Company and to defend the Company's decisions, when the Company chooses to make them, to not to be involved in political or social change campaigns that are outside the Company's interests.

COMPANY RESPONSE

The Board recommends a vote AGAINST this proposal for the reasons provided below.

The Board believes that it is in the Company's best interests to be involved in and contribute to the legislative and regulatory process. To that end, the Company engages in lobbying and other political activities, as permitted by applicable law, to further priorities that are significant to the Company's business and shareholders. Caterpillar's political and advocacy activities, at both the state and federal levels, are managed by the Vice President, Global Government & Corporate Affairs who coordinates and reviews with senior management the legislative and regulatory priorities that are significant to the Company's business and shareholders, as well as related advocacy activities. To ensure appropriate Board oversight of political activities, the Board's Public Policy and Governance Committee receives regular briefings on the Company's legislative and regulatory priorities.

Each quarter Caterpillar discloses in a publicly available report the Company's total federal lobbying expenditures for the quarter which includes a description of the issues addressed by these lobbying activities. Caterpillar also identifies on its website global issues of importance to the Company and has provided detailed information on the Company's position with respect to some of these issues. Accordingly, much of the information requested by the proponent is already publicly available.

The proponent requests that the proposed report not only disclose the public policies of interest to the Company, but also the priority of such policies and the business rationale for such priority. Because parties with interests adverse to us also lobby for legislative and regulatory changes, the unilateral disclosure of this information could benefit these parties and our competitors and cause strategic harm to us.

SHAREHOLDER PROPOSALS

PROPOSAL 9 – SHAREHOLDER PROPOSAL – INCLUDE SUSTAINABILITY AS A PERFORMANCE METRIC UNDER EXECUTIVE INCENTIVE PLANS



PROPOSAL SNAPSHOT

What am I voting on?
Shareholders are being asked to vote on a proposal that requests the Compensation Committee of the Board of Directors to include sustainability as one of the performance measures for senior executives under the Company's incentive plans.

Who submitted the proposal?
The proposal was submitted by Heartland Initiative, Inc., 174 Carroll Street SE, Atlanta, GA 30312 who has represented that it is the owner of 62 shares of Caterpillar Inc. common stock.

 **Voting Recommendation:**
AGAINST proposal

PROPOSAL

PROPOSAL 9 — SUSTAINABILITY PERFORMANCE METRIC

RESOLVED: That the shareholders of Caterpillar request the Board's Compensation Committee, when setting senior executive compensation, include sustainability as one of the performance measures for senior executives under the Company's incentive plans. Sustainability is defined as how environmental and social considerations, and related financial impacts, are integrated into corporate strategy over the long term.

SUPPORTING STATEMENT: We believe that the long-term interests of shareholders, as well as other important constituents, are best served by companies that operate their businesses in a sustainable manner focused on long-term value creation. As the recent financial crisis demonstrates, those boards of directors and management that operate their companies with integrity and a focus on the long term are much more likely to prosper than ones that are dominated by a short-term focus.

The best means of demonstrating a company's commitment to the concept of sustainability is through incorporating it as a performance measure in the Company's annual and/or long-term incentive plans. We believe that the current failure to do so represents a serious shortcoming.

While the compensation committee has the discretion to choose the specific metrics, sustainability metrics may include evaluation of how company activities and products are affecting environmental pollution, natural resource exploitation, indigenous rights of access and control of land, other human rights considerations, and other appropriate issues of corporate social responsibility and sustainability.

In support of the principle that the integration of sustainability standards into corporate strategies serves the long-term interests of shareholders, we note the following findings:

- A 2012 Harvard Business School study concluded that firms that adopted social and environmental policies significantly outperformed counterparts over the long-term, in terms of stock market and accounting performance.
- The Glass Lewis report In Depth: Linking Executive Pay to Sustainability (2016), finds a "mounting body of research showing that firms that operate in a more responsible manner may perform better financially.... Moreover, these companies were also more likely to tie top executive incentives to sustainability metrics."

COMPANY RESPONSE

The Board recommends a vote AGAINST this proposal for the reasons provided below.

The Board agrees that the interests of shareholders are best served by companies that operate their business in a sustainable manner. Indeed, sustainability is one of Caterpillar's five core values. Caterpillar was named to the Dow Jones Sustainability Indices in 2016, recognizing Caterpillar's sustainability performance to be in the top ten percent of our industry.

The Compensation Committee of our Board has crafted an incentive compensation program structured around financial and operational performance measures that the committee believes are most important in driving the responsible, long-term growth of our business. Achievement of these performance measures is enhanced by reducing environmental impacts of operations, providing customers with products with best-in-class fuel efficiency and productivity and further strengthening our positive corporate image. Requiring the Compensation Committee to include a specific sustainability performance measure is unnecessary and interferes with the Compensation Committee's discretion to design and monitor an effective executive compensation program that is responsive to business goals and market conditions.

SHAREHOLDER PROPOSALS

PROPOSAL 10 – SHAREHOLDER PROPOSAL – AMEND THE COMPANY'S COMPENSATION CLAWBACK POLICY



PROPOSAL SNAPSHOT

What am I voting on?

Shareholders are being asked to vote on a proposal that requests the Board of Directors to amend the Company's compensation clawback policy to include any misconduct or oversight failure that causes significant financial or reputational harm.

Who submitted the proposal?

The proposal was submitted by CtW Investment Group, 1900 L St. NW, Suite 900, Washington, DC 20036 who has represented that it is the owner of 32 shares of Caterpillar Inc. common stock.

 **Voting Recommendation:**
AGAINST proposal

PROPOSAL

PROPOSAL 10 — AMEND CLAWBACK POLICY

RESOLVED, that shareholders of Caterpillar Inc. (the "Company") urge the Compensation and Human Resource Committee of the Board of Directors (the "Committee") to amend the Company's clawback policy to provide that the Committee will (a) review, and determine whether to seek recoupment of, incentive compensation paid, granted or awarded to a senior executive if, in the Committee's judgment, (i) there has been conduct resulting in a material violation of law or Company policy that causes significant financial or reputational harm to Company, and (ii) the senior executive engaged in such conduct or failed in his or her responsibility to manage or monitor conduct or risks; and (b) disclose the circumstances of any recoupment if (i) required by law or regulation or (ii) the Committee determines that disclosure is in the best interests of Company and its shareholders.

"Recoupment" is (a) recovery of compensation already paid and (b) forfeiture, recapture, reduction or cancellation of amounts awarded or granted over which Valeant retains control. These amendments should operate prospectively and be implemented so as not to violate any contract, compensation plan, law or regulation.

SUPPORTING STATEMENT

As long-term shareholders, we believe that compensation policies should promote sustainable value creation. We agree with former GE general counsel Ben Heineman Jr. that recoupment policies are "a powerful mechanism for

holding senior leadership accountable to the fundamental mission of the corporation: proper risk taking balanced with proper risk management **and the robust fusion of high performance with high integrity." (http//:blogs.law. harvard.edu/corpgov/20 10/08/1 3/making-sense-out-of-clawbacks/)**

Caterpillar has adopted a policy allowing recoupment of certain incentive pay from a corporate officer as a result of a restatement of financial results, taking into account, among other things, whether the incentive award would have been lower based on the restated results. In our view, providing for recoupment only for accounting and financial reporting noncompliance is too narrow. We believe that recoupment is an important remedy for other kinds of conduct that may not cause a restatement, but may harm Caterpillar's reputation and prospects. As well, it may be appropriate to hold accountable a senior executive who did not commit misconduct but who failed in his or her management or monitoring responsibility.

Recent legal settlements underscore the need for a stronger policy in this area, notably Caterpillar's agreement to pay over $2.5 million in 2011 to settle alleged Clean Air Act violations for shipping more than 590,000 highway and non-road diesel engines without the correct emissions controls and alleged failure to comply with emission control reporting and engine-labeling requirements (http://latimesblogs.latimes.com/greenspace/2011/08/caterpillar-inc-us-environmental-protection-agency-pentality-fine-clean-air-act.html). The Company also recently finalized a $60 million class action settlement related to possible defects in the Company's emission control system for certain heavy duty diesel engines. (http://www.pjstar.com/news/20161202/caterpillar-settles-truck-engine-suit-for-60-million). Such lawsuits have the potential to harm the Company's reputation and goodwill, however, there is no indication that the Company scrutinized these issues and whether a recoupment of incentive compensation by the senior officers involved is warranted.

COMPANY RESPONSE

The Board recommends a vote AGAINST this proposal for the reasons provided below.

This proposal is unnecessary because the Company has already adopted a customary and robust executive compensation clawback policy. Our current clawback policy allows the Compensation Committee to recoup cash and equity incentive compensation from officers if their conduct contributed to an accounting restatement. The policy provides the Compensation Committee with discretion to ensure that recoupment would be in the best interests of the Company, but avoids the vague and subjective standards advocated by this proposal. The Company's current compensation structure and recoupment tools strike the right balance to motivate executives to deliver long-term results, while at the same time discouraging inappropriate behavior.

The proponent's amendment would introduce vague and imprecise standards into the recoupment process by requiring recoupment if there has been conduct resulting in a "violation of law or Company policy that causes significant financial or reputational harm to the Company" or if he or she "failed in his or her responsibility to manage or monitor conduct or risks." There is no definition or measurable standard for what conduct qualifies or for calculating the recoupment amount resulting from such harm. The proposed amendment would undermine the effectiveness of our performance-based compensation by introducing the type of discretionary, subjective evaluations that we have sought to avoid under our performance-based programs.

Requiring public disclosure of all recoupment action could be harmful. SEC rules already require disclosure of recoupment action taken against our CEO, CFO and other named executive officers. Disclosure of recoupment action impacting other officers should be at the Board's discretion in order to balance investors' interest in receiving the information with applicable legal, commercial and privacy concerns.

PROPOSAL 11 – SHAREHOLDER PROPOSAL – ADOPT A PERMANENT POLICY THAT THE CHAIRMAN BE INDEPENDENT



PROPOSAL SNAPSHOT

What am I voting on?

Shareholders are being asked to vote on a proposal that requests the Board of Directors to adopt a permanent policy that would require, whenever possible, the Chairman of the Board to be an independent director.

Who submitted the proposal?

The proposal was submitted by John Chevedden, 2215 Nelson Avenue, No. 205, Redondo Beach, CA 90278 who has represented that he is the owner of 200 shares of Caterpillar Inc. common stock.

 **Voting Recommendation:**
AGAINST proposal

PROPOSAL

PROPOSAL 11 — INDEPENDENT BOARD CHAIRMAN

Shareholders request our Board of Directors to adopt as permanent policy, and amend our governing documents as necessary, to require the Chair of the Board of Directors, whenever possible, to be an independent member of the Board. The Board would have the discretion to phase in this policy for the next CEO transition, implemented so it does not violate any existing agreement. If the Board determines that a Chair who was independent when selected is no longer independent, the Board shall select a new Chair who satisfies the requirements of the policy within a reasonable amount of time. Compliance with this policy is waived if no independent director is available and willing to serve as Chair. This proposal requests that all the necessary steps be taken to accomplish the above.

Caterpillar reversed itself by temporarily naming an independent board chairman in October 2016. Caterpillar had opposed a shareholder proposal for an independent board chairman as recently as its June 2016 annual meeting. Wells Fargo also reversed itself and named an independent board chairman in October 2016.

According to Institutional Shareholder Services 53% of the Standard & Poors 1,500 firms separate these 2 positions —"2015 Board Practices," April 12, 2015. This proposal topic won 50%-plus support at 5 major U.S. companies in 2013 including 73%-support at Netflix.

It is the responsibility of the Board of Directors to protect shareholders' long-term interests by providing independent oversight of management. By setting agendas, priorities and procedures, the Chairman is critical in shaping the work of the Board.

Having a board chairman who is independent of management is a practice that will promote greater management accountability to shareholders and lead to a more objective evaluation of management.

A number of institutional investors said that a strong, objective board leader can best provide the necessary oversight of management. Thus, the California Public Employees' Retirement System's Global Principles of Accountable Corporate Governance recommends that a company's board should be chaired by an independent director, as does the Council of Institutional Investors. An independent director serving as chairman can help ensure the functioning of an effective board.

Please vote to enhance shareholder value:

Independent Board Chairman — Proposal 11

COMPANY RESPONSE

The Board recommends a vote AGAINST this proposal for the reasons provided below.

In recent times, the role of Caterpillar's Chairman has been filled by an independent director, the current CEO and a former CEO. In each case, the decision was made by the independent directors based on all relevant factors. The Board's Guidelines on Corporate Governance Issues provide that the Board will regularly evaluate the Board leadership structure. Currently the Chairman is an independent director. The Board believes that it should choose a Board leadership structure based on the facts and circumstances at any particular time. The Board's guidelines provide that if the Chairman is not an independent director, then an independent director will serve as the Presiding Director with the following duties and responsibilities: (i) presiding at all meetings of the Board at which the Chairman is not present; (ii) serving as a liaison between the CEO and the independent directors; (iii) approving information sent to the Board; (iv) approving meeting agendas for the Board; (v) approving meeting schedules to assure that there is sufficient time for discussion; (vi) authority to call meetings of the independent directors; and (vii) being available for consultation and direct communication with major shareholders.

OTHER IMPORTANT INFORMATION

PERSONS OWNING MORE THAN FIVE PERCENT OF CATERPILLAR COMMON STOCK

The following table lists those persons or groups (based on a review of Schedule 13Gs filed with the SEC) who beneficially own more than five percent of Caterpillar common stock as of December 31, 2016.

NAME AND ADDRESS	VOTING AUTHORITY		DISPOSITIVE AUTHORITY		TOTAL AMOUNT OF BENEFICIAL OWNERSHIP	PERCENT OF CLASS
	SOLE	SHARED	SOLE	SHARED		
State Street Corporation and various direct and indirect subsidiaries[1] State Street Financial Center One Lincoln Street Boston, MA 02111	0	32,314,408	0	53,605,278	53,605,278	9.16
The Vanguard Group[2] 100 Vanguard Blvd. Malvern, PA 19355	916,786	111,306	36,483,391	1,021,177	37,504,568	6.41
BlackRock, Inc. 55 East 52nd Street New York, NY 10055	30,324,917	26,872	35,155,354	26,872	35,182,226	6.00

[1] State Street Bank and Trust Company serves as investment manager for certain Caterpillar defined contribution plans (21,290,870 shares).

[2] Beneficial ownership includes 751,995 shares for which Vanguard Fiduciary Trust Company ("VFTC"), a wholly-owned subsidiary of The Vanguard Group, Inc., is the beneficial owner, as a result of serving as investment manager of collective trust accounts. VFTC directs the voting of these shares. Beneficial ownership also includes 433,973 shares for which Vanguard Investments Australia, Ltd. ("VIA"), a wholly-owned subsidiary of The Vanguard Group, Inc., is the beneficial owner as a result of its serving as investment manager of Australian investment offerings.

OTHER IMPORTANT INFORMATION

SECURITY OWNERSHIP OF EXECUTIVE OFFICERS AND DIRECTORS

Security ownership of Caterpillar's Executive Officers, Board of Directors and Nominees to the Board of Directors (as of December 31, 2016) is included in the following table.

	COMMON STOCK[1]	SHARES UNDERLYING STOCK OPTIONS/SARs EXERCISABLE WITHIN 60 DAYS	ADDITIONAL STOCK OPTIONS/SARs EXERCISABLE UPON RETIREMENT[2]	PERCENT OF CLASS
David P. Bozeman	23,790	166,910	0	*
David L. Calhoun	31,320	0	1,672	*
Robert B. Charter	25,966	116,882	0	*
Daniel M. Dickinson	11,272	0	1,672	*
Juan Gallardo	268,583	5,833	1,672	*
Jesse J. Greene, Jr.	11,960	0	1,672	*
Bradley M. Halverson	20,068	175,406	290,131	*
Jon M. Huntsman, Jr.	3,919	0	0	*
Dennis A. Muilenburg	7,886	0	0	*
Douglas R. Oberhelman	232,820	1,418,774	909,389	*
William A. Osborn	55,272	0	1,672	*
Debra L. Reed	2,075	0	0	*
Edward B. Rust, Jr.	28,052	0	1,672	*
Susan C. Schwab	13,121	0	1,672	*
Jim Umpleby	36,792	188,410	315,567	*
Miles D. White	4,334	0	1,672	*
Rayford Wilkins, Jr.[3]	0	0	0	*
All directors and executive officers as a group[4] (20 persons)	841,852	2,437,846	1,742,526	*

[1] Common stock that is directly or indirectly beneficially owned, including stock that is individually or jointly owned and shares over which the individual has either sole or shared investment or voting authority.

[2] SARs or RSUs that are not presently exercisable within 60 days but that would become immediately exercisable if such individual was eligible to retire and elected to retire pursuant to long-service separation.

[3] Mr. Wilkins joined the Board in April 2017.

[4] None of the shares held by the group has been pledged.

* Less than 1 percent.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires our executive officers, directors and persons who own more than ten percent of a registered class of our equity securities, to file reports of ownership and changes in ownership with the SEC and the NYSE, and to furnish Caterpillar with copies of such forms. Based on our review of the forms we have received, or written representations from reporting persons, we believe that, during 2016, each of our executive officers and directors complied with all such filing requirements, with the exception of one late Form 4 filing by David P. Bozeman disclosing one transaction, which was filed late due to an administrative error.

OTHER IMPORTANT INFORMATION

MATTERS RAISED AT THE ANNUAL MEETING NOT INCLUDED IN THIS STATEMENT

We do not know of any matters to be acted upon at the Annual Meeting other than those discussed in this statement. If any other matter is properly presented, proxy holders will vote on the matter in their discretion.

SHAREHOLDER PROPOSALS AND DIRECTOR NOMINATIONS FOR THE 2018 ANNUAL MEETING

A proposal for action or the nomination of a director to be presented by any shareholder at the 2018 annual meeting of shareholders will be acted on only:

- If the proposal is to be included in our proxy statement pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, the proposal is received at the office of the Corporate Secretary on or before January 2, 2018;

- If the proposal or the nomination of a director is not to be included in the proxy statement, the proposal is received at the office of the Corporate Secretary no earlier than February 14, 2018, and no later than April 15, 2018.

- If the proposal is for the nomination of directors to be included in our proxy statement pursuant to proxy access under Article II, Section 4 of Caterpillar's bylaws, the proposal is received at the office of the Corporate Secretary no earlier than December 3, 2017, and no later than January 2, 2018.

In each case, your proposal or nomination must be delivered in the manner and accompanied by the information required in our bylaws. You may request a copy of the bylaws by writing to Caterpillar Inc. c/o Corporate Secretary at our principal executive offices. Our bylaws are also available on our website at www.caterpillar.com/governance. As of the date of this proxy statement, our principal executive offices are located at 100 NE Adams Street, Peoria, Illinois 61629, but we have announced plans to establish our principal executive offices in the Chicago, Illinois area by the end of 2017. The location of our new principal executive offices will be reflected in our future filings with the SEC and, upon the change in the location of our principal executive offices, shareholder proposals, director nominations and requests for copies of our bylaws should be delivered to that address. Additionally, we request that you send a copy to the following facsimile number: 309-675-6620.

ACCESS TO FORM 10-K

On written request, we will provide, without charge to each record or beneficial holder of Caterpillar common stock as of April 17, 2017, a copy of our Annual Report on Form 10-K for the year ended December 31, 2016, as filed with the SEC, including the financial statements and schedules. Written requests should be directed to Caterpillar Inc. c/o Corporate Secretary at 100 NE Adams Street, Peoria, Illinois 61629.

FREQUENTLY ASKED QUESTIONS REGARDING MEETING ATTENDANCE AND VOTING

Q: Why am I receiving these proxy materials?

A: You have received these proxy materials because you are a Caterpillar shareholder and Caterpillar's Board of Directors is soliciting your authority (or proxy) to vote your shares at the Annual Meeting. This proxy statement includes information that we are required to provide to you under SEC rules and is designed to assist you in voting your shares.

Q: How do I obtain an admission ticket to attend the Annual Meeting?

A: Anyone wishing to attend the Annual Meeting must have an admission ticket. Admission is limited to:

- Shareholders on April 17, 2017, together with one immediate family member;
- Authorized proxy holders of Shareholders on April 17, 2017; or
- An authorized representative of a registered shareholder who has been designated to present a shareholder proposal.

You must provide evidence of your ownership of shares with your ticket request and follow the requirements for obtaining an admission ticket specified in the "Admission and Ticket Request Procedure" on page 77. Accredited members of the media and analysts are also permitted to attend the Annual Meeting by following the directions provided in the "Admission and Ticket Request Procedure" on page 77.

Q: What is the difference between a registered shareholder and a street name holder?

A: A registered shareholder is a shareholder whose ownership of Caterpillar common stock is reflected directly on the books and records of our transfer agent, Computershare Shareowner Services LLC. If you hold stock through a bank, broker or other intermediary, you hold your shares in "street name" and are not a registered shareholder. For shares held in street name, the registered shareholder is a bank, broker or other intermediary. Caterpillar only has access to ownership records for registered shareholders.

Q: When was the record date and who is entitled to vote?

A: The Board set April 17, 2017 as the record date for the Annual Meeting. Holders of Caterpillar common stock as of the record date are entitled to one vote per share. As of April 17, 2017, there were 589,157,050 shares of Caterpillar common stock outstanding.

A list of all registered shareholders as of the record date will be available for examination by shareholders during normal business hours at 100 NE Adams Street, Peoria, Illinois 61629 at least ten days prior to the Annual Meeting and will also be available for examination at the Annual Meeting.

Q: How do I vote?

A: You may vote by any of the following methods:

 **In Person** – Shareholders that obtain an admission ticket and attend the Annual Meeting will receive a ballot for voting. If you hold shares in street name, you must also obtain a legal proxy from your broker to vote in person and submit the proxy along with your ballot at the meeting.

 **By Mail** – Complete, sign and return the proxy and/or voting instruction card provided.

 **By Mobile Device** – Scan this QR code and follow the voting links.

 **By Phone** – Follow the instructions on your Internet Notice, proxy and/or voting instruction card or email notice.

 **By Internet** – Follow the instructions on your Internet Notice, proxy and/or voting instruction card or email notice.

If you vote by phone, mobile device or the Internet, please have your Internet Notice, proxy and/or voting instruction card or email notice available. The control number appearing on your Internet Notice, proxy and/or voting instruction card or email notice is necessary to process your vote. A mobile device, phone or Internet vote authorizes the named proxies in the same manner as if you marked, signed and returned the card by mail.

Q: How do I vote my 401(k) or savings plan shares?

A: If you participate in a 401(k) or savings plan sponsored by Caterpillar or one of its subsidiaries that includes a Caterpillar stock investment fund, you may give voting instructions to the plan trustee with respect to the shares of Caterpillar common stock in that fund that are associated with your plan account. The plan trustee will follow your voting instructions unless it determines that to do so would be contrary to law. If you do not provide voting instructions, the plan trustee will act in accordance with the employee benefit plan documents. In general, the plan documents specify that the trustee will vote the shares for which it does not receive instructions in the same proportion that it votes shares for which it received timely instructions, unless it determines that to do so would be contrary to law.

You may revoke previously given voting instructions by following the instructions provided by the trustee.

Q: What are "broker non-votes" and why is it important that I submit my voting instructions for shares I hold in street name?

A: Under the rules of the New York Stock Exchange (NYSE), if a broker or other financial institution holds your shares in its name and you do not provide your voting instructions to them, that firm's discretion to vote your shares for you is very limited. For this Annual Meeting, in the absence of your voting instructions, your broker only has discretion to vote on Proposal 2, the ratification of the appointment of our independent registered public accounting firm. It does not have discretion to vote your shares for any of the other proposals expected to be presented at the Annual Meeting. If you do not provide voting instructions and your broker elects to vote your shares on Proposal 2, the missing votes for each of the other proposals are considered "broker non-votes."

Whether or not you plan to attend the Annual Meeting, we encourage you to vote your shares promptly.

Q: How can I authorize someone else to attend the Annual Meeting or vote for me?

A: Registered shareholders can authorize someone other than the individual(s) named on the proxy and/or voting instruction card to attend the meeting or vote on their behalf by crossing out the individual(s) named on the card and inserting the name of the individual being authorized or by providing a written authorization to the individual being authorized.

Street name holders can authorize someone other than the individual(s) named on the legal proxy obtained from their broker to attend the meeting or vote on their behalf by providing a written authorization to the individual being authorized along with the legal proxy.

To obtain an admission ticket for an authorized proxy representative, see the requirements specified in the "Admission and Ticket Request Procedure" on page 77.

Q: How can I change or revoke my proxy?

A: **Registered shareholders:** You may change or revoke your proxy by submitting a written notice of revocation to Caterpillar Inc. c/o Corporate Secretary at 100 NE Adams Street, Peoria, Illinois 61629 before the Annual Meeting or by attending the Annual Meeting and voting in person. For all methods of voting, the last vote cast will supersede all previous votes.

Holders in street name: You may change or revoke your voting instructions by following the specific directions provided to you by your bank or broker.

Q: What is the quorum requirement for the Annual Meeting?

A: A quorum of shareholders is necessary to hold a valid meeting. Holders of at least one-third of all Caterpillar common stock must be present in person or by proxy at the Annual Meeting to constitute a quorum. Abstentions and broker non-votes are counted as present for establishing a quorum.

Q: What vote is necessary for action to be taken on proposals?

A: In uncontested elections, director nominees are elected by a majority vote of the shares cast, meaning that each director nominee must receive a greater number of shares voted "for" such director than shares voted "against" such director. If an incumbent director does not receive a greater number of shares voted "for" such director than shares voted "against" such director, then such director must tender his or her resignation to the Board of Directors.

In a contested election, director nominees are elected by a plurality of the votes cast, meaning that the nominees with the most affirmative votes are elected to fill the available seats.

All other actions presented for a vote of the shareholders at the Annual Meeting require an affirmative vote of the majority of shares present in person or by proxy and entitled to vote on the subject matter, except for the advisory vote on the frequency of executive compensation (Proposal 4), where the alternative receiving the most votes will be considered to be the expressed preference of the shareholders, even if those votes do not constitute a majority of the shares present in person or by proxy and entitled to vote at the Annual Meeting.

Abstentions will have no effect on director elections. Abstentions will have the effect of a vote against all other proposals. Broker non-votes will not have an effect on any of the proposals presented for your vote.

Votes submitted by mail, telephone, mobile device or Internet will be voted by the individuals named on the card (or the individual properly authorized) in the manner indicated. If you do not specify how you want your shares voted, they will be voted in accordance with the Board's recommendations. If you hold shares in more than one account, you must vote each proxy and/or voting instruction card you receive to ensure that all shares you own are voted.

Q: What does it mean if I receive more than one proxy card?

A: Whenever possible, registered shares and plan shares for multiple accounts with the same registration will be combined into the same proxy card. Shares with different registrations cannot be combined and as a result, you may receive more than one proxy card. For example, shares held in your individual account will not be combined on the same proxy card as shares held in a joint account with your spouse.

Street shares are not combined with registered or plan shares and may result in your receipt of more than one proxy card. For example, shares held by a broker for your account will not be combined with shares registered directly in your name.

If you hold shares in more than one form, you must vote separately for each notice, proxy and/or voting instruction card or email notification you receive that has a unique control number to ensure that all shares you own are voted.

If you receive more than one proxy card for accounts that you believe could be combined because the registration is the same, contact our transfer agent (for registered shares) or your broker (for street shares) to request that the accounts be combined for future mailings.

Q: Who pays for the solicitation of proxies?

A: Caterpillar pays the cost of soliciting proxies on behalf of the Board. This solicitation is being made by mail and through the Internet, but also may be made by telephone or in person. We have hired Innisfree to assist in the solicitation. We will pay Innisfree a fee of $15,000 for these services and will reimburse their out-of-pocket expenses. We will reimburse brokerage firms and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses for sending proxy materials to shareholders and obtaining their votes. Proxies also may be solicited on behalf of the Board by directors, officers or employees of Caterpillar by telephone or in person, or by mail or through the Internet. No additional compensation will be paid to such directors, officers, or employees for soliciting proxies.

Q: Where can I find voting results of the Annual Meeting?

A: We will announce preliminary voting results at the Annual Meeting and publish the results in a Form 8-K filed with the SEC within four business days after the Annual Meeting.

ADMISSION AND TICKET REQUEST PROCEDURE

ADMISSION

Admission is limited to shareholders on April 17, 2017 and one immediate family member, or one individual designated as a shareholder's authorized proxy holder or one representative designated in writing to present a shareholder proposal. In each case, the individual must have an admission ticket and valid government issued photo identification to be admitted to the Annual Meeting. In addition, share ownership will be verified by one of the following methods:

REGISTERED SHAREHOLDERS

Option A

- A copy of your proxy card or notice showing shareholder name and address

Option B

- Name(s) of shareholder,
- Address,
- Phone number, and
- Social security number or shareholder account ID; or

Also include:

- Name of immediate family member guest, if not a shareholder
- Name of authorized proxy representative, if applicable
- Address where tickets should be mailed and phone number

STREET NAME HOLDERS

One of the following:

- A copy of your April brokerage account statement showing Caterpillar stock ownership as of April 17, 2017; or
- A letter from your broker, bank or other nominee verifying your ownership as of April 17, 2017; or
- A copy of your brokerage account voting instruction card showing shareholder name and address

Also include:

- Name of immediate family member guest, if not a shareholder
- Name of authorized proxy representative, if applicable
- Address where tickets should be mailed and phone number

TICKET REQUEST DEADLINE

Ticket requests must include all information specified in the applicable table above and be submitted in writing and received by Caterpillar on or before May 31, 2017. No requests will be processed after that date.

TO SUBMIT A REQUEST

Submit ticket requests by email to catshareservices@cat.com or by mail to Caterpillar Inc. c/o Corporate Secretary, 100 NE Adams Street, Peoria, Illinois 61629-7310. Ticket requests by telephone will not be accepted.

AUTHORIZED PROXY REPRESENTATIVE

A shareholder may appoint a representative to attend the Annual Meeting and/or vote on his/her behalf. The admission ticket must be requested by the shareholder but will be issued in the name of the authorized representative. Individuals holding admission tickets that are not issued in their name will not be admitted to the Annual Meeting. The shareholder information specified above and a written proxy authorization must accompany the ticket request.

PROPONENT OF A SHAREHOLDER PROPOSAL

For each shareholder proposal included in this proxy statement, the shareholder sponsor should notify the Company in writing of the individual authorized to present the proposal on behalf of the shareholder at the Annual Meeting. One admission ticket will be issued for the designated representative.

MEDIA

Accredited members of the media must register with the Company prior to the Annual Meeting. To register, please contact Rachel Potts by phone 309-675-6892 or email (Potts_Rachel_A@cat.com).

ANALYSTS

Analysts must register with the Company prior to the Annual Meeting. To register, please contact Amy Campbell, Director of Investor Relations, by phone 309-675-4549 or email (CATir@cat.com).

EXHIBIT A - AMENDED AND RESTATED CATERPILLAR INC. 2014 LONG-TERM INCENTIVE PLAN

CATERPILLAR INC.
2014 LONG-TERM INCENTIVE PLAN
(AS AMENDED AND RESTATED, EFFECTIVE AS OF JUNE 14, 2017)

I. INTRODUCTION

1.1 Purposes. The purposes of the Caterpillar Inc. 2014 Long-Term Incentive Plan (this "Plan") are (i) to align the interests of the Company's stockholders and the recipients of awards under this Plan by increasing the proprietary interest of such recipients in the Company's growth and success, (ii) to advance the interests of the Company by attracting and retaining officers, other employees, Non-Employee Directors, consultants and independent contractors and (iii) to motivate such persons to act in the long-term best interests of the Company and its stockholders. The Plan has been amended and restated, as set forth herein, effective June 14, 2017.

1.2 Certain Definitions.

(a) "**Award Gain**" shall mean (a) with respect to a given Option exercise, the product of (X) the excess of the Fair Market Value of a share of Common Stock on the date of exercise over the grant price per share of Common Stock of such Option times (Y) the number of shares purchased pursuant to the exercise of such Option, and (b) with respect to any other settlement of an award granted to the participant, the Fair Market Value of the cash or shares of Common Stock paid or payable to the participant (regardless of any elective deferral pursuant to Section 5.10) less any cash or the Fair Market Value of any shares of Common Stock or property (other than an award that would have itself then been forfeitable hereunder and excluding any payment of tax withholding) paid by the participant to the Company as a condition of or in connection with such settlement.

(b) "**Award Notice**" shall mean the written or electronic notice evidencing an award hereunder.

(c) "**Blackout Period**" shall have the meaning set forth in Section 2.1(b).

(d) "**Board**" shall mean the Board of Directors of the Company.

(e) "**Business Combination**" shall have the meaning set forth in Section 5.9(b).

(f) "**Cause**" shall have the meaning set forth in Section 5.9(c).

(g) "**Change in Control**" shall have the meaning set forth in Section 5.9(b).

(h) "**Code**" shall mean the Internal Revenue Code of 1986, as amended.

(i) "**Committee**" shall mean the Compensation and Human Resources Committee of the Board, or any successor or subcommittee thereof, consisting of two or more members of the Board, each of whom is intended to be (i) a "Non-Employee Director" within the meaning of Rule 16b-3 under the Exchange Act, (ii) an "outside director" within the meaning of Section 162(m) of the Code and (iii) "independent" within the meaning of the rules of the New York Stock Exchange or, if the Common Stock is not listed on the New York Stock Exchange, within the meaning of the rules of the principal stock exchange on which the Common Stock is then traded.

(j) "**Common Stock**" shall mean the common stock of the Company, and all rights appurtenant thereto.

(k) "**Company**" shall mean Caterpillar Inc., a Delaware corporation, or any successor thereto.

(l) "**Company Voting Securities**" shall have the meaning set forth in Section 5.9(b)(ii).

(m) "**Exchange Act**" shall mean the Securities Exchange Act of 1934, as amended.

(n) "**Fair Market Value**" shall mean, as of any given date, the fair market value of a share of Common Stock on a particular date determined by such methods or procedures as may be established from time to time by the Committee. Unless otherwise determined by the Committee, the Fair Market Value of a share of Common Stock as of any date shall be the closing transaction price of a share of Common Stock as reported on the New York Stock Exchange for that date or, if no closing price is reported for that date, the closing price on the next preceding date for which transactions were reported. Notwithstanding the foregoing, unless otherwise determined by the Committee, for purposes of clause (D) of Section 2.1(c) of the Plan, Fair Market Value means the actual price at which the shares of Common Stock used to acquire the shares of Common Stock are sold.

(o) "**Forfeiture Event**" shall have the meaning set forth in Section 5.16(a).

(p) "**Free-Standing SAR**" shall mean an SAR which is not granted in tandem with, or by reference to, an Option, which entitles the holder thereof to receive, upon exercise, shares of Common Stock (which may be Restricted Stock) or, to the extent provided in the applicable Award Notice, cash or a combination thereof, with an aggregate value equal to the excess of the Fair Market Value of one share of Common Stock on the date of exercise over the base price of such SAR, multiplied by the number of such SARs which are exercised.

(q) "**Good Reason**" shall have the meaning set forth in Section 5.9(d).

(r) "**Incentive Stock Option**" shall mean an option to purchase shares of Common Stock that meets the requirements of Section 422 of the Code, or any successor provision, which is intended by the Committee to constitute an Incentive Stock Option.

(s) "**Incumbent Directors**" shall have the meaning set forth in Section 5.9(b)(i).

(t) "**Non-Employee Director**" shall mean any director of the Company who is not an officer or employee of the Company or any Subsidiary.

(u) "**Nonqualified Stock Option**" shall mean an option to purchase shares of Common Stock which is not an Incentive Stock Option.

(v) "**Option**" shall mean an Incentive Stock Option or a Nonqualified Stock Option granted under this Plan.

(w) "**Performance Award**" shall mean a right to receive an amount of cash, Common Stock, or a combination of both, contingent upon the attainment of specified Performance Measures within a specified Performance Period.

(x) "**Performance Measures**" shall mean the criteria and objectives, established by the Committee, which shall be satisfied or met (i) as a condition to the grant or exercisability of all or a portion of an Option or SAR or (ii) during the applicable Restriction Period or Performance Period as a condition to the vesting of the holder's interest, in the case of a Restricted Stock Award, of the shares of Common Stock subject to such award, or, in the case of a Restricted Stock Unit Award or Performance Award, to the holder's receipt of the shares of Common Stock subject to such award or of payment with respect to such award. To the extent necessary for an award to be qualified performance-based compensation under Section 162(m) of the Code and the regulations thereunder, such criteria and objectives shall be one or more of the following corporate-wide or subsidiary, division, operating unit or individual measures: (i) attainment by a share of Common Stock of a specified Fair Market Value for a specified period of time, (ii) cash flow from operations, (iii) cash flow margin or free cash flow, (iv) cash flow per share, (v) earnings of the Company before or after taxes and/or interest, (vi) earnings before interest, taxes, depreciation, and/or amortization ("EBITDA"), (vii) EBITDA margin, (viii) economic value added, (ix) expense levels or cost reduction goals, (x) gross profit or margin, (xi) increase in stockholder value, (xii) interest expense, (xiii) inventory, (xiv) market share, (xv) net assets, (xvi) net cash provided by operations, (xvii) net operating profits after taxes, (xviii) operating expenses, (xix) operating income, (xx) operating margin, (xxi) operating profit after capital charge ("OPACC"), (xxii) percent of dealer deliveries ("PODD"), (xxiii) percent of industry sales ("PINS"), (xxiv) percent of parts sales ("POPS"), (xxv) percent of parts sales – Caterpillar branded ("POPS-C"), (xxvi) pretax income, (xxvii) price-to-earnings growth, (xxviii) price realization, (xxix) primary or fully-diluted earnings per share or profit per share, (xxx) profit after tax, (xxxi) return on assets, (xxxii) return on equity, (xxxiii) return on invested capital, (xxxiv) return on investments, (xxxv) return on sales, (xxxvi) revenues, (xxxvii) sales, (xxxviii) total cash flow, (xxxix) total stockholder (shareholder) return and (xl) strategic business criteria consisting of one or more objectives based on meeting specified goals relating to (A) acquisitions or divestitures, (B) business expansion, (C) realized production system benefits, (D) cost targets,

(E) customer acquisition, (F) customer satisfaction, (G) diversity and inclusion, (H) efficiency, (I) inventory turns, (J) realized lean benefits, (K) management of employment practices and employee benefits, (L) market penetration, (M) purchasing material costs, (N) quality and quality audit scores, (O) reductions in errors and omissions, (P) reductions in lost business, (Q) supervision of litigation and information technology, (R) sustainability or (S) realized 6 Sigma benefits. Each such goal may be expressed on an absolute or relative basis and may include comparisons based on current internal targets, the past performance of the Company (including the performance of one or more subsidiaries, divisions, or operating units) or the past or current performance of other companies (or a combination of such past and current performance). In addition to the ratios specifically enumerated above, performance goals may include comparisons relating to capital (including, but not limited to, the cost of capital), shareholders' equity, shares outstanding, assets or net assets, sales, or any combination thereof. The applicable performance measures may be applied on a pre- or post-tax basis and may be established or adjusted in accordance with Section 162(m) of the Code to include or exclude objectively determinable components of any performance measure, including, without limitation, special charges such as restructuring or impairment charges, debt refinancing costs, extraordinary or noncash items, unusual, nonrecurring, infrequently occurring or one-time events affecting the Company or its financial statements or changes in law or accounting principles ("Adjustment Events"). In the sole discretion of the Committee, unless such action would cause a grant to a covered employee to fail to qualify as qualified performance-based compensation under Section 162(m) of the Code, the Committee may amend or adjust the Performance Measures or other terms and conditions of an outstanding award in recognition of any Adjustment Events. If the Committee determines that it is advisable to grant awards that are not intended to qualify as performance-based compensation under Section 162(m) of the Code, the Committee may grant such award without satisfying the requirements of Section 162(m) of the Code and that use Performance Measures other than those specified herein.

(y) "**Performance Period**" shall mean any period designated by the Committee during which (i) the Performance Measures applicable to an award shall be measured and (ii) the conditions to vesting applicable to an award shall remain in effect.

(z) "**Permitted Transferee**" shall have the meaning set forth in Section 5.4(a).

(aa) "**Plan**" shall have the meaning set forth in Section 1.1.

(bb) "**Prior Plan**" shall mean the Caterpillar Inc. 2006 Long-Term Incentive Plan and each other plan previously maintained by the Company under which equity awards remain outstanding as of the effective date of this Plan.

(cc) "**Restricted Stock**" shall mean shares of Common Stock which are subject to a Restriction Period and which may, in addition thereto, be subject to the attainment of specified Performance Measures within a specified Performance Period.

(dd) "**Restricted Stock Award**" shall mean an award of Restricted Stock under this Plan.

(ee) "**Restricted Stock Unit**" shall mean a right to receive one share of Common Stock or, in lieu thereof and to the extent provided in the applicable Award Notice, the Fair Market Value of such share of Common Stock in cash, which shall be contingent upon the expiration of a specified Restriction Period and which may, in addition thereto, be contingent upon the attainment of specified Performance Measures within a specified Performance Period.

(ff) "**Restricted Stock Unit Award**" shall mean an award of Restricted Stock Units under this Plan.

(gg) "**Restriction Period**" shall mean any period designated by the Committee during which (i) the Common Stock subject to a Restricted Stock Award may not be sold, transferred, assigned, pledged, hypothecated or otherwise encumbered or disposed of, except as provided in this Plan or the Award Notice relating to such award, or (ii) the conditions to vesting applicable to a Restricted Stock Unit Award shall remain in effect.

(hh) "**SAR**" shall mean a stock appreciation right which may be a Free-Standing SAR or a Tandem SAR.

(ii) "**Stock Award**" shall mean a Restricted Stock Award, Restricted Stock Unit Award or Unrestricted Stock Award.

(jj) "**Subsidiary**" shall mean any corporation, limited liability company, partnership, joint venture or similar entity in which the Company owns, directly or indirectly, an equity interest possessing more than 50% of the combined voting power of the total outstanding equity interests of such entity or, in the case of a partnership,

joint venture or similar entity, the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of the controlled entity.

(kk) "**Substitute Award**" shall mean an award granted under this Plan upon the assumption of, or in substitution for, outstanding equity awards previously granted by a company or other entity in connection with a corporate transaction, including a merger, combination, consolidation or acquisition of property or stock; provided, however, that in no event shall the term "Substitute Award" be construed to refer to an award made in connection with the cancellation and repricing of an Option or SAR.

(ll) "**Tandem SAR**" shall mean an SAR which is granted in tandem with, or by reference to, an Option (including a Nonqualified Stock Option granted prior to the date of grant of the SAR), which entitles the holder thereof to receive, upon exercise of such SAR and surrender for cancellation of all or a portion of such Option, shares of Common Stock (which may be Restricted Stock) or, to the extent provided in the applicable Award Notice, cash or a combination thereof, with an aggregate value equal to the excess of the Fair Market Value of one share of Common Stock on the date of exercise over the base price of such SAR, multiplied by the number of shares of Common Stock subject to such Option, or portion thereof, which is surrendered.

(mm) "**Tax Date**" shall have the meaning set forth in Section 5.5.

(nn) "**Ten Percent Holder**" shall have the meaning set forth in Section 2.1(a).

(oo) "**Unrestricted Stock**" shall mean shares of Common Stock which are not subject to a Restriction Period or Performance Measures.

(pp) "**Unrestricted Stock Award**" shall mean an award of Unrestricted Stock under this Plan.

1.3 Administration. This Plan shall be administered by the Committee. Any one or a combination of the following awards may be made under this Plan to eligible persons: (i) Options to purchase shares of Common Stock in the form of Incentive Stock Options or Nonqualified Stock Options; (ii) SARs in the form of Tandem SARs or Free-Standing SARs; (iii) Stock Awards in the form of Restricted Stock, Restricted Stock Units or Unrestricted Stock; and (iv) Performance Awards. The Committee shall, subject to the terms of this Plan, select eligible persons for participation in this Plan and determine the form, amount and timing of each award to such persons and, if applicable, the number of shares of Common Stock subject to an award, the number of SARs, the number of Restricted Stock Units, the dollar value subject to a Performance Award, the grant price or base price associated with the award, the time and conditions of exercise or settlement of the award and all other terms and conditions of the award, including, without limitation, the form of the Award Notice evidencing the award. The Committee may, in its sole discretion and for any reason at any time, unless such action would cause a grant to a covered employee to fail to qualify under Section 162(m) of the Code and regulations thereunder as qualified performance-based compensation, take action such that (i) any or all outstanding Options and SARs shall become exercisable in part or in full, (ii) all or a portion of the Restriction Period applicable to any outstanding Restricted Stock or Restricted Stock Units shall lapse, (iii) all or a portion of the Performance Period applicable to any outstanding Restricted Stock, Restricted Stock Units or Performance Awards shall lapse and (iv) the Performance Measures (if any) applicable to any outstanding award shall be deemed to be satisfied at the target or any other level. The Committee shall, subject to the terms of this Plan, interpret this Plan and the application thereof, establish rules and regulations it deems necessary or desirable for the administration of this Plan and may impose, incidental to the grant of an award, conditions with respect to the award, such as limiting competitive employment or other activities. All such interpretations, rules, regulations and conditions shall be conclusive and binding on all parties.

The Committee may delegate some or all of its power and authority hereunder to the Board or, subject to applicable law, to the Chief Executive Officer or such other executive officer of the Company as the Committee deems appropriate; provided, however, that (i) the Committee may not delegate its power and authority to the Board or the Chief Executive Officer or other executive officer of the Company with regard to the grant of an award to any person who is a "covered employee" within the meaning of Section 162(m) of the Code or who, in the Committee's judgment, is likely to be a covered employee at any time during the period an award hereunder to such employee would be outstanding and (ii) the Committee may not delegate its power and authority to the Chief Executive Officer or other executive officer of the Company with regard to the selection for participation in this Plan of an officer, director or other person subject to Section 16 of the Exchange Act or decisions concerning the timing, pricing or amount of an award to such an officer, director or other person.

No member of the Board or Committee, and neither the Chief Executive Officer nor any other executive officer to whom the Committee delegates any of its power and authority hereunder, shall be liable for any act, omission, interpretation,

construction or determination made in connection with this Plan in good faith, and the members of the Board and the Committee and the Chief Executive Officer or other executive officer shall be entitled to indemnification and reimbursement by the Company in respect of any claim, loss, damage or expense (including attorneys' fees) arising therefrom to the full extent permitted by law (except as otherwise may be provided in the Company's Certificate of Incorporation and/or By-laws) and under any directors' and officers' liability insurance that may be in effect from time to time.

1.4 Eligibility. Participants in this Plan shall consist of such officers, other employees, Non-Employee Directors, consultants, independent contractors, and persons expected to become officers, other employees, Non-Employee Directors, consultants, and independent contractors of the Company and its Subsidiaries as the Committee in its sole discretion may select from time to time; provided, that Incentive Stock Options may be granted only to employees of the Company or a Subsidiary Corporation, within the meaning of Section 424(f) of the Code. The Committee's selection of a person to participate in this Plan at any time shall not require the Committee to select such person to participate in this Plan at any other time. Except as provided otherwise in an Award Notice, for purposes of this Plan, references to employment by the Company shall also mean employment by a Subsidiary, and references to employment shall include service as a Non-Employee Director, consultant or independent contractor. The extent to which a participant shall be considered employed during any periods during which such participant is on a leave of absence shall be determined in accordance with Company policy.

1.5 Shares Available. Subject to adjustment as provided in Section 5.8 and to all other limits set forth in this Section 1.5, 38.8 million shares of Common Stock were initially available for all awards under this Plan and no more than 38.8 million shares of Common Stock in the aggregate could be issued under the Plan in connection with Incentive Stock Options. Upon and subject to stockholder approval of the amendment and restatement of the Plan pursuant to Section 5.1, an additional 36 million shares of Common Stock shall become available for all awards under this Plan and an additional 36 million shares of Common Stock may be issued under the Plan in connection with Incentive Stock Options. To the extent the Company grants an Option or a Free-Standing SAR under the Plan, the number of shares of Common Stock that remain available for future grants under the Plan shall be reduced by an amount equal to the number of shares subject to such Option or Free-Standing SAR. To the extent the Company grants a Stock Award or settles a Performance Award in shares of Common Stock, the number of shares of Common Stock that remain available for future grants under

the Plan shall be reduced by an amount equal to 2.75 times the number of shares subject to such Stock Award or Performance Award.

To the extent that shares of Common Stock subject to an outstanding Option, SAR, Stock Award or Performance Award granted under the Plan, other than Substitute Awards, are not issued or delivered by reason of (i) the expiration, termination, cancellation or forfeiture of such award (excluding shares subject to an Option cancelled upon settlement in shares of a related Tandem SAR or shares subject to a Tandem SAR cancelled upon exercise of a related Option) or (ii) the settlement of such award in cash, then such shares of Common Stock shall again be available under this Plan; provided, however, that shares of Common Stock subject to an award under this Plan shall not again be available for issuance under this Plan if such shares are (x) shares that were subject to an Option or an SAR and were not issued or delivered upon the net settlement or net exercise of such Option or SAR, (y) shares delivered to or withheld by the Company to pay the grant price or the withholding taxes related to an outstanding Option or SAR or (z) shares repurchased by the Company on the open market with the proceeds of an Option exercise. Shares delivered to or withheld by the Company to pay the withholding taxes for Stock Awards or Performance Awards granted under this Plan, but not Options or SARs, shall again be available for issuance under this Plan. The number of shares that again become available pursuant to this paragraph shall be equal to (i) one share for each share subject to an Option or Free-Standing SAR described herein and (ii) 2.75 shares for each share subject to a Stock Award or a Performance Award described herein. At the time this Plan becomes effective, none of the shares of Common Stock available for future grant under the Prior Plan shall be available for grant under this Plan and none of the shares of Common Stock subject to outstanding awards granted under the Prior Plan shall again become available for issuance under this Plan, whether upon the expiration, termination, cancellation or forfeiture of such awards or otherwise.

The number of shares of Common Stock available for awards under this Plan shall not be reduced by (i) the number of shares of Common Stock subject to Substitute Awards or (ii) available shares under a stockholder approved plan of a company or other entity which was a party to a corporate transaction with the Company (as appropriately adjusted to reflect such corporate transaction) which become subject to awards granted under this Plan (subject to applicable stock exchange requirements).

Shares of Common Stock to be delivered under this Plan shall be made available from authorized and unissued shares of Common Stock, or authorized and issued shares of Common Stock reacquired and held as treasury shares or otherwise or a combination thereof.

1.6 Per Person Limits. To the extent necessary for an award to be qualified performance-based compensation under Section 162(m) of the Code and the regulations thereunder (i) the maximum number of shares of Common Stock with respect to which Options or SARs, or a combination thereof, may be granted during any fiscal year of the Company to any person shall be 800,000 shares, subject to adjustment as provided in Section 5.8, (ii) with respect to Stock Awards subject to Performance Measures or Performance Awards denominated in Common Stock, which in either case are intended to qualify as performance-based awards under Section 162(m) of the Code, the maximum number of shares of Common Stock subject to such awards that may be earned by any person for each 12-month period during a Performance Period shall be the number of shares having a Fair Market Value of $20 million, determined as of the date of grant, subject to adjustment as provided in Section 5.8, and (iii) with respect to Performance Awards denominated in cash that are intended to qualify as performance-based awards under Section 162(m) of the Code, the maximum amount that may be earned by any person for each 12-month period during a Performance Period shall be $20 million. The aggregate grant date fair value of shares of Common Stock that may be granted during any fiscal year of the Company to any Non-Employee Director shall not exceed $750,000.

II. STOCK OPTIONS AND STOCK APPRECIATION RIGHTS

2.1 Stock Options. The Committee may, in its discretion, grant Options to purchase shares of Common Stock to such eligible persons as may be selected by the Committee. Each Option, or portion thereof, that is not an Incentive Stock Option shall be a Nonqualified Stock Option. To the extent that the aggregate Fair Market Value (determined as of the date of grant) of shares of Common Stock with respect to which Options designated as Incentive Stock Options are exercisable for the first time by a participant during any calendar year (under this Plan or any other plan of the Company, or any parent or Subsidiary) exceeds the amount (currently $100,000) established by the Code, such Options shall constitute Nonqualified Stock Options.

Options shall be subject to the following terms and conditions and shall contain such additional terms and conditions, not inconsistent with the terms of this Plan, as the Committee shall deem advisable:

(a) <u>Number of Shares and Grant Price</u>. The number of shares of Common Stock subject to an Option and the grant price per share of Common Stock purchasable upon exercise of the Option shall be determined by the Committee; provided, however, that the grant price per share of Common Stock purchasable upon exercise of an Option shall not be less than 100% of the Fair Market Value of a share of Common Stock on the date of grant of such Option; provided further, that if an Incentive Stock Option shall be granted to any person who, at the time such Option is granted, owns capital stock possessing more than 10 percent of the total combined voting power of all classes of capital stock of the Company (or of any parent or Subsidiary) (a "Ten Percent Holder"), the grant price per share of Common Stock shall not be less than the price (currently 110% of Fair Market Value) required by the Code in order to constitute an Incentive Stock Option.

Notwithstanding the foregoing, in the case of an Option that is a Substitute Award, the grant price per share of the shares subject to such Option may be less than 100% of the Fair Market Value per share on the date of grant, provided, that the excess of: (a) the aggregate Fair Market Value (as of the date such Substitute Award is granted) of the shares subject to the Substitute Award, over (b) the aggregate purchase price thereof does not exceed the excess of: (x) the aggregate fair market value (as of the time immediately preceding the transaction giving rise to the Substitute Award, such fair market value to be determined by the Committee) of the shares of the predecessor company or other entity that were subject to the grant assumed or substituted for by the Company, over (y) the aggregate purchase price of such shares.

(b) <u>Option Period and Exercisability</u>. The period during which an Option may be exercised shall be determined by the Committee; provided, however, that no Option shall be exercised later than ten (10) years after its date of grant; provided further, that if an Incentive Stock Option shall be granted to a Ten Percent Holder, such Option shall not be exercised later than five years after its date of grant; provided, further, that with respect to a Nonqualified Stock Option, if the expiration date of such Option occurs during any period when the participant is prohibited from trading in securities of the Company pursuant to the Company's insider trading policy or other policy of the Company or during a period when the exercise of such Option would violate applicable securities laws (each, a "<u>Blackout Period</u>"), then the period during which such Option shall be exercisable shall continue until the date that is 30 days after the expiration of such Blackout Period. The Committee may, in its discretion, establish Performance Measures which shall be satisfied or met as a condition to the grant of an Option or to the exercisability of all or a portion of an Option. The Committee shall determine whether an Option shall become exercisable in cumulative or non-cumulative installments and in part or in full at any time. An exercisable Option, or portion thereof, may be exercised only with respect to whole shares of Common Stock. Prior to the exercise of an Option, the holder of such Option shall have no rights as a stockholder of the Company with respect to the shares of Common Stock subject to such Option, including the right to receive dividends or dividend equivalents.

(c)   <u>Method of Exercise</u>. An Option may be exercised (i) by giving written or electronic notice to the Company or its designated agent, in accordance with procedures prescribed by the Company, specifying the number of whole shares of Common Stock to be purchased and paying the aggregate purchase price in full (or arrangement made for such payment to the Company's satisfaction) either (A) in cash, (B) by delivery (either actual delivery or by attestation procedures established by the Company) of shares of Common Stock having a Fair Market Value, determined as of the date of exercise, equal to the aggregate purchase price payable by reason of such exercise, (C) authorizing the Company to withhold whole shares of Common Stock which would otherwise be delivered having an aggregate Fair Market Value, determined as of the date of exercise, equal to the amount necessary to satisfy such obligation, (D) in cash by a broker-dealer acceptable to the Company to whom the optionee has submitted an irrevocable notice of exercise or (E) a combination of (A), (B) and (C), in each case to the extent set forth in the Award Notice relating to the Option, (ii) if applicable, by surrendering to the Company any Tandem SARs which are cancelled by reason of the exercise of the Option and (iii) by executing such documents as the Company may reasonably request. No shares of Common Stock shall be issued and no certificate representing shares of Common Stock shall be delivered until the full purchase price therefor and any withholding taxes

thereon, as described in <u>Section 5.5</u>, have been paid (or arrangement made for such payment to the Company's satisfaction).

2.2 <u>Stock Appreciation Rights</u>. The Committee may, in its discretion, grant SARs to such eligible persons as may be selected by the Committee. The Award Notice relating to an SAR shall specify whether the SAR is a Tandem SAR or a Free-Standing SAR.

SARs shall be subject to the following terms and conditions and shall contain such additional terms and conditions, not inconsistent with the terms of this Plan, as the Committee shall deem advisable:

(a)   <u>Number of SARs and Base Price</u>. The number of SARs subject to an award shall be determined by the Committee. Any Tandem SAR related to an Incentive Stock Option shall be granted at the same time that such Incentive Stock Option is granted. The base price of a Tandem SAR shall be the grant price per share of Common Stock of the related Option. The base price of a Free-Standing SAR shall be determined by the Committee; <u>provided</u>, <u>however</u>, that such base price shall not be less than 100% of the Fair Market Value of a share of Common Stock on the date of grant of such SAR (or, if earlier, the date of grant of the Option for which the SAR is exchanged or substituted).

Notwithstanding the foregoing, in the case of an SAR that is a Substitute Award, the base price per share of the shares subject to such SAR may be less than 100% of the Fair Market Value per share on the date of grant, <u>provided</u>, that the excess of: (a) the aggregate Fair Market Value (as of the date such Substitute Award is granted) of the shares subject to the Substitute Award, over (b) the aggregate base price thereof does not exceed the excess of: (x) the aggregate fair market value (as of the time immediately preceding the transaction giving rise to the Substitute Award, such fair market value to be determined by the Committee) of the shares of the predecessor company or other entity that were subject to the grant assumed or substituted for by the Company, over (y) the aggregate base price of such shares.

(b)   <u>Exercise Period and Exercisability</u>. The period for the exercise of an SAR shall be determined by the Committee; <u>provided</u>, <u>however</u>, that no SAR shall be exercised later than ten (10) years after its date of grant; <u>provided</u> <u>further</u>, that no Tandem SAR shall be exercised later than the expiration, cancellation, forfeiture or other termination of the related Option; <u>provided</u>, <u>further</u>, if the expiration date of an SAR occurs during any Blackout

Period, then the period during which such SAR shall be exercisable shall continue until the date that is 30 days after the expiration of such Blackout Period. The Committee may, in its discretion, establish Performance Measures which shall be satisfied or met as a condition to the grant of an SAR or to the exercisability of all or a portion of an SAR. The Committee shall determine whether an SAR may be exercised in cumulative or non-cumulative installments and in part or in full at any time. An exercisable SAR, or portion thereof, may be exercised only with respect to whole shares of Common Stock. If an SAR is exercised for shares of Restricted Stock, a certificate or certificates representing such Restricted Stock shall be issued in accordance with Section 3.3(c), or such shares shall be transferred to the holder in book entry form with restrictions on the shares duly noted, and the holder of such Restricted Stock shall have such rights of a stockholder of the Company as determined pursuant to Section 3.3(d). Prior to the exercise of a stock-settled SAR, the holder of such SAR shall have no rights as a stockholder of the Company with respect to the shares of Common Stock subject to such SAR, including the right to receive dividends or dividend equivalents.

(c)   Method of Exercise. A Tandem SAR may be exercised (i) by giving written or electronic notice to the Company or its designated agent, in accordance with procedures prescribed by the Company, specifying the number of whole SARs which are being exercised, (ii) by surrendering to the Company any Options which are cancelled by reason of the exercise of the Tandem SAR and (iii) by executing such documents as the Company

may reasonably request. A Free-Standing SAR may be exercised (A) by giving written or electronic notice to the Company, in accordance with procedures prescribed by the Company, specifying the whole number of SARs which are being exercised and (B) by executing such documents as the Company may reasonably request. No shares of Common Stock shall be issued and no certificate representing shares of Common Stock shall be delivered until any withholding taxes thereon, as described in Section 5.5, have been paid (or arrangement made for such payment to the Company's satisfaction).

2.3 Termination of Employment or Service. All of the terms relating to the exercise, cancellation or other disposition of an Option or SAR (i) upon a termination of employment with or service to the Company of the holder of such Option or SAR, as the case may be, whether by reason of disability, retirement, death or any other reason, or (ii) during a paid or unpaid leave of absence, shall be determined by the Committee and set forth in the applicable Award Notice.

2.4 No Repricing. The Committee shall not, without the approval of the stockholders of the Company, (i) reduce the grant price or base price of any previously granted Option or SAR, (ii) cancel any previously granted Option or SAR in exchange for another Option or SAR with a lower grant price or base price or (iii) cancel any previously granted Option or SAR in exchange for cash or another award if the grant price of such Option or the base price of such SAR exceeds the Fair Market Value of a share of Common Stock on the date of such cancellation, in each case, other than in connection with a Change in Control or the adjustment provisions set forth in Section 5.8.

III. STOCK AWARDS

3.1 Stock Awards. The Committee may, in its discretion, grant Stock Awards to such eligible persons as may be selected by the Committee. The Award Notice relating to a Stock Award shall specify whether the Stock Award is a Restricted Stock Award, Restricted Stock Unit Award or Unrestricted Stock Award.

3.2 Terms of Unrestricted Stock Awards. The number of shares of Common Stock subject to an Unrestricted Stock Award shall be determined by the Committee. Unrestricted Stock Awards shall not be subject to any Restriction Periods or Performance Measures; provided, however, Unrestricted Stock Awards shall be limited to (i) awards to Non-Employee Directors, (ii) awards to newly hired employees, (iii) awards made in lieu of a cash bonus or (iv) awards granted under this

Plan with respect to the number of shares Common Stock which, in the aggregate, does not exceed five percent (5%) of the total number of shares available for awards under this Plan. Upon the grant of an Unrestricted Stock Award, subject to the Company's right to require payment of any taxes in accordance with Section 5.5, a certificate or certificates evidencing ownership of the requisite number of shares of Common Stock shall be delivered to the holder of such award or such shares shall be transferred to the holder in book entry form.

3.3 Terms of Restricted Stock Awards. Restricted Stock Awards shall be subject to the following terms and conditions and shall contain such additional terms and conditions, not inconsistent with the terms of this Plan, as the Committee shall deem advisable.

(a) Number of Shares and Other Terms. The number of shares of Common Stock subject to a Restricted Stock Award and the Restriction Period, Performance Period (if any) and Performance Measures (if any) applicable to a Restricted Stock Award shall be determined by the Committee.

(b) Vesting and Forfeiture. The Award Notice relating to a Restricted Stock Award shall provide, in the manner determined by the Committee, in its discretion, and subject to the provisions of this Plan, for the vesting of the shares of Common Stock subject to such award (i) if the holder of such award remains continuously in the employment of the Company during the specified Restriction Period and (ii) if specified Performance Measures (if any) are satisfied or met during a specified Performance Period, and for the forfeiture of the shares of Common Stock subject to such award (x) if the holder of such award does not remain continuously in the employment of the Company during the specified Restriction Period or (y) if specified Performance Measures (if any) are not satisfied or met during a specified Performance Period.

(c) Stock Issuance. During the Restriction Period, the shares of Restricted Stock shall be held by a custodian in book entry form with restrictions on such shares duly noted or, alternatively, a certificate or certificates representing a Restricted Stock Award shall be registered in the holder's name and may bear a legend, in addition to any legend which may be required pursuant to Section 5.7, indicating that the ownership of the shares of Common Stock represented by such certificate is subject to the restrictions, terms and conditions of this Plan and the Award Notice relating to the Restricted Stock Award. All such certificates shall be deposited with the Company, together with stock powers or other instruments of assignment (including a power of attorney), each endorsed in blank with a guarantee of signature if deemed necessary or appropriate, which would permit transfer to the Company of all or a portion of the shares of Common Stock subject to the Restricted Stock Award in the event such award is forfeited in whole or in part. Upon termination of any applicable Restriction Period (and the satisfaction or attainment of applicable Performance Measures), subject to the Company's right to require payment of any taxes in

accordance with Section 5.5, the restrictions shall be removed from the requisite number of any shares of Common Stock that are held in book entry form, and all certificates evidencing ownership of the requisite number of shares of Common Stock shall be delivered to the holder of such award.

(d) Rights with Respect to Restricted Stock Awards. Unless otherwise set forth in the Award Notice relating to a Restricted Stock Award, and subject to the terms and conditions of a Restricted Stock Award, the holder of such award shall have all rights as a stockholder of the Company, including, but not limited to, voting rights, the right to receive dividends and the right to participate in any capital adjustment applicable to all holders of Common Stock; provided, however, that (i) a distribution with respect to shares of Common Stock, other than a regular cash dividend, and (ii) a regular cash dividend with respect to shares of Common Stock that are subject to performance-based vesting conditions, in each case, shall be deposited with the Company and shall be subject to the same restrictions as the shares of Common Stock with respect to which such distribution was made.

3.4 Terms of Restricted Stock Unit Awards. Restricted Stock Unit Awards shall be subject to the following terms and conditions and shall contain such additional terms and conditions, not inconsistent with the terms of this Plan, as the Committee shall deem advisable.

(a) Number of Shares and Other Terms. The number of shares of Common Stock subject to a Restricted Stock Unit Award and the Restriction Period, Performance Period (if any) and Performance Measures (if any) applicable to a Restricted Stock Unit Award shall be determined by the Committee.

(b) Vesting and Forfeiture. The Award Notice relating to a Restricted Stock Unit Award shall provide, in the manner determined by the Committee, in its discretion, and subject to the provisions of this Plan, for the vesting of such Restricted Stock Unit Award (i) if the holder of such award remains continuously in the employment of the Company during the specified Restriction Period and (ii) if specified Performance Measures (if any) are satisfied or met during a specified Performance Period, and for the forfeiture of the shares of Common Stock subject to such award (x) if the holder of such award does not remain continuously in the employment of the Company during the specified Restriction Period or (y) if specified Performance Measures (if any) are not satisfied or met during a specified Performance Period.

(c) Settlement of Vested Restricted Stock Unit Awards. The Award Notice relating to a Restricted Stock Unit Award shall specify (i) whether such award may be settled in shares of Common Stock or cash or a combination thereof and (ii) whether the holder thereof shall be entitled to receive, on a current or deferred basis, dividend equivalents, and, if determined by the Committee, interest on, or the deemed reinvestment of, any deferred dividend equivalents, with respect to the number of shares of Common Stock subject to such award. Any dividend equivalents with respect to Restricted Stock Units that are subject to performance-based vesting conditions shall be subject to the same restrictions as such Restricted Stock Units. Prior to the settlement of a Restricted Stock Unit Award, the holder of such award shall have no rights as a stockholder of the Company with respect to the shares of Common Stock subject to such award.

3.5 Termination of Employment or Service. All of the terms relating to the satisfaction of Performance Measures and the termination of the Restriction Period or Performance Period relating to a Stock Award, or any forfeiture and cancellation of such award (i) upon a termination of employment with or service to the Company of the holder of such award, whether by reason of disability, retirement, death or any other reason, or (ii) during a paid or unpaid leave of absence, shall be determined by the Committee and set forth in the applicable Award Notice.

IV. PERFORMANCE AWARDS

4.1 Performance Awards. The Committee may, in its discretion, grant Performance Awards to such eligible persons as may be selected by the Committee.

4.2 Terms of Performance Awards. Performance Awards shall be subject to the following terms and conditions and shall contain such additional terms and conditions, not inconsistent with the terms of this Plan, as the Committee shall deem advisable.

(a) Value of Performance Awards and Performance Measures. The method of determining the value of the Performance Award and the Performance Measures and Performance Period applicable to a Performance Award shall be determined by the Committee.

(b) Vesting and Forfeiture. The Award Notice relating to a Performance Award shall provide, in the manner determined by the Committee, in its discretion, and subject to the provisions of this Plan, for the vesting of such Performance Award if the specified Performance Measures are satisfied or met during the specified Performance Period and for the forfeiture of such award if the specified Performance Measures are not satisfied or met during the specified Performance Period.

(c) Settlement of Vested Performance Awards. The Award Notice relating to a Performance Award shall specify whether such award may be settled in shares of Common Stock (including shares of Restricted Stock) or cash or a combination thereof. If a Performance Award is settled in shares of Restricted Stock, such shares of Restricted Stock shall be issued to the holder in book entry form or a certificate or certificates representing such Restricted Stock shall be issued in accordance with Section 3.3(c) and the holder of such Restricted Stock shall have such rights as a stockholder of the Company as determined pursuant to Section 3.3(d). Any dividends or dividend equivalents with respect to a Performance Award shall be subject to the same restrictions as such Performance Award. Prior to the settlement of a Performance Award in shares of Common Stock, including Restricted Stock, the holder of such award shall have no rights as a stockholder of the Company.

4.3 Termination of Employment or Service. All of the terms relating to the satisfaction of Performance Measures and the termination of the Performance Period relating to a Performance Award, or any forfeiture and cancellation of such award (i) upon a termination of employment with or service to the Company of the holder of such award, whether by reason of disability, retirement, death or any other reason, or (ii) during a paid or unpaid leave of absence, shall be determined by the Committee and set forth in the applicable Award Notice.

V. GENERAL

5.1 Effective Date and Term of Plan. This Plan was approved by the Board on April 9, 2014, and became effective as of June 11, 2014, the date on which the Company's stockholders approved the Plan. This Plan superseded and replaced the Prior Plan; provided that the Prior Plan shall remain in effect with respect to all outstanding awards granted under the Prior Plan until such awards have been exercised, forfeited, canceled, expired or otherwise terminated in accordance with the terms of such grants. The amendment and restatement of the Plan, as set forth herein, was approved by the Board on April 12, 2017, and shall become effective as of the date the Company's stockholders approve the amendment and restatement of the Plan. The amended and restated Plan will be deemed to be approved by the stockholders if it receives the affirmative vote of the holders of a majority of the shares of stock of the Company present in person or by proxy and entitled to vote at a meeting duly held in accordance with the applicable provisions of the Certificate of Incorporation or Bylaws of the Company. In the event this amendment and restatement of the Plan is not approved by Company's stockholders, this amendment and restatement shall not take effect and the Plan as in effect on April 11, 2017 will continue. The Plan shall terminate on the tenth anniversary of the Plan's effective date, June 11, 2024, unless terminated earlier by the Committee; provided that no Incentive Stock Options shall be granted later than ten (10) years after the date the Plan is adopted by the Board or the date the Plan is approved by the stockholders of the Company, whichever is earlier. Termination of this Plan shall not affect the terms or conditions of any award granted prior to termination. Awards hereunder may be made at any time prior to the termination of this Plan.

5.2 Amendments. The Committee may amend this Plan as it shall deem advisable; provided, however, that no amendment to the Plan shall be effective without the approval of the Company's stockholders if (i) stockholder approval is required by applicable law, rule or regulation, including Section 162(m) of the Code and any rule of the New York Stock Exchange, or any other stock exchange on which the Common Stock is then traded, or (ii) such amendment seeks to modify Section 2.4 hereof; provided further, that no amendment may materially impair the rights of a holder of an outstanding award without the consent of such holder.

5.3 Award Notice. Each award under this Plan shall be evidenced by an Award Notice setting forth the terms and conditions applicable to such award. No award shall be valid until an Award Notice is provided by the Company and, to the extent the Committee may, in its sole discretion, require, either executed by the recipient or accepted by the recipient by electronic means approved by the Committee within the time period specified by the Committee. Upon execution by the Company, or if required, upon such execution and delivery of the Award Notice to the Company or electronic acceptance of the Award Notice, such award shall be effective as of the effective date set forth in the Award Notice.

5.4 Non-Transferability.

(a) Except as provided in Section 5.4(b), no award shall be transferable other than by will, the laws of descent and distribution, pursuant to beneficiary designation procedures approved by the Company, pursuant to a domestic relations order or, to the extent expressly permitted in the Award Notice relating to such award, to the holder's family members, a trust or entity established by the holder for estate planning purposes or a charitable organization designated by the holder (a "Permitted Transferee"), in each case, without consideration. Except to the extent permitted by the foregoing sentence or the Award Notice relating to an award, each award may be exercised or settled during the holder's lifetime only by the holder or the holder's legal representative, agent or similar person. Except as permitted by the second preceding sentence, no award may be sold, transferred, assigned, pledged, hypothecated, encumbered or otherwise disposed of (whether by operation of law or otherwise) or be subject to execution, attachment or similar process. Upon any attempt to so sell, transfer, assign, pledge, hypothecate, encumber or otherwise dispose of any award, such award and all rights thereunder shall immediately become null and void.

(b) Nonqualified Stock Options and SARs (except for any Tandem SAR granted in tandem with an Incentive Stock Option), whether vested or unvested, held by (A) participants who are considered officers of the Company for purposes of Section 16 of the Exchange Act; (B) participants who are Directors; or (C) any participants who previously held the positions in clauses (A) and (B) may be transferred by gift or by domestic relations order to one or more Permitted Transferees. Nonqualified Stock Options and SARs (except for any Tandem SAR granted in tandem with an Incentive Stock Option), whether vested or unvested, held by all other participants and by Permitted Transferees may be transferred by gift or by domestic relations order only to Permitted Transferees and, in the case of transfers other than in connection with a domestic relations order, upon the prior written approval of the Company's Director of Compensation & Benefits.

5.5 <u>Tax Withholding</u>. The Company shall have the right to require, prior to the issuance or delivery of any shares of Common Stock or the payment of any cash pursuant to an award made hereunder, payment by the holder of such award of any federal, state, local or other taxes which may be required to be withheld or paid in connection with such award. An Award Notice may provide that (i) the Company shall withhold whole shares of Common Stock which would otherwise be delivered to a holder, having an aggregate Fair Market Value determined as of the date the obligation to withhold or pay taxes arises in connection with an award (the "<u>Tax Date</u>"), or withhold an amount of cash which would otherwise be payable to a holder, in the amount necessary to satisfy any such obligation or (ii) the holder may satisfy any such obligation by any of the following means: (A) a cash payment to the Company; (B) delivery (either actual delivery or by attestation procedures established by the Company) to the Company of previously owned whole shares of Common Stock having an aggregate Fair Market Value, determined as of the Tax Date, equal to the amount necessary to satisfy any such obligation; (C) authorizing the Company to withhold whole shares of Common Stock which would otherwise be delivered having an aggregate Fair Market Value, determined as of the Tax Date, or withhold an amount of cash which would otherwise be payable to a holder, equal to the amount necessary to satisfy any such obligation; (D) in the case of the exercise of an Option, a cash payment by a broker-dealer acceptable to the Company to whom the optionee has submitted an irrevocable notice of exercise or (E) any combination of (A), (B) and (C), in each case to the extent set forth in the Award Notice relating to the award. Shares of Common Stock to be delivered or withheld may not have an aggregate Fair Market Value in excess of the amount determined by applying the minimum statutory withholding rate; <u>provided</u>, <u>however</u>, that if a fraction of a share of Common Stock would be required to satisfy the minimum statutory withholding taxes, then the number of shares of Common Stock to be delivered or withheld may be rounded up to the next nearest whole share of Common Stock.

5.6 <u>Section 83(b) Election</u>. No election under Section 83(b) of the Code (to include in gross income in the year of transfer the amounts specified in Code Section 83(b)) or under a similar provision of the laws of a jurisdiction outside the United States may be made, unless expressly permitted by the terms of the Award Notice. In any case in which a participant is permitted to make such an election in connection with an award, the participant shall notify the Company of such election within ten days of filing notice of the election with the Internal Revenue Service or other governmental authority, in addition to any filing and notification required pursuant to regulations issued under Code Section 83(b) or other applicable provision.

5.7 <u>Restrictions on Shares</u>. Each award made hereunder shall be subject to the requirement that if at any time the Company determines that the listing, registration or qualification of the shares of Common Stock subject to such award upon any securities exchange or under any law, or the consent or approval of any governmental body, or the taking of any other action is necessary or desirable as a condition of, or in connection with, the delivery of shares thereunder, such shares shall not be delivered unless such listing, registration, qualification, consent, approval or other action shall have been effected or obtained, free of any conditions not acceptable to the Company. The Company may require that certificates evidencing shares of Common Stock delivered pursuant to any award made hereunder bear a legend indicating that the sale, transfer or other disposition thereof by the holder is prohibited except in compliance with the Securities Act of 1933, as amended, and the rules and regulations thereunder.

5.8 <u>Adjustment</u>. In the event of any equity restructuring (within the meaning of Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation—Stock Compensation) that causes the per share value of shares of Common Stock to change, such as a stock dividend, stock split, spinoff, rights offering or recapitalization through an extraordinary cash dividend, the number and class of securities available under this Plan, the terms of each outstanding Option and SAR (including the number and class of securities subject to each outstanding Option or SAR and the grant price or base price per share), the terms of each outstanding Restricted Stock Award and Restricted Stock Unit Award (including the number and class of securities subject thereto), the terms of each outstanding Performance Award (including the number and class of securities subject thereto), the maximum number of securities with respect to which Options or SARs may be granted during any fiscal year of the Company to any one grantee, the maximum number of shares of Common Stock that may be awarded during any fiscal year of the Company to any one grantee pursuant to a Stock Award that is subject to Performance Measures or a Performance Award, as set forth in <u>Section 1.6</u>, shall be appropriately adjusted by the Committee, such adjustments to be made in the case of outstanding Options and SARs in accordance with Section 409A of the Code. In the event of any other change in corporate capitalization, including a merger, consolidation, reorganization, or partial or complete liquidation of the Company, such equitable adjustments described in the foregoing sentence may be made as determined to be appropriate and equitable by the Committee to prevent dilution or enlargement of rights of participants. In either case, the decision of the Committee regarding any such adjustment shall be final, binding and conclusive.

5.9 Change in Control.

(a) <u>Impact of a Change in Control</u>. Notwithstanding any other provision of the Plan to the contrary, in the event of a Change in Control:

   (i) If and to the extent that outstanding awards under the Plan are (A) continued by the Company, (B) assumed by the successor corporation (or affiliate thereto) or (C) replaced with awards that preserve the existing value of the awards at the time of the Change in Control and provide for subsequent payout in accordance with a vesting schedule and Performance Measures, as applicable, that are the same or more favorable to the participants than the vesting schedule and Performance Measures applicable to the awards, then all such awards or such substitutes therefor shall remain outstanding and be governed by their respective terms and the provisions of the Plan subject to <u>Section 5.9(a)(iv)</u> below.

   (ii) If and to the extent that outstanding awards under the Plan are not continued, assumed or replaced in accordance with <u>Section 5.9(a)(i)</u> above, then upon the Change in Control: (A) outstanding Options and SARs shall immediately vest and become exercisable, (B) the Restriction Period applicable to outstanding Restricted Stock Awards and Restricted Stock Unit Awards shall immediately lapse; and, with respect to Restricted Stock Unit Awards, shall be payable immediately in accordance with their terms or, if later, as of the earliest permissible date under Code Section 409A, and (C) outstanding Performance Awards granted under the Plan shall immediately vest and shall become immediately payable in accordance with their terms as if the target level of the Performance Measures had been achieved or, with respect to completed performance periods, based on the actual level of achievement.

   (iii) If and to the extent that outstanding awards under the Plan are not continued, assumed or replaced in accordance with <u>Section 5.9(a)(i)</u> above, then the Board may, in its sole discretion, require outstanding awards to be surrendered to the Company by the holder, and to be immediately cancelled by the Company, and to provide for the holder to receive a cash payment in an amount equal to (1) in the case of an Option or an SAR, the aggregate number of shares of Common Stock then subject to the portion of such Option or SAR surrendered multiplied by the excess, if any,

of the Fair Market Value of a share of Common Stock as of the date of the Change in Control, over the grant price or base price per share of Common Stock subject to such Option or SAR, (2) in the case of a Stock Award or a Performance Award denominated in shares of Common Stock, the aggregate number of shares of Common Stock then subject to the portion of such award surrendered to the extent the Performance Measures applicable to such award have been satisfied or are deemed satisfied pursuant to <u>Section 5.9(a)(ii)</u>, multiplied by the Fair Market Value of a share of Common Stock as of the date of the Change in Control, and (3) in the case of a Performance Award denominated in cash, the value of the Performance Award then subject to the portion of such award surrendered to the extent the Performance Measures applicable to such award have been satisfied or are deemed satisfied pursuant to <u>Section 5.9(a)(ii)</u>.

   (iv) If and to the extent that (A) outstanding awards are continued, assumed or replaced in accordance with <u>Section 5.9(a)(i)</u> above and (B) a participant's employment with, or performance of services for, the Company (or the company resulting from or succeeding to the business of the Company pursuant to such Change in Control) is terminated by the Company for any reason other than Cause or by such participant for Good Reason, in each case, within the 24-month period commencing on the date of the Change in Control, then, as of the date of such participant's termination: (A) outstanding Options and SARs shall immediately vest and become exercisable, (B) the Restriction Period applicable to outstanding Restricted Stock Awards and Restricted Stock Unit Awards shall immediately lapse; and, with respect to Restricted Stock Unit Awards, shall be payable immediately in accordance with their terms or, if later, as of the earliest permissible date under Code Section 409A, and (C) outstanding Performance Awards granted under the Plan shall immediately vest and shall become immediately payable in accordance with their terms as if the target level of the Performance Measures had been achieved or, with respect to completed performance periods, based on the actual level of achievement.

(v) Outstanding Options or SARs that are assumed or replaced in accordance with Section 5.9(a)(i) may be exercised by the participant in accordance with the applicable terms and conditions of such award as set forth in the applicable Award Notice or elsewhere; provided, however, that Options or SARs that become exercisable in accordance with Section 5.9(a)(iv) may be exercised until the expiration of the original full term of such Option or SAR notwithstanding the other original terms and conditions of such award.

(b) For purposes of this Plan, unless otherwise provided in an Award Notice, "Change in Control" means the occurrence of any one of the following events:

(i) During any twenty-four (24) month period, individuals who, as of the beginning of such period, constitute the Board (the "Incumbent Directors") cease for any reason to constitute at least a majority of the Board; provided that any person becoming a director subsequent to the beginning of such period whose election or nomination for election was approved by a vote of at least a majority of the Incumbent Directors then on the Board (either by a specific vote or by approval of the proxy statement of the Company in which such person is named as a nominee for director, without written objection to such nomination) shall be an Incumbent Director; provided, however, that no individual initially elected or nominated as a director of the Company as a result of an actual or threatened election contest with respect to directors or as a result of any other actual or threatened solicitation of proxies by or on behalf of any person other than the Board shall be deemed to be an Incumbent Director;

(ii) Any "person" (as such term is defined in the Exchange Act and as used in Sections 13(d)(3) and 14(d)(2) of the Exchange Act) is or becomes a "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing 20% or more of the combined voting power of the Company's then outstanding securities eligible to vote for the election of the Board (the "Company Voting Securities"), unless the Board, as constituted immediately prior to the date on which such person acquires such beneficial interest, by resolution negates the effect of this provision in a particular circumstance, deeming that

resolution to be in the best interests of Company stockholders; provided, however, that the event described in this paragraph (ii) shall not be deemed to be a Change in Control by virtue of any of the following acquisitions: (A) by the Company or any Subsidiary; (B) by any employee benefit plan (or related trust) sponsored or maintained by the Company or any Subsidiary; (C) by any underwriter temporarily holding securities pursuant to an offering of such securities; or (D) by any person of Company Voting Securities from the Company, if a majority of the Incumbent Board approves in advance the acquisition of beneficial ownership of 20% or more of Company Voting Securities by such person;

(iii) The consummation of a merger, consolidation, statutory share exchange or similar form of corporate transaction involving the Company or any of its Subsidiaries that requires the approval of the Company's stockholders, whether for such transaction or the issuance of securities in the transaction (a "Business Combination"), that results in the voting securities of the Company outstanding immediately prior thereto representing (either by remaining outstanding or by being converted into voting securities of the surviving entity) less than 50% of the combined voting power of the voting securities of the Company or such surviving entity outstanding immediately after such Business Combination; or

(iv) The stockholders of the Company approve a plan of complete liquidation or dissolution of the Company or the consummation of a sale of all or substantially all of the Company's assets.

Notwithstanding the foregoing, to the extent a payment to be made pursuant to an award upon a Change in Control constitutes deferred compensation that is subject to Section 409A of the Code, and such Change in Control does not constitute a "change in control event," within the meaning of Treasury regulations promulgated under Section 409A of the Code, such payment shall be paid at the time it is otherwise scheduled to be paid, without regard to the occurrence of the Change in Control.

(c) For purposes of this Section 5.9, "Cause" means, unless otherwise provided in an Award Notice, a willful engaging in gross misconduct materially and demonstrably injurious to the Company. For this purpose, "willful" means an act or omission in bad faith and without a reasonable belief that such act or omission was in or not opposed to the best interests of the Company.

(d) For purposes of this Section 5.9, "Good Reason" means, unless otherwise provided in an Award Notice, the occurrence of any of the following circumstances (unless such circumstances are fully corrected by the Company before a participant's termination of employment or the participant fails to provide written notice of such circumstances within 30 days after the participant becomes, or reasonably should have become, aware of such circumstances): (A) the Company's assignment of any duties materially inconsistent with the participant's position with the Company, or which result in a material adverse alteration in the nature or status of the responsibilities of the participant's employment; or (B) a material reduction by the Company in the participant's annual base salary, unless such reduction is part of a compensation reduction program affecting all similarly situated management employees.

5.10 Deferrals. The Committee may determine that the delivery of shares of Common Stock or the payment of cash, or a combination thereof, upon the settlement of all or a portion of any award (other than awards of Incentive Stock Options, Nonqualified Stock Options and SARs) made hereunder shall be deferred, or the Committee may, in its sole discretion, approve deferral elections made by holders of awards. Deferrals shall be for such periods and upon such terms as the Committee may determine in its sole discretion, subject to the requirements of Section 409A of the Code.

5.11 No Right of Participation, Employment or Service. Unless otherwise set forth in an employment agreement, no person shall have any right to participate in this Plan. Neither this Plan nor any award made hereunder shall confer upon any person any right to continued employment by or service with the Company, any Subsidiary or any affiliate of the Company or affect in any manner the right of the Company, any Subsidiary or any affiliate of the Company to terminate the employment or service of any person at any time without liability hereunder.

5.12 Rights as Stockholder. No person shall have any right as a stockholder of the Company with respect to any shares of Common Stock or other equity security of the Company which is subject to an award hereunder unless and until such person becomes a stockholder of record with respect to such shares of Common Stock or equity security.

5.13 Designation of Beneficiary. To the extent permitted by the Company, a holder of an award may file with the Company a written designation of one or more persons as such holder's beneficiary or beneficiaries (both primary and contingent) in the event of the holder's death or incapacity. To the extent an outstanding Option or SAR granted hereunder is exercisable, such beneficiary or beneficiaries shall be entitled to exercise such Option or SAR pursuant to procedures prescribed by the Company. Each beneficiary designation shall become effective only when filed in writing with the Company during the holder's lifetime on a form prescribed by the Company. The spouse of a married holder domiciled in a community property jurisdiction shall join in any designation of a beneficiary other than such spouse. The filing with the Company of a new beneficiary designation shall cancel all previously filed beneficiary designations. If a holder fails to designate a beneficiary, or if all designated beneficiaries of a holder predecease the holder, then each outstanding award held by such holder, to the extent vested or exercisable, shall be payable to or may be exercised by such holder's executor, administrator, legal representative or similar person.

5.14 Governing Law. This Plan, each award hereunder and the related Award Notice, and all determinations made and actions taken pursuant thereto, to the extent not otherwise governed by the Code or the laws of the United States, shall be governed by the laws of the State of Delaware and construed in accordance therewith without giving effect to principles of conflicts of laws.

5.15 Non-U.S. Employees. Without amending this Plan, the Committee may grant awards to eligible persons who are foreign nationals and/or reside outside the U.S. on such terms and conditions different from those specified in this Plan as may in the judgment of the Committee be necessary or desirable to foster and promote achievement of the purposes of this Plan and, in furtherance of such purposes the Committee may make such modifications, amendments, procedures, subplans and the like as may be necessary or advisable to comply with provisions of laws in other countries or jurisdictions in which the Company or its Subsidiaries operates or has employees.

5.16 Award Forfeitures.

(a) <u>Forfeiture of Options and Other Awards</u>. Each award granted hereunder shall be subject to the following additional forfeiture conditions, to which the participant, by accepting an award hereunder, agrees. If any of the events specified in <u>Section 5.16(b)</u> occurs (a "<u>Forfeiture Event</u>"), all of the following forfeitures will result:

(i) The unexercised portion of any Option, whether or not vested, and any other award not then settled (except for an award that has not been settled solely due to an elective deferral pursuant to <u>Section 5.10</u> by the participant and otherwise is not forfeitable in the event of any termination of service of the participant) will be immediately forfeited and canceled upon the occurrence of the Forfeiture Event; and

(ii) The participant will be obligated to repay the Company, in cash, within five business days after demand is made thereof by the Company, the total amount of Award Gain (as defined herein) realized by the participant upon each exercise of an Option or settlement of an award (regardless of any elective deferral pursuant to <u>Section 5.10</u>) that occurred on or after (i) the date that is 12 months before the occurrence of the Forfeiture Event, if the Forfeiture Event occurred while the participant was employed by the Company or a Subsidiary, or (ii) the date that is 12 months before the date the participant's employment by, or service as a Director with the Company or a Subsidiary terminated, if the Forfeiture Event occurred after the participant ceased to be so employed.

(b) <u>Events Triggering Forfeiture</u>. The forfeitures specified in <u>Section 5.16(a)</u> will be triggered upon the occurrence of any one of the following Forfeiture Events at any time during the participant's employment by or service as a Director with the Company or a Subsidiary or during the one-year period following termination of such employment or service:

(i) <u>Non-Solicitation</u>. The participant, for his or her own benefit or for the benefit of any other person, company or entity, directly or indirectly, (i) induces or attempts to induce or hires or otherwise counsels, induces or attempts to induce or hire or otherwise counsel, advise, encourage or solicit any person to leave the employment of or the service for the Company or any Subsidiary, (ii) hires or in any manner employs or retains the services of any individual employed by or providing

services to the Company or any Subsidiary as of the date of his or her termination of employment, or employed by or providing services to the Company or any Subsidiary subsequent to such termination, (iii) solicits, pursues, calls upon or takes away, any potential customers of the Company or any Subsidiary, (iv) solicits, pursues, calls upon or takes away, any potential customer of the Company or any Subsidiary that has been the subject of a bid, offer or proposal by the Company or any Subsidiary, or of substantial preparation with a view to making such a bid, proposal or offer, within 12 months before such participant's termination of employment with the Company or any Subsidiary, or (v) otherwise interferes with the business or accounts of the Company or any Subsidiary.

(ii) <u>Confidential Information</u>. The participant discloses to any person or entity or makes use of any "confidential or proprietary information" (as defined below in this <u>Section 5.16(b)(2)</u>) for his or her own purpose or for the benefit of any person or entity, except as may be necessary in the ordinary course of employment with or other service to the Company or any Subsidiary. Such "confidential or proprietary information" of the Company or any Subsidiary, includes, but is not limited to, the design, development, operation, building or manufacturing of products manufactured and supplied by the Company and its Subsidiaries, the identity of the Company's or any Subsidiary's customers, the identity of representatives of customers with whom the Company or any Subsidiary has dealt, the kinds of services provided by the Company or any Subsidiary to customers and offered to be performed for potential customers, the manner in which such services are performed or offered to be performed, the service needs of actual or prospective customers, pricing information, information concerning the creation, acquisition or disposition of products and services, customer maintenance listings, computer software and hardware applications and other programs, personnel information, information identifying, relating to or concerning investors in the Company or any Subsidiary, joint venture partners of the Company or any Subsidiary, business partners of the Company or any Subsidiary or other entities providing financing to the Company or any Subsidiary, real estate and leasing opportunities, communications and telecommunications operations and processes, zoning and licensing matters, relationships with, or matters involving, landlords and/or property owners, and other trade secrets.

(c) Plan Does Not Prohibit Competition or Other Participation Activities. Although the conditions set forth in this Section 5.16 shall be deemed to be incorporated into an award, the Plan does not thereby prohibit the participant from engaging in any activity, including but not limited to competition with the Company and its Subsidiaries. Rather, the non-occurrence of the Forfeiture Events set forth in Section 5.16(b) is a condition to the participant's right to realize and retain value from his or her compensatory awards, and the consequence under the Plan if the participant engages in an activity giving rise to any such Forfeiture Event are the forfeitures specified herein. This provision shall not preclude the Company and the participant from entering into other written agreements concerning the subject matter of Sections 5.16(a) and 5.16(b) and, to the extent any terms of this Section 5.16 are inconsistent with any express terms of such agreement, this Section 5.16 shall not be deemed to modify or amend such terms.

(d) Committee Discretion. The Committee may, in its sole discretion, waive in whole or in part the Company's right to forfeiture under this Section 5.16, but no such waiver shall be effective unless evidenced by a writing signed by a duly authorized officer of the Company. In addition, the Committee may impose additional conditions on awards, by inclusion of appropriate provisions in the Award Notice. Nothing contained herein shall require the Committee to enforce the forfeiture provisions of this Section 5.16. Failure to enforce these provisions against any individual shall not be construed as a waiver of the Company's right to forfeiture under this Section 5.16.

5.17 Awards Subject to Clawback. Notwithstanding any other provision of the Plan to the contrary, any participant who is an officer of the Company whose negligence, intentional or gross misconduct contributes to the Company's having to restate all or a portion of its financial statements, will be required to forfeit awards granted under this Plan and any cash payment or shares of Common Stock delivered pursuant to an award, as determined by the Board of Directors, an authorized committee, or its designee, pursuant to the Caterpillar Inc. Guidelines on Corporate Governance Issues, as adopted on December 7, 2013 and any subsequent amendments, including without limitation any such amendments which the Company may be required to adopt under the Dodd-Frank Wall Street Reform and Consumer Protection Act and implementing rules and regulations thereunder, or as otherwise required by law.

5.18 Right of Setoff. The Company or any Subsidiary may, to the extent permitted by applicable law, deduct from and set off against any amounts the Company or Subsidiary may owe to the participant from time to time, including amounts payable in connection with any award, owed as wages, fringe benefits, or other compensation owed to the participant, such amounts as may be owed by the participant to the Company, although the participant shall remain liable for any part of the participant's payment obligation not satisfied through such deduction and setoff. By accepting any award granted hereunder, the participant agrees to any deduction or setoff under this Section 5.18.